Form 20-F
period 2022-12-31
Greenbriar Capital Corp.
filed 2023-05-02
CIK 1570843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Yes ☒  No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

We use the Canadian dollar as our reporting currency. All references to “C$” and “$” are to Canadian dollars and references to “US$” are to United States dollars.  On May 1, 2023, 2023, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.73783. See also Item 3, “Key Information” for more detailed currency and conversion information.

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

Although we expect that our existing funds, together with anticipated upcoming financings, will be sufficient to sustain our operations for the next 12 months, we cannot provide any assurance that we will not require additional financing during that period to provide working capital.  Moreover, it is possible that costs associated with operating our business will exceed our projections.  For example, we might be required to cover some of the costs of the next planned phases of the development of our Sage Ranch real estate project if Captiva Verde Wellness Corp. is unable to meet it obligations to fund development costs for that project due to unforeseen circumstances.  If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results, or we may be forced to curtail or cease our operations.

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

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement between the Company and the Puerto Rico Energy Power Authority dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau, and the Agreement was submitted for final approval by the Puerto Rico Financial Oversight and Management Board.  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board approved two projects, but excluded the approval of the Montalva Solar Project. The Company has submitted a new application to the Puerto Rico Financial Oversight and Management Board.  The Company and the Puerto Rico Financial Oversight and Management Board are working to resolve the outstanding issues before the Puerto Rico Energy Bureau, and plan on filing an updated submission to the Puerto Rico Financial Oversight and Management Board by July 1, 2023.  There is no assurance that the approval of the Puerto Rico Financial Oversight and Management Board will be forthcoming on terms acceptable to the Company, or at all. If the Puerto Rico Financial Oversight and Management Board rejects the new application, as supplemented by the planned filing of the updated submission, the Company intends to seek review of that decision by the United States District Court for the District of Puerto Rico.  However, there is no assurance that the District Court will rule in the Company's favor.

In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico, the respective terms of which have been extended to December 31, 2023.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions, we would be required to identify and lease an alternative site.  If we are unable to do so, we would be prevented from proceeding with the Montalva Solar Project.

In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico (which we refer to in this registration statement as the “Montalva and Lajas Option Agreements”) covering two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC.  Since entering into the Montalva and Lajas Option Agreements, we have negotiated extensions of the terms of the agreements several times.  Most recently, the Montalva and Lajas Option Agreements were to have expired on December 30, 2022, but have been extended to December 31, 2023.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions of the  Montalva and Lajas Option Agreements on terms that are acceptable to us, we would have to identify an alternative site suitable for the Montalva Solar Project.  There is no assurance that we would be able to identify an alternative site, or that we would be able to lease any site that we do identify on terms that are acceptable to us.  In either case, we would be prevented from proceeding with the Montalva Solar Project.

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

  commodity supply and transmission constraints or interruptions;

  workplace and public safety events;

  loss of key personnel;

  labour disputes;

  employee performance/workforce effectiveness;

  improper or erroneous acts of employees;

  demand (including seasonality);

  loss of key customers;

  reduction in the price received for services;

  reliance on transmission systems and facilities operated by third parties;

  land use rights/access;

  critical equipment breakdown or failure;

  lower-than-expected levels of efficiency or operational performance;

  acts by third parties, including cyber-attacks, criminal acts, vandalism, war and acts of terrorism;

  projects with a limited operating history;

  opposition by external stakeholders, including local groups, communities and landowners;

  commodity price fluctuations;

  lower prices for alternative fuel sources; and

  the Company's reliance on subsidiaries.

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
  changes in market valuations of similar companies;
  investor perception of the Company's industry or prospects;
  additions or departures of key personnel;
  commencement of or involvement in litigation;
  changes in environmental and other governmental regulations;
  announcements by the Company or its competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
  variations in the Company's quarterly results of operations or cash flows or those of other companies;
  operating results failing to meet the expectations of securities analysts or investors;
  future issuances and sales of the Common Shares of the Company; and
  changes in general conditions in the domestic and worldwide economies, financial markets or the mining industry.

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

We will continue to incur increased costs as a result of operating as a U.S. public company, and our management will be required to continue to devote substantial time to compliance initiatives.

As a U.S. public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur prior to the registration of our common shares as a class under section 12(g) of the Exchange Act. In addition, the Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the SEC have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To comply with Section 404, we must document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement (the "PPOA") between the Company and the Puerto Rico Energy Power Authority ("PREPA") dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Rico Financial Oversight and Management Board (the "FOMB").  On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva Solar Project. The Company has submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and PREPA are working to resolve the outstanding issues before the Puerto Rico Energy Bureau.  The Company and PREPA plan on filing an updated submission to the FOMB by July 1, 2023.  There is no assurance that the approval of FOMB will be forthcoming on terms acceptable to the Company, or at all. If the FOMB rejects the new application, as supplemented by the planned filing of the updated submission, the Company intends to seek review of that decision by the United States District Court for the District of Puerto Rico.  However, there is no assurance that the District Court will rule in the Company's favor.

The following table summarizes the current status of our Sage Ranch sustainable real estate project, the Alberta Solar Projects, and the Montalva Solar Project:

Project	Current Status	Next Steps
Sustainable Real Estate Development Project - California
Sage Ranch Sustainable Real Estate Project
  Vacant land
  City of Tehachapi, CA, Planned Development Zoning Approval Process initiated
    Planning Commission approval of Preliminary Development Plan  obtained February 11, 2019
    City Council approval of Final Master Development Plan, 995 home Tract Map and Final Environmental Report obtained September 12, 2021

  Seven phases planned over 4-7 year period, at rate of 143-250 homes per year
  Precise Development Plan required for each phase
    Approval of Phase I Precise Development Plan expected in Q2 2023
    Applications for permits required for commencement of Phase I construction to be made once such approval is obtained

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
  Greenbriar's subsidiary, Greenbriar Alberta, and West Lake have entered into an agreement for long-term solar energy supply dated November 16, 2021, pursuant to which Greenbriar is to build, own and operate two solar energy production facilities
  Sites are being evaluated, with some being in the early stages of evaluation and others in very advanced stages
To be determined once up to two sites are selected for design and permitting, following completion of the site evaluations. Selection of the first site is expected to be completed during Q1 2024.
Renewable Energy - Puerto Rico

Renewable Energy - Puerto Rico
Montalva Solar Project
  Vacant leased land
  In May 2013, Greenbriar acquired PBJL Energy Company ("PBJL") which owns a 100 MW solar energy Master Power Purchase and Operation Agreement with the Puerto Rico Energy Power Authority ("PREPA") dated December 20, 2011, as amended
  In September and December 2013, PBJL entered into four land lease option agreements in Puerto Rico for two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC
  On April 25, 2018, the United States Financial Management and Oversight Board designated the (100 MW) Montalva Solar Project as a Critical Project
  PJBL has entered into an 80 MW AC Power Purchase and Operating Agreement with PREPA dated May 28, 2020, which was approved by the Puerto Rico Energy Bureau on August 7, 2020
  PJBL has completed:
    Environmental Impact Statement for total project size of 395 MW DC
    ALTA (American Land Title Association) surveys
    preliminary geotechnical investigations
  Project conceptual and interconnection designs prepared by JRR Engineers have been submitted to PREPA
  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board (the "FOMB") approved two projects but did not approve the Montalva Solar Project

  The Company is in the process of seeking avenues to have the FOMB decision overturned
  The Company has also submitted a new application to the FOMB  seeking approval of that part of the Montalva Solar Project that is subject to the 80 MW AC Power Purchase and Operating Agreement with PREPA

In addition to the Sage Ranch and our solar projects, we also hold the exclusive Canadian sales, distribution and marketing rights for the entire suite of Smart Glass energy products developed and built by Gauzy of Tel-Aviv, Israel. Gauzy is a Smart Glass technology company, manufacturing a complete product line of liquid crystal glass (LCG) products for worldwide use.  Gauzy embeds technology into glass, offering varying degrees of opacity for privacy or projection when needed, or transparency for an open atmosphere when desired. Gauzy glass can be installed in homes, office buildings, hospitals, apartments, universities, schools, hotels, trucks and automobiles.  We acquired the distribution rights on September 25, 2017 when we completed the acquisition of an Ontario based private company which holds the exclusive Canadian sales rights.  At this point in time we have put this project on hold in order to permit us to focus on the Sage Ranch real estate project and the Montalva Solar Project.

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

We are now working to file a Precise Development Plan ("Precise Plan") for the first phase of the development.  A Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.  Approval of the Phase I Precise Plan is expected to be received in Q2 2023 following which all the permits needed for construction can be applied for and, when obtained, construction can begin.  The Company is planning to complete Sage Ranch in six phases over a period of approximately six years at the rate of between 142 to 204 homes per year.

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

West Lake Solar Project

On November 16, 2021 Greenbriar executed an agreement for long-term solar energy supply with West Lake Energy Corp ("West Lake"), a privately-owned independent Canadian oil and gas producer based in Calgary, Alberta. Under the agreement's terms Greenbriar will build, own and operate 90MW AC of solar energy production with the first solar site having a capacity for 30MW AC. West Lake agrees to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MW AC. The first solar sites for the West Lake Solar Project are being evaluated, with some being in the early stages of evaluation and others in very advanced stages. Selection of the first site is expected to be completed during Q1 2024.

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

In September and December 2013, the Company, acting through its subsidiary Greenbriar Capital (US) LLC, entered into four land lease option agreements in Puerto Rico (as amended, the "Montalva and Lajas Option Agreements"). The Montalva and Lajas Option Agreements are for two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC.  Since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements covering the sites were to have expired on December 30, 2021, but have been extended to December 31, 2023.  All four option agreements comprising the Montalva and Lajas Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company's option.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements were to have expired on December 30, 2021, but have been extended to December 20, 2023.

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

The Montalva Solar Project will connect to the existing 115 kV PREPA transmission line that traverses the site to feed power to the Puerto Rican electrical grid. The interconnection point will be an on-site tap or sectionalizer to be designed and constructed by PBJL.  The Montalva Solar Project’s close (18 miles) access to the Costa Sur 230 kV transmission lines and control center in Guayanilla will provide an opportunity for increased transmission capacity for the project over other locations and has the opportunity to provide superior reliability while minimizing transmission losses to load centers in San Juan.  In addition, as part of the Montalva Solar Project, PBJL will be replacing the 7.38-mile segment of the 115 kV transmission line that runs from the project site to the San German Substation. The new segment is intended to improve previous transmission line instability, increase regional reliability and provide microgird connectivity in the event of natural disasters.

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

Capital Costs and Financing

Greenbriar has a dedicated team that has been developing the Montalva Solar Project since 2012.  A total of $3.9 million has been investing in developing the Montalva Solar Project through December 31, 2022, not including corporate management and overhead costs in excess of $1.0 million.

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

  Senior Lender Term Loan $130,000,000
  Tax Equity Investor $  74,000,000
  Mezzanine Capital $  24,000,000
  Non-tax Cash Equity $  12,000,000
  Total Project Cost $240,000,000

Principal ownership of Montalva will remain with Greenbriar and will be operated by Greenbriar or its direct subsidaries.

The Montalva Projects' principal regulator is the Puerto Rico Energy Bureau.  It is the designated regulator to resolve any conflicts between the project and PREPA.

Plan of Operations

Sage Ranch Real Estate Project

The Sage Ranch real estate project is our most advanced development project, and is being managed by Mr. Jeffrey Chiachurski, our chief executive officer. As described above, we are working to file a Precise Plan for Phase 1 of the development, and we expect the City of Tehachapi to approve it in Q2 2023.  Such approval is required before we can apply for the permits needed to commence construction.

Pre-construction and permitting activities for Phase 1, which is planned to comprise 144 residential units (consisting of a mix of single-family homes, townhomes, cottage homes and apartments covering a total of 227,858 square feet, or "SF"), are targeted to be completed by the end of December 2022.  Assuming that our Phase 1 Precise Plan is submitted and approved in accordance with our expectations, grading, storm, sewer and water permits for Phase 1 are anticipated to be received by August 1, 2023.  We expect that a further two to three months will be required for the approval of permits for home construction.

The following table outlines the anticipated timeline for each of the six phases of development of the Sage Ranch real estate project:

Activity	2023	2024	2025	2026	2027	2028
Pre-Construction and Permitting	►►►►
Phase 1 (227,868 SF and 144 units)	►►►►
Phase 2a and 2b (325,756 SF and 196 units)		►►►►
Phase 3 (300,266 SF and 142 units)			►►►►
Phase 4a (206,050 SF and 204 units)				►►►►
Phase 4b and 5 (365,533 SF and 183 units)					►►►►
Phase 6a and 6b (174,300 SF and 126 units)						►►►►

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

Management is currently reviewing several sites in Alberta for potential development as the first of the two facilities that will comprise the West Lake Solar Project.  Selection of the first site is expected to be completed during the first quarter of 2022, with evaluation to follow.  If the results of the evaluation are favourable, we will be able to commence design work for the first site, which we anticipate can be completed during the balance of the year ending December 31, 2024.  We have budgeted at $200,000 for the design work, which will have to be performed by third-party contractors under our supervision.  We anticipate that we will be able to pay for this work out of our existing working capital.  Once the design work has been completed, we expect to be in a position to apply for the initial permits required for construction to begin on the first site, likely in the first quarter of 2024.  Any construction work will be subject to our ability to secure project financing, which cannot be assured.

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

As described above under the heading "Sage Ranch Real Estate Project - Project Status," we are now working to file a Precise Plan for the first phase of the development.  A Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.  Approval of the Phase I Precise Plan is expected to be received in Q2 2023 following which all the permits needed for construction can be applied for and, when obtained, construction can begin.  The Company is planning to complete Sage Ranch in six phases over a period of approximately six years at the rate of between 142 to 204 homes per year.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements - which were to have expired on December 30, 2022 - have been extended to December 31, 2023.  All four option agreements comprising the Montalva and Lajas Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company's option.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as at and for the fiscal years ended December 31, 2022 and 2021, together with the notes thereto.  Our financial statements included in this Annual Report were prepared in accordance with IFRS.

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

A.  Operating Results

Results of Operations for the Year ended December 31, 2022 as Compared to the Year Ended December 31, 2021 and to the Year Ended December 31, 2020

The Company had a net loss of $2,763,134 for the year ended December 31, 2022, compared to a net loss of $9,325,226 for the year ended December 31, 2021, and net loss of $3,336,152 in 2020.  The decrease in loss was the result of lower consulting fees in the current period as the Company declared USD$2,740,000 in bonus awards to executives and directors of the Company in the prior year which was not repeated in the current year, in addition the Company booked a larger loss on marketable securities in the prior year.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Consulting and management fees	(515,752)	(4,058,133)	(511,847)
General and administrative	(478,126)	(460,978)	(230,661)
Marketing and donations	(750,043)	(760,887)	(239,181)
Finance cost	(34,130)	(55,500)	(150,578)
Professional Fees	(539,228)	(401,003)	(334,872)
Share-based payment expense	(954,465)	(990,448)	(821,427)
	(3,271,744)	(6,726,949)	(2,288,566)
Foreign exchange (loss) gain	(324,349)	(39,161)	4,206
Unrealized gain (loss) on marketable securities	400,781	(2,538,281)	(161,439)
Share of loss on investment in associate	(102,756)	-	-
Gain on settlement of accounts payable and accrued liabilities	1,098	31,329	10,401
Loss on shares for debt settlement	-	(52,164)	-
Gain on settlement of loans receivable	774,000	-	-
Interest income	33,887	-	-
Loss on disposition of shares	(2,093,851)	-	-
Other income	1,819,800	-	-
Smart glass distribution agreement amortization	-	-	(709,741)
Net (loss) income	(2,763,134)	(9,325,226)	(3,145,139)
Other comprehensive gain (loss)	602,372	4,110	(191,013)
Net loss and comprehensive loss	(2,160,762)	(9,321,116)	(3,336,152)
Basic/Diluted (loss) income per share	(0.09)	(0.34)	(0.14)

B.  Liquidity and Capital Resources

	Consolidated Statement of Financial Position
	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cash and cash equivalents	24,950	9,273	47,672
Current Assets	1,918,143	1,819,364	4,393,114
Total Assets	15,053,130	10,436,177	10,794,933
Current Liabilities	5,573,985	6,183,832	2,992,902
Total Liabilities	5,573,985	6,183,832	2,992,902

The Company had a cash balance of $24,950 as of December 31, 2022. Cash outflow from operating activities was $2,469,494, compared to outflow of $2,040,582 in 2021 and outflow of $1,860,986 in fiscal 2020. The change in outflow was primarily attributable to increased corporate activity during the current year.

Cash inflow from financing activities in the year ended December 31, 2022 was $4,161,729. The Company received cash from one private placement with total gross proceeds of $3,118,850 and received cash from the exercise of options of $956,000 net of repayment of the related company and executive loans.

Cash outflow from investing activities in the year ended December 31, 2022 was $1,676,558, as the Company increased corporate activity in Sage Ranch net of proceeds received on marketable securities.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jeffrey J. Ciachurski, British Columbia, Canada	62	Chief Executive Officer and Director	April 2, 2009
Clifford M. Webb(1)(2)(3) , California, U.S.	77	President and Director	February 18, 2013
Anthony Balic, British Columbia, Canada	40	Chief Financial Officer and Corporate Secretary	January 28, 2020(4)
Daniel Kunz, Idaho, U.S.	70	Director and Chairman of the Board	October 30, 2013
J. Michael Boyd(1)(2)(3), Arizona, U.S.	67	Director	September 8, 2011
William Sutherland(1)(2)(3), Ontario, Canada	70	Director	August 21, 2017

_________________________________
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

•  J. Michael Boyd;

•  Daniel Kunz; and

•  William Sutherland.

Code of Business Conduct and Ethics

The Board adopted a formal written Code of Business Conduct and Ethics on May 10, 2022. In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct.

B.  Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors will make in fiscal 2023 with respect to its Named Executive Officers (as herein defined).

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

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Greenbriar or its subsidiaries, to each of the executive officers set out below (each, a "Named Executive Officer") and director of Greenbriar, in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officer or a director of Greenbriar for services provided and for services to be provided, directly or indirectly, to Greenbriar or its subsidiaries in the two most recently completed financial years ended December 31, 2022 and December 31, 2021.

Executive Officer and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Jeffrey J. Ciachurski	2022	$324,753	Nil	Nil	Nil	Nil	$324,753
Chief Executive Officer and Director	2021	$131,161	$2,160,683	Nil	Nil	Nil	$2,291,844

Clifford M. Webb	2022	$170,841	Nil	Nil	Nil	Nil	$170,841
President and Director	2021	$114,499	$519,817	Nil	Nil	Nil	$634,317

Anthony Balic	2022	$132,000	$53,600	Nil	Nil	Nil	$185,600
Chief Financial Officer	2021	$80,000	$156,571	Nil	Nil	Nil	$236,571

Stock Options and Other Compensation Securities

The following table sets forth details for all compensation securities granted to each of the Named Executive Officers and directors during the year ended December 31, 2022:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security underlying security at year end(1) ($)	Expiry date (m/d/y)
Jeffrey J. Ciachurski Chief Executive Officer and Director	Stock Options	nil	-	-	-	-	-

Clifford M. Webb President and Director	Stock Options	nil	-	-	-	-	-

Anthony Balic Chief Financial Officer	Stock Options	nil	-	-	-	-	-

J. Michael Boyd Director	Stock Options	nil	-	-	-	-	-

Daniel Kunz Director	Stock Options	nil	-	-	-	-	-

William Sutherland Director	Stock Options	nil	-	-	-	-	-

___________________________
Notes
(1) Closing price on December 30, 2022, the last day of trading for the year ended December 31, 2022.

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

Stock Option Plan and Stock Options

Greenbriar's amended and restated Stock Option Plan, dated for reference September 14, 2012 (the "Stock Option Plan"), was most recently amended on May 16, 2022 to reflect certain amendments to the Policies of the TSXV, and last approved by Greenbriar's shareholders at the annual general meeting held on June 15, 2022. The purpose of the Stock Option Plan is to encourage ownership of the common shares of Greenbriar by persons ("Eligible Persons") who are directors, senior officers and Employees of, as well as Consultants and employees of management companies providing services to, Greenbriar. Given the competitive environment in which Greenbriar operates its business, the Stock Option Plan will assist it to attract and retain valued directors, senior officers, Employees, Consultants and employees of management companies.

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

In addition to the Stock Option Plan, the Company has established a Performance Share Plan dated effective May 6, 2021, in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  The Performance Share Plan was approved by the Company's shareholders at the Company's annual general meeting held on June 8, 2021.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares.

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

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plans which Greenbriar currently has in place are: (a) the Stock Option Plan which was approved by Greenbriar's shareholders on June 15, 2022; and (b) the Performance Share Plan which was approved by the Company's shareholders on June 8, 2021. The following table sets forth, as at December 31, 2022, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities covered by awards granted(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2)(3) (c)
Equity compensation plans approved by securityholders	2,710,000	$1.35	637,486
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,710,000	$1.20	637,486

_________________________
Notes
(1) A total of 2,710,000 options are outstanding which have been granted pursuant to Greenbriar's Stock Option Plan.
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

D. Employees

We have no full-time or part-time employees, as of December 31, 2022.  However, Mr. Jeffrey Ciarchurski, Mr. Clifford Webb and Mr. Anthony Balic serve as the Company's chief executive officer, president and chief financial officer, respectively. Each provide their respective services under consulting agreements.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The following table sets forth details for all stock options held by our officers and directors as at May 1, 2023:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Expiry date (m/d/y)

Daniel Kunz Director	Stock Options	250,000	April 12, 2019	$1.00	$0.98	April 12, 2024

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of  May 1, 2023.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Clifford Webb	Director	March 25, 2020	April 24, 2024	$0.55	350,000

F.  Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of May 1, 2023, by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jeffrey J. Ciachurski(3), Chief Executive Officer and Director	4,364,900	12.95%
J. Michael Boyd(4), Director	74,936	0.22%
Daniel Kunz(5), Director	251,900	0.75%
Clifford Webb(6), President and a director	2,126,039	6.31%
William Sutherland (7), a director	345,000	1.02%
Anthony Balic(8), Chief Financial Officer and Corporate Secretary	150,000	0.45%
Directors and Executive Officers as a Group (Six Persons)(7)	7,312,775	21.85%
Other 5% or more Shareholders:
N/A
*Less than 1%.

_____________________________
Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on May 1, 2023.

(2) The percentage is calculated based on 33,713,355 common shares that were outstanding as of May 1, 2023.

(3) Shares beneficially owned consists of (i) 2,649,600 Common Shares held directly by Mr. Ciachurski, (ii) 1,715,300 Common Shares held of record by Mr. Ciachurski's wife

(4) Shares beneficially owned consists of (i) 74,936 Common Shares held directly by Mr. Boyd.

(5) Shares beneficially owned consists of (i) 1,900 Common Shares held directly by Mr. Kunz, (ii) stock options to purchase 250,000 Common Shares which have vested.

(6) Shares beneficially owned consists of (i) 1,776,039 Common Shares held directly by Mr. Webb, (ii) 350,000 Common Shares issuable upon the exercise of warrants registered directly to Mr. Webb.

(7) Shares beneficially owned consists of (i) 345,000 Common Shares held directly by Mr. Sutherland.

(8) Shares beneficially owned consists of 150,000 Common Shares held directly by Mr. Balic.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at May 1, 2023, there were 26 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9.

B.  Related Party Transactions

As at May 1, 2023, the Company had $2,689,041 (December 31, 2022 - $2,743,252; December 31, 2021 - $3,508,784; December 31, 2020 - $183,387) in accounts payable and accrued liabilities to related parties.  During the year ended December 31, 2022, related party loan interest of US $63,341 (December 31, 2021 - US $58,488; December 31, 2020 – US $52,991) was capitalized to power project acquisition and development costs.

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

During the year ended December 31, 2022, the President charged the Company $170,841 (2021 - $114,499; 2020 - $118,819) under the contract. As at December 31, 2022, included in accounts payable are fees and expenses due to the President of the Company of $491,231 (December 31, 2021 - $41,938; December 31, 2020 – $167,444).

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

Anthony Balic

During the year ended December 31, 2022, a Company controlled by Anthony Balic, the Company's CFO, charged the Company $185,600 (2021 - $80,000; 2020 - $100,000) related to services.

Michael Boyd

During the year ended December 31, 2022, consulting fees of $13,716 were paid to a director (2021 - $nil) related to services.

Jeff Ciachurski

During the year ended December 31, 2022, the Chief Executive Officer of the Company charged the Company $324,753 (December 31, 2021 - $131,161) under the contract.

Captiva Verde Wellness Corp.

As at December 31, 2022, the Company had a loan receivable of $644,990 (December 31, 2021 - $1,833,979; December 31, 2020 - $1,310,013) from Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva.

On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months

Bonus Awards

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

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 are attached hereto and found immediately following the text of this Annual Report, beginning on page F-1. The financial statements of the Company have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Davidson & Company LLP.

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

For a proposed indirect acquisition by an investor other than a so-called "WTO investor" that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

In the case of a direct acquisition by a WTO investor that is not a state owned enterprise, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2023,  this amount is $1.287 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is  $1.931 billion for 2023); each  1 year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

If the common shares become listed on a "designated stock exchange" as defined in the Tax Act and are so listed at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

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

J.  Annual Report to Security Holders

Under Canadian continuous disclosure requirements, we are required to file annually on SEDAR within 120 days following the end of each fiscal year, Management's Discussion and Analysis in respect of such fiscal year on Form 51-102F1 (the "MD&A"), the audited annual financial statements (the "Annual Financial Statements") prescribed by Section 4.1 of National Instrument 51-102 - Continuous Disclosure Obligations (as adopted by the Canadian Securities Administrators), and officer certifications on Form 52-109V1 (collectively with the MD&A and Annual Financial Statements, the "Annual Filings") executed by, respectively, our Chief Executive Officer and our Chief Financial Officer.  If we do not elect to file our annual report on Form 20-F as an alternate form of MD&A for the relevant fiscal year, or if any Canadian Securities Administrator objects to the filing of our annual report on Form 20-F as an alternate form of MD&A, we will be required to provide the Annual Filings to the holders of our common shares in response to the requirements of Form 6-K.  In such circumstances, we will submit the Annual Filings to such security holders in electronic format in accordance with the EDGAR Filer Manual.

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

At December 31, 2022	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,855,747	-	$4,855,747
Loan payables	718,238	-	718,238
	$5,573,985	-	$5,573,985

At December 31, 2021	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$5,536,070	-	$5,536,070
Loan payables	647,762	-	647,762
	$6,183,832	-	$6,183,832

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

The Company's financial assets and liabilities as at December 31, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
Cash	23,983	967	24,950
Other receivables	8,780	-	8,780
Related company loan receivable	644,990	-	644,990
Marketable securities	-	1,819,800	1,819,800
	677,753	1,820,767	2,498,520
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(253,651)	(4,602,096)	(4,855,747)
Loan payable	-	(718,238)	(718,238)
Net Financial Liabilities	424,102	(3,499,567)	(3,075,465)

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

The Company's financial assets and liabilities as at December 31, 2020 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
Cash	47,802	(130)	47,672
Other receivables	2,274	-	2,274
Loan receivable	842,600	458,413	1,301,013
Marketable securities	2,992,500	-	2,992,500
	3,885,176	458,283	4,343,459
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(1,060,455)	(915,087)	(1,975,542)
Convertible debenture	(171,146)	-	(171,146)
Loan payable	(433,889)	(412,325)	(846,214)
Net Financial Liabilities	2,219,686	(869,129)	1,350,557

Classification of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument.

		December 31, 2022		December 31, 2021		December 31, 2020
Financial Assets	Fair Value Hierarchy Level	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit and loss ("FVTPL")
Cash	Level 1	24,950	24,950	9,273	9,273	47,672	47,672
Marketable securities – public	Level 1	-	-	454,219	454,219	2,992,500	2,992,500
Marketable securities - Private	Level 2	1,819,800	1,819,800	-	-	-	-
Amortized cost
Other receivables	N/A	8,780	8,780	3,750	3,750	2,274	2,274
Related Company loan receivable	N/A	644,990	644,990	1,833,979	1,833,979	1,301,013	1,301,013
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	N/A	4,855,747	4,855,747	5,536,070	5,536,070	1,975,542	1,975,542
Convertible debenture	N/A	-	-	-	-	171,146	171,146
Loan payable	N/A	718,238	718,238	647,762	647,762	846,214	846,214

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy in 2022 or during the years ended December 31, 2021 and December 31, 2020.

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

As of the end of the period covered by this report, as required by Rule 13a-15 under the Exchange Act, our management carried out an evaluation, under the supervision of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports that we file or submit to the SEC under the Exchange Act is:

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

B. Management's Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2022. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only the management's report in this Annual Report.

D. Changes in Internal Control Over Financial Reporting

During the period ended December 31, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by Davidson & Company LLP for the fiscal years ended December 31, 2022 and 2021:

		Year Ended December 31
		2022		2021
Audit Fees:		$75,000		$75,000
Audit Related Fees:	$	Nil	$	Nil
Tax Fees:	$	Nil	$	Nil
Total:		$75,000		$75,000

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

  Audited consolidated statements of financial position of the Company as at December 31, 2022 and 2021, and the audited consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders' equity, and cash flows for the years then ended, and notes to the audited consolidated financial statements, including a summary of significant accounting policies.

ITEM 19. EXHIBITS

Exhibits Required by Form 20-F

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)(2)

1.2	Articles(2)

2.1	Form of Common Share Certificate(2)

4.1	Option and Joint Venture Agreement dated August 10, 2020 between Greenbriar Capital (U.S.) LLC, as optionor, and Captiva Verde Land Corp. (now known as Captiva Verde Wellness Corp.), as optionee(2)

4.2	Solar Energy Supply Agreement among West Lake Energy Corp., Greenbriar Alberta Holdco Inc. and Greenbriar Capital Corp. dated November 16, 2021(1)(2)

4.3	Amendment No. 9 to Option Agreement for Lease of Real Estate Property (First and Separate) between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2023 in respect of the Montalva Solar Project* (1)

4.4	Amendment No. 5 to Option Agreement for Second and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2023 in respect of the Montalva Solar Project* (1)

4.5	Amendment No. 5 to Option Agreement for Third and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2023 in respect of the Montalva Solar Project* (1)

4.6	Amendment No. 5 to Option Agreement for Fourth and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2023 in respect of the Montalva Solar Project* (1)

8.1	List of Subsidiaries(2)

11.1	Code of Business Conduct and Ethics*

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO**

15.1	Stock Option Plan dated for reference September 14, 2012, as amended and restated May 16, 2022*

15.2	Performance Share Plan(2)

15.3	Audit Committee Charter(2)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith

**	Furnished herewith

(1)	Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

(2)	Filed as an exhibit to our registration statement on Form 20-F, as filed with the SEC on January 28, 2022, and incorporated herein by reference.

(3)	Filed as an exhibit to our registration statement on Form 20-F/A (Amendment No. 2), as filed with the SEC on May 10, 2022, and incorporated herein by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GREENBRIAR CAPITAL CORP.

Dated: May 1, 2023	By:	/s/ Jeff Ciachurski
Jeff Ciachurski
Chief Executive Officer

Greenbriar Capital Corp.

Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(amounts expressed in Canadian dollars, except where indicated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Greenbriar Capital Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbriar Capital Corp. (the "Company"), as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no history of earning revenues from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of Power project acquisition and development costs and Sage Ranch

As described in Notes 6 and 8 to the consolidated financial statements, the Company's largest cash-generating-units are the power project acquisition and development costs (carrying amount of $7,001,549 as at December 31, 2022) and the Sage Ranch project (carrying amount of $5,456,419 as at December 31, 2022). As discussed in notes 3 and 4 to the consolidated financial statements, the Company evaluates various qualitative factors in determining whether or not events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. During the years ended December 31, 2022, the Company determined that no impairment was necessary on these assets that comprise a significant portion of the Company's total assets.

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

To test the Company's impairment assessment, our audit procedures included, among others, assessing the Company's right to continue to advance the projects which included obtaining and assessing supporting documentation such as approvals and final decisions from local and state governmental authorities and inquiries of local consultants; evaluating the Company's ability and intent to carry out significant permitting and development activity; considering whether there was any other data or information that indicated the carrying amount of the projects would not be recovered in full from successful development or by sale; and assessing the adequacy of the associated disclosures in the financial statements.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
PCAB ID# 731

May 1, 2023

Greenbriar Capital Corp. Consolidated Statements of Financial Position For the years ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
	Note	As at December 31, 2022	As at December 31, 2021
Assets
Current assets
Cash		$24,950	$9,273
Deposits and prepaid expenses - short term		64,613	62,122
Other receivables		8,780	3,750
Loan receivable	5	-	1,290,000
Marketable securities	7	1,819,800	454,219
		1,918,143	1,819,364
Non-current assets
Deposits and prepaid expenses - long term		32,029	57,843
Loan receivable	5	644,990	543,979
Sage Ranch	6	5,456,419	1,851,487
Power project acquisition and development costs	8	7,001,549	6,163,504
Total assets		$15,053,130	$10,436,177
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	4,855,747	5,536,070
Loans payable	10	718,238	647,762
Total liabilities		5,573,985	6,183,832
Shareholders' equity
Share capital	12	25,490,912	20,199,151
Reserves	12	7,797,368	5,701,567
Accumulated other comprehensive income		1,033,389	431,017
Deficit		(24,842,524)	(22,079,390)
Total shareholders' equity		9,479,145	4,252,345
Total liabilities and shareholders' equity		$15,053,130	$10,436,177

Nature of operations and going concern (note 1)

Commitments and contingencies (note 17)

Subsequent event (note 20)

Approved by the Board of Directors

”Jeff Ciachurski”	Director	”Cliff Webb”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
	Notes	Year Ended December 31,
		2022	2021
General and administration expenses
Consulting and management fees	16	$(515,752)	$(4,058,133)
General and administrative		(478,126)	(460,978)
Marketing and donations		(750,043)	(760,887)
Finance cost		(34,130)	(55,500)
Share-based payment expense	12	(954,465)	(990,448)
Professional fees		(539,228)	(401,003)
		(3,271,744)	(6,726,949)
Other (expenses) income, net
Foreign exchange loss		(324,349)	(39,161)
Unrealized gain (loss) on marketable securities	7	400,781	(2,538,281)
Share of loss on investment in associate	7	(102,756)	-
Gain on settlement of accounts payable and accrued liabilities		1,098	31,329
Loss on shares for debt settlement	12	-	(52,164)
Gain on settlement of loans receivable	5	774,000	-
Interest income		33,887	-
Loss on disposition of shares	7	(2,093,851)	-
Other income	7	1,819,800	-
Loss		(2,763,134)	(9,325,226)

Other comprehensive gain ("OCI"
Cumulative translation adjustment		602,372	4,110
Total comprehensive loss		$(2,160,762)	$(9,321,116)

Loss per share-basic and diluted		$(0.09)	$(0.34)

Weighted average shares outstanding-basic and diluted		31,316,532	27,470,371

Total shares issued and outstanding		33,474,855	28,992,429

The accompanying notes are an integral part of these consolidated financial statement

Greenbriar Capital Corp. Consolidated Statements of Changes in Shareholders’ Equity For the years ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345
Loss for the year		-	-	-	-	-	-	(2,763,134)	(2,763,134)
Private placement	12	2,636,000	2,099,269	-	1,224,595	-	-	-	3,323,864
Share issuance cost		-	(24,722)	-	-	-	-	-	(24,722)
Options exercised	12	770,500	1,687,055	(731,055)	-	-	-	-	956,000
Warrants exercised	12	150,000	270,900	-	(68,400)	-	-	-	202,500
Cumulative translation adjustment		-	-	-	-	-	602,372	-	602,372
Share-based payment expense	12	-	-	954,465	-	-	-	-	954,465
Shares issued on acquisition of water rights	12	925,926	1,259,259		716,196				1,975,455
Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(24,842,524)	$9,479,145

Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$41,830	$426,907	$(12,754,164)	$7,802,031
Loss for the year		-	-	-	-	-	-	(9,325,226)	(9,325,226)
Private placement	12	1,428,970	1,646,706	-	798,594	-	-	-	2,445,300
Options exercised	12	449,500	915,145	(374,396)	-	-	-	-	540,749
Warrants exercised	12	865,458	1,695,827	-	(393,284)	-	-	-	1,302,543
Share issuance cost		-	(29,126)	-	-	-	-	-	(29,126)
Finder's shares	12	50,000	105,000	-	-	-	-	-	105,000
Shares issued for debt settlement	12	144,239	230,782	-	-	-	-	-	230,782
Convertible debenture converted	12	146,029	209,289	-	18,275	(41,830)	-	-	185,734
Share-based payment expense	12	-	-	990,448	-	-	-	-	990,448
Cumulative translation adjustment		-	-	-	-	-	4,110	-	4,110
Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Cash Flows For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
	Note	Year Ended December 31,
		2022	2021
Cash used from operating activities
Loss for the year		$(2,763,134)	$(9,325,226)
Items not affecting cash
Unrealized foreign exchange gain (loss)		333,153	15,966
Gain on settlement of account payable and accrued liabilities	9	(1,098)	(31,329)
Loss on shares for debt settlement	12	-	52,164
Gain on settlement of loans receivable	5	(774,000)	-
Share-based payment expense	12	954,465	990,448
Shares for services		-	105,000
Unrealized gain on marketable securities	7	(400,781)	2,538,281
Loss on disposal of marketable securities	7	2,093,851	-
Share of loss on investment in associate	7	102,756	-
Accrued interest income	5	(33,887)	-
Other income		(1,819,800)	-
Accretion on convertible debt		-	(4,862)
		(2,308,475)	(5,659,558)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		(15,594)	(13,943)
Increase (decrease) in accounts payable and accrued liabilities		(145,425)	3,632,919
		(2,469,494)	(2,040,582)
Cash flows used in investing activities
Sage ranch	6	(2,013,834)	(505,374)
Power project development and construction costs	8	(385,117)	(1,069,644)
Proceeds on sale of marketable securities	7	722,393	-
Deposits and long-term expenses		-	(57,843)
		(1,676,558)	(1,632,861)
Cash flows used in financing activities
Cash paid on executive loans	10	(146,331)	(244,391)
Cash received on executive loans	10	325,056	178,937
Private placement proceeds	12	3,118,850	2,405,750
Share issuance costs	12	(24,722)	(29,126)
Warrants exercised	12	-	1,302,543
Options exercises	12	956,000	540,749
Related company loan	5	(67,124)	(550,680)
		4,161,729	3,603,782
Effect of foreign exchange on cash		-	31,262
Increase in cash		$15,677	$(38,399)
Cash - beginning of year		9,273	47,672
Cash - end of year		$24,950	$9,273

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 19)

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Capital Corp. ("Greenbriar" or the "Company") is a leading developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company registered records office is located at Suite 1500 - 1055 West Georgia, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $2,763,134 (2021 - $9,325,226) for the year ended December 31, 2022. As at December 31, 2022, the Company had an accumulated deficit of $24,842,524 (December 31, 2021 - $22,079,390) and a working capital deficiency of $3,655,842 (December 31, 2021 - deficiency of $4,364,468). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

Recent global issues, including the ongoing COVID-19 pandemic and the 2022 Russian invasion of Ukraine have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2 Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") effective as December 31, 2022. The policies set out below were consistently applied to all periods presented.

These financial statements were authorized for issue by the Board of Directors on April 28, 2023.

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for the liabilities, relating to the arrangement. The Company has no JO's.

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

Outlined below is information related to the Company's subsidiaries and joint arrangements at December 31, 2022:

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

Investment and advances and option to acquire joint venture interest

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

Property held for development and sale

Capitalized costs for land under development and sale includes property taxes, land appraisals, engineering and architect fees, development fees and other general and administrative expenses costs relating to the development of the property. The Company begins capitalizing once the property title is obtained until the property is developed to a point of lease or sale.

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

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

Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

New accounting pronouncements

IAS16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in the statement of profit or loss. The adoption of this standard did not have an impact on the Company's financial statements.

New accounting pronouncements not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2022. This accounting standard is not currently expected to have a significant effect on the Company's accounting policies or financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

5 Loan Receivable

	December 31, 2022	December 31, 2021
Opening balance	$1,833,979	$1,301,013
Funds received, net of repayment	67,124	(1,420,320)
Advanced on private placement	-	1,971,000
Share for debt	(1,290,000)	-
Interest receivable	33,887	-
Unrealized foreign exchange	-	(17,714)
Ending receivable balance	$644,990	$1,833,979
Classified as short-term	-	1,290,000
Classified as long-term	$644,990	$543,979

As at December 31, 2022, the Company had a loan receivable of $644,990 (December 31, 2021 - $1,833,979) from Captiva Verde Wellness Corp. ("Captiva") which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva.

On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share resulting in a gain on settlement of loan receivable of $774,000 (Note 7).

On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. As at December 31, 2022, interest income of $33,887 has been accrued.

6 Sage Ranch

	December 31, 2022	December 31, 2021
Opening balance	$1,851,487	$701,983
Property taxes, net of Captiva repayment	-	(7,267)
Land appraisal & related fees	1,503,239	1,159,749
Water rights	1,975,455	-
Unrealized foreign exchange	126,238	(2,978)
	$5,456,419	$1,851,487

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch project to Captiva, which represents a non-arm's length transaction. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

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

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is in default on such funding obligations and no determination has been made as to the affects to the JV at this point in time).

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

During the year ended December 31, 2022, the Company acquired water rights for the Sage Ranch project by way of a debt settlement agreement with an officer and director of the Company.The debt of US$1,000,000 was settled in exchange of 925,926 units of the Company. Each Unit consists of one common share plus one whole share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years from the date of this news release (Note 12).

7 Marketable securities and investment in associate

	December 31, 2021 Fair value	Acquired	Transferred to investment in associate	Gain/(Loss)	December 31, 2022 Fair value
Captiva	$454,219	$-	$(855,000)	$400,781	$-
Green Matters	-	1,819,800	-	-	1,819,800
Total	$454,219	$1,819,800	$(855,000)	$400,781	$1,819,800
	December 31, 2020 Fair value	Acquired	Disposed	Gain/(Loss)	December 31, 2021 Fair value
Captiva	$2,992,500	$-	$-	$(2,538,281)	$454,219

During the year ended December 31, 2022, the Company received 900,000 shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. The shares were received as payment for consulting services provided by the Company which was valued at USD $1.50 per share for a total of $1,819,800.

On February 15, 2022, the Company settled $1,290,000 of the loan receivable with Captiva through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. Subsequent to this transaction, the Company owned 19.99% of Captiva and with the fact that the Company and Captiva have common executives and directors, it was determined that the Company had significant influence after the shares for debt transaction and will account for the investment under the equity method.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

During the year ended December 31, 2022, the Company sold 36,487,500 shares of Captiva for net proceeds of $722,393 resulting in a loss on disposition of $2,093,851. After this sale, the Company no longer had any ownership in Captiva.

Investment in associate	December 31, 2022	December 31, 2021
Opening balance	$-	$-
Transition from marketable security to equity method	855,000	-
Shares for debt transaction	2,064,000	-
Equity pick-up	(102,756)	-
Disposition	(2,816,244)	-
	$-	$-

As at December 31, 2022, the Company owned nil (December 31, 2021 - 10,687,500) shares of Captiva.

8     Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2020	$4,108,336	$1,591,500	$5,699,836
Additions	487,842	-	487,842
Unrealized foreign exchange	(17,424)	(6,750)	(24,174)
December 31, 2021	$4,578,754	$1,584,750	$6,163,504
Additions	424,420	-	424,420
Unrealized foreign exchange	305,375	108,250	413,625
December 31, 2022	$5,308,549	$1,693,000	$7,001,549

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

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar. The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG .

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva solar project. On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA. As part of this process, currently the Company together with PREPA are in negotiations in front of PREB.

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

Subsequent to December 31, 2022, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2023 and agreeing to make payments totalling US$111,000.

During the year ending December 31, 2022, the Company made payment totalling USD$115,775.

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

9      Accounts payable and accrued liabilities

	December 31, 2022	December 31, 2021
Project related accounts payables, and other accounts payable	$1,383,706	$1,389,038
Accrued liabilities	3,472,041	4,147,032
Total accounts payable and accrued liabilities	$4,855,747	$5,536,070

During the year ended December 31, 2022, the Company reversed $1,098 (December 31, 2021- $31,329) in accounts payable related to amounts that were no longer payable.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

10   Loans payable

Shareholder loans	December 31, 2022	December 31, 2021
Principal opening balance	$126,780	$127,320
Addition	325,056	-
Unrealized foreign exchange	8,660	(540)
Principal ending balance	460,496	$126,780

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly and were repayable on February 25, 2015. As these loans are past the repayment date they are now due on demand. During the year ended December 31, 2022, the Company received additional loans from a shareholder which are unsecured, non-interest bearing loans which are due on demand. As at December 31, 2022, total accrued interest was $183,169 (December 31, 2021 - $141,929) and was included in account payables and accrued liabilities.

Director loans	December 31, 2022	December 31, 2021
Principal opening balance	$343,796	$345,004
Repayment	(104,248)	-
Unrealized foreign exchange	18,194	(1,208)
Principal ending balance	$257,742	$343,796

The loans bear interest of between 10% and 12% per annum and are repayable at varying terms from on demand to January 2017. Any loan past repayment date is now due on demand. During the year ended December 31, 2022, $77,198 of the principal was settled in shares issued through the private placement. As at December 31, 2022, total interest accrued was $450,378 (December 31, 2021 - $429,535) and was included in account payables and accrued liabilities.

Executive loans	December 31, 2022	December 31, 2021
Principal opening balance	$87,186	$152,640
Addition loan	-	178,937
Net repayments	(119,281)	(244,391)
Unrealized foreign exchange	32,095	-
Principal ending balance	$-	$87,186

As at December 31, 2022, the Company had outstanding loans from the CEO and the CEO's spouse of $nil (December 31, 2021 - $87,186). The loans bore interest between 10% and 12% per annum and were repayable at varying terms from on-demand to November 2016. Any loan past repayment date was due on demand. As at December 31, 2022, total interest accrued was $116,147 (December 31, 2021 - $134,405) and was included in account payables and accrued liabilities.

Promissory note	December 31, 2022	December 31, 2021
Principal opening balance	$90,000	$221,250
Promissory settled by shares	(90,000)	(131,250)
Principal ending balance	$-	$90,000

During the year ended, December 31, 2020, an unexercised convertible debt instrument was re-classified as a loan payable. During the year ended December 31, 2020 an additional $56,250 was loaned to the Company. On April 22, 2021, the Company settled $131,250 of the promissory note in a shares for debt transaction. The total amount settled including interest was $165,497 in exchange for the issuance of 133,465 common shares and $15,000 in cash which was paid on April 22, 2021. During the year ended December 31, 2022, the Company settled $141,181 of the promissory note inclusive of interest in a private placement. As at December 31, 2022, the total accrued interest related to the debenture was $nil (December 31, 2021 - $10,987) and was included in account payables and accrued liabilities.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

11 Convertible debenture

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

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $42,818. Accretion for the debenture for the year ended December 31, 2021 was $9,999. Interest for the debenture for the year ended December 31, 2021 was $6,493.

As at December 31, 2022, total interest accrued was $nil.

	December 31, 2022	December 31, 2021
Opening balance	$-	$171,146
Accretion	-	9,999
Converted	-	(166,284)
Recovery	-	(14,861)
Ending balance	$-	$-

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

12 Share capital and reserves

a) Authorized and outstanding

As at December 31, 2022, the Company had unlimited authorized common shares without par value and 33,474,855 common issued and outstanding (December 31, 2021 - 28,992,429).

b) Share issuances

Fiscal 2022

- On March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,368,750 and a reduction of accounts payable and loans payable of $205,000 (Note 10). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.35 until March 28, 2025. The Company incurred $20,221 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $938,886 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 92.23% volatility; risk-free interest rate of 2.37%; and a dividend yield of 0%.

- On November 29, 2022, the Company closed a non-brokered private placement and issued 577,000 units at a price of $1.30 per unit for gross proceeds of $750,100. Each unit comprises one common share and one share purchase warrant. Each warrant is convertible into one common share at a price of $1.50 per share until November 29, 2025. The Company incurred $4,501 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $285,709 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 89.57% volatility; risk-free interest rate of 3.95%; and a dividend yield of 0%.

- During the year ended December 31, 2022, the Company issued 770,500 common shares related to option exercises for proceeds of $956,000.

- During the year ended December 31, 2022, 150,000 warrants were exercised in settlement of accounts payable and loans of $202,500 (Note 10).

- During the year ended December 31, 2022, the Company issued 925,926 units for water rights. Each unit consists of one common share plus one whole share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years (Note 6).

The fair value of these warrants at the date of grant was estimated at $716,196 and was recorded as a cost of acquisition of the water rights. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 89.44% volatility; risk-free interest rate of 3.48%; and a dividend yield of 0%.

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

The fair value of these warrants at the date of grant was estimated at $1,291 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.2 years expected average life; 87.09% volatility; risk-free interest rate of 0.32%; and a dividend yield of 0%.

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

- During year ended December 31, 2021, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

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

- On January 25, 2022, the Company issued 500,000 incentive stock option to consultants of the Company exercisable at $1.25 per share for a period of 3 years. The fair value of the share options was estimated at $356,850 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 93.38%, dividend payment during life of option was nil, risk free interest rate 1.40%, weighted average fair value per option $0.71, share price $1.22.

- On June 23, 2022, the Company issued 100,000 incentive stock option to a consultant of the Company exercisable at $1.15 per share for a period of 3 years. The fair value of the share options was estimated at $72,339 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 104.31%, dividend payment during life of option was nil, risk free interest rate 3.14%, weighted average fair value per option $0.72, share price $1.12.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

- On October 11, 2022, the Company issued 650,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years. The fair value of the share options was estimated at $525,276 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 90.53%, dividend payment during life of option was nil, risk free interest rate 4.03%, weighted average fair value per option $0.81, share price $1.36.

- On July 7, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years. The fair value of the share options was estimated at $363,106 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 100.97%, dividend payment during life of option was nil, risk free interest rate 0.66%, weighted average fair value per option $1.04, share price $1.59.

- On May 25, 2021, the Company issued 30,000 incentive stock option to a consultant of the Company exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $23,820 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 105.28%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average fair value per option $0.79, share price $1.47.

- On January 20, 2021, the Company issued 350,000 incentive stock option to consultants of the Company exercisable at $2.00 per share for a period of 3 years. The fair value of the share options was estimated at $599,397 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 115.92%, dividend payment during life of option was nil, risk free interest rate 0.20%, weighted average fair value per option $1.71, share price $2.40.

Total share options granted during the year ended December 31, 2022 were 1,250,000 (December 31, 2021 - 730,000). Total share-based payment expense recognized for the fair value of share options granted and vested during the year ended December 31, 2022 was $954,465 (2021 - $990,448).

A summary of stock option information as at December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2022		December 31, 2021
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,330,500	$1.34	2,050,000	$1.20
Granted	1,250,000	1.29	730,000	1.67
Exercised	(770,500)	1.24	(449,500)	1.20
Expired	(100,000)	1.38	-	-
Outstanding - end of year	2,710,000	$1.35	2,330,500	$1.34

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at December 31, 2022:

Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
*125,000	1.10	0.10
250,000	1.00	1.28
**30,000	1.50	0.40
***550,000	1.50	0.92
155,000	2.00	1.05
350,000	1.35	1.52
500,000	1.25	2.07
100,000	1.15	2.48
650,000	1.35	2.78
2,710,000	$1.35	1.71
* These options expired unexercised subsequent to December 31, 2022.
** These options were cancelled subsequent to December 31, 2022.
***   500,000 of these options were cancelled subsequent to December 31, 2022.

The following table discloses the number of warrants outstanding as at:

	December 31, 2022		December 31, 2021
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,059,470	$1.62	1,624,293	$1.18
Granted	3,561,926	1.40	1,501,985	2.01
Exercised	(150,000)	1.35	(865,458)	1.51
Expired	(99,500)	1.62	(201,350)	1.50
Outstanding - end of year	5,371,896	$1.49	2,059,470	$1.62

Outstanding warrants	Expiry Date	Exercise price
11,000	April 24, 2024	$0.55
520,000	April 24, 2024	$0.55
250,000	January 27, 2023	$2.50
878,970	September 14, 2023	$2.00
300,000	November 8, 2023	$1.75
1,909,000	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
5,371,896

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

13 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument

		December 31, 2022		December 31, 2021
	Fair Value Hierarchy	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	24,950	24,950	9,273	9,273
Marketable securities - public	Level 1	-	-	454,219	454,219
Marketable securities - private	Level 2	1,819,800	1,819,800	-	-
Amortized cost
Other receivables	N/A	8,780	8,780	3,750	3,750
Related company loan receivable	N/A	644,990	644,990	1,833,979	1,833,979

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	N/A	4,855,747	4,855,747	5,536,070	5,536,070
Loan payable	N/A	718,238	718,238	647,762	647,762

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the year ended December 31, 2022 and December 31, 2021.

The fair value of the related company loan receivable is considered to approximate its carrying value as it was only re-negotiated to a two year promissory note during fiscal 2022 therefore classified as long term. The remainder fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

Liquidity risk

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

	Less than 1 year		Over 1 year	Total
Accounts payable and accrued liabilities	$4,855,747		$-	$4,855,747
Loan payables	718,238		-	718,238
Total	$5,573,985	$	- 163,137	$5,573,985

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

The Company's financial assets and liabilities as at December 31, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$23,983	$967	$24,950
Other receivables	8,780	-	8,780
Related company loan receivable	644,990	-	644,990
Marketable securities	-	1,819,800	1,819,800
	677,753	1,820,767	2,498,520
Financial liabilities
Accounts payable and accrued liabilities	$(253,651)	$(4,602,096)	$(4,855,747)
Loan payable	-	(718,238)	(718,238)
Net financial liabilities	$424,102	$(3,499,567)	$(3,075,465)

The Company's financial assets and liabilities as at December 31, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
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

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $349,957 (December 31, 2021 - $490,245). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

14   Capital management

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

Management reviews its capital management approach on an ongoing basis. During the year ended December 31, 2022, there has been no change in the Company's management of capital policies.

15 Segment disclosures

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
	Canada	USA	Total
As at December 31, 2022
Total assets	$2,595,162	$12,457,968	$15,053,130
Non-current assets	$667,019	$12,457,968	$13,134,987
As at December 31, 2021
Total assets	$2,421,420	$8,014,757	$10,436,177
Non-current assets	$601,822	$8,014,991	$8,616,813

	Canada	USA	Total
Year ended December 31, 2022
Loss for the year	$(2,681,060)	$(82,074)	$(2,763,134)
Year ended December 31, 2021
Loss for the year	$(9,273,058)	$(52,168)	$(9,325,226)

	As at December 31, 2022				As at December 31, 2021
	Real Estate	Renewable Energy	Corporate	Total	Real Estate	Renewable Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	5,456,419	7,001,549	2,595,162	15,053,130	1,851,487	6,163,504	2,421,420	10,436,177
Non-current, non-financial assets	5,456,419	7,001,549	677,019	13,134,987	1,851,487	6,163,504	-	8,014,991
Loss
Loss	(66,996)	(15,078)	(2,681,060)	(2,763,134)	(294,282)	(2,063)	(9,028,881)	(9,325,226)

16 Related party transactions

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

The Company incurred the following expenses with related parties during the year ended December 31:

	2022	2021
Consulting and management fees	$694,716	$3,006,160
Total	$694,716	$3,006,160

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

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi-annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million. On August 4, 2021, it was agreed that the President's fee would re-instated to US $10,000 per month going forward.

During the year ended December 31, 2018, the Company agreed to convert $322,534 of loans outstanding into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021. (Note 10 and 11)

On April 9, 2020, $36,268 of the $322,534 convertible debentures issued on June 15, 2018 interest was converted into 51,811 units of the Company at a fair value of $0.70 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

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

During the year ended December 31, 2022, the President charged the Company $170,841 (December 31, 2021 - $114,499) under the contract. As at December 31, 2022, included in accounts payable are fees, bonus and expenses due to the President of the Company of $491,231 (December 31, 2021 - $41,938).

During the year ended December 31, 2022, a Company controlled by the CFO charged the Company $185,600 (2021 - $80,000) related to services.

During the year ended December 31, 2022, consulting fees of $13,716 were paid to a director (2021 - $nil) related to services.

During the year ended December 31, 2022, the Chief Executive Officer of the Company charged the Company $324,753 (December 31, 2021 - $131,161) under the contract.

During the year ended December 31, 2022, related party loan interest of US $63,341 (December 31, 2021 - US $58,488) was capitalized to power project acquisition and development costs. (Note 8).

As at December 31, 2022, the Company had a receivable of $644,990 (December 31, 2021 - $1,833,979) from Captiva. The loan represents a non-arm's length transaction. On February 15, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. During the year ended December 31, 2022, $33,887 interest has been accrued (Note 5).

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project. The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at December 31, 2022, USD $1,993,652 (December 31, 2021, USD $2,615,000) remained accrued, and USD $621,348 (December 31, 2021 - USD $125,000) was paid during current year.

As at December 31, 2022, the Company had $43,169 (December 31, 2021 - $167,102) in accounts payable to related parties.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)

17 Commitments and contingencies

As at December 31, 2022, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$677,200	$-	$677,200

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

iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC (“Voya”) for the Company’s Monalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a “Trigger Event” means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency (“NRSRO”), or (i) PREPA’s Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO, the agreement expired on April 25, 2023 and the Company and Voya are in the process of negotiating an extension.

iv) On March 30, 2022, the Company executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3 -year) warrants at $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the Company choses another lender.

18  Income taxes

A reconciliation of the (provision) recovery for income taxes is as follows:

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2022 and 2021 (amounts expressed in Canadian dollars, except where indicated)
	Year ended December 31,
	2022	2021
Loss before income taxes	$(2,763,134)	$(9,325,226)
Statutory tax rate	27%	27%
Recovery of income tax taxes based on combined federal and provincial statutory rates	(746,000)	(2,518,000)
Change in statutory, foreign tax, foreign exchange rates and other	(24,000)	20,000
Permanent differences	610,000	620,000
Share issue cost	(7,000)	(8,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	14,000	31,000
Changes in unrecognized deductible differences	153,000	1,855,000
Total income tax expense (recovery)	-	-

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2022	2021
Deferred tax assets
Allowable capital losses	$16,000	$24,000
Debt with accretion	47,000	-
Marketable securities	-	83,000
Non-capital and net operating loss carry forward	3,237,000	3,040,000
	3,300,000	3,147,000
Unrecognized deferred tax assets	(3,300,000)	(3,147,000)
	-	-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position as deferred tax assets are as follows:

INTEGIX DIVIDER
	December 31, 2022		December 31, 2021
Temporary Differences	$	Expiry	$	Expiry
Share issue costs	60,000	2038 to 2046	88,000	2038 to 2042
Allowable capital losse	174,000	No expiry	-	No expiry
Marketable securities	-	No expiry	615,000	No expiry
Non-capital losses available for future periods	12,048,000	2029 to 2042	11,321,000	2029 to 2039
Canada	11,637,000	2029 to 2042	11,025,000	2029 to 2041
USA	418,000	2031 to 2042	306,000	2031 to 2041

19 Supplemental cash flow information

Supplemental cash flow information	2022	2021
Shares issued to reduce shareholder loan	$-	$-
Shares issued to reduce accounts payable	205,000	139,082
Shares issued on convertible debt and interest conversion	-	19,450
Shares issued to reduce promissory note	90,000	-
Promissory note converted into shares	-	131,250
Shares and warrants issued for water rights	1,975,455	-
Accrued land and power project development costs through loans payable	-	669,260
Accrued power project development costs through accounts payable	82,424	73,317

20 Subsequent events

i) Subsequent to year end, 238,500 options were exercised for gross proceeds of $379,500.

ii) Subsequent to year end, 75,000 options were issued to a consultant exercisable at $1.50 for 3 years. In addition 150,000 options we issued to a consultant exercisable at $1.10 for 3 years.