Form 20-F
period 2023-12-31
Greenbriar Sustainable Living Inc.
filed 2024-04-30
CIK 1570843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number _________________________

GREENBRIAR SUSTAINABLE LIVING INC.

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

Yes ☐  No ☒

TABLE OF CONTENTS

GENERAL MATTERS

In this Annual Report on Form 20-F (this "Annual Report"), all references to "Greenbriar" are to Greenbriar Sustainable Living Inc., and all references to the "Company", "our", "us" or "we" refer to Greenbriar Sustainable Living Inc. and its consolidated subsidiaries, unless the context clearly requires otherwise.

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

We use the Canadian dollar as our reporting currency. All references to “C$” and “$” are to Canadian dollars and references to “US$” are to United States dollars.  On April 29, 2024, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.73149. See also Item 3, “Key Information” for more detailed currency and conversion information.

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

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to build Sage Ranch and the Montalva Solar Project, and to begin production deliveries within certain timelines; the Company’s labor costs and material costs remaining consistent with the Company’s current expectations; there being no material variations in the current regulatory environment; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

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

Our Sage Ranch real estate project and our Montalva Solar Project are all in the early stages of development.  None of the projects has any significant infrastructure constructed.  If we are unable to complete construction of the projects, we will not be able to realize any revenues from these developments.  These projects have no operating history. The ability of such projects to perform as expected will also be subject to risks inherent in newly constructed generation and transmission projects, including, but not limited to, equipment performance below the Corporation’s expectations, unexpected component failures and product defects, and generation and transmission system failures and outages, as well as risks inherent in the marketing and sale of housing. The failure of some or all of the projects to perform as expected could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.

We may not be able to pay Captiva Verde Wellness Corp. monthly installments as contemplated by the settlement to our joint venture agreement with them, and as a consequence Captiva Verde Wellness Corp. will continue to have a further net profits interest in and to the Sage Ranch project.

We have agreed to settle our joint venture with Captiva Verde Wellness Corp. in relation to our Sage Ranch real estate project, pursuant to which we will pay Captiva Verde Wellness Corp. the outstanding $5,591,588 in expenditures that Captiva Verde Wellness Corp. has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva Verde Wellness Corp. will no longer have any further net profits interest in and to the Sage Ranch project. If we are unable to meet this ongoing obligation, Captiva Verde Wellness Corp. will continue to have a further net profits interest in and to the Sage Ranch project.

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

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement between the Company and the Puerto Rico Energy Power Authority dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau, and the Agreement was submitted for final approval by the Puerto Rico Financial Oversight and Management Board.  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board approved two projects but excluded the approval of the Montalva Solar Project. The Company submitted a new application to the Financial Oversight and Management Board to approve the Montalva Solar Project, and the Company and the Puerto Rico Energy Power Authority worked to resolve the outstanding issues before the Puerto Rico Energy Bureau.  On October 4, 2023, the Company announced that, following many years of litigation with the Puerto Rico Energy Power Authority in both the Commonwealth and US Federal Courts, plus litigation before the Puerto Rico Energy Bureau, both parties have executed a formal settlement agreement which proposes to approve the revised 80 MW AC Power Purchase and Operating Agreement. The agreement is with the Puerto Rico Financial Oversight and Management Board for approval. There is no assurance that the approval of the Puerto Rico Financial Oversight and Management Board will be forthcoming on terms acceptable to the Company or the Puerto Rico Energy Power Authority, or at all. If the Puerto Rico Financial Oversight and Management Board rejects the new settlement agreement, the Company intends to seek review of that decision by the United States District Court for the District of Puerto Rico.  However, there is no assurance that the District Court will rule in the Company's favor.

In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico, the respective terms of which have been extended to December 31, 2024.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions, we would be required to identify and lease an alternative site.  If we are unable to do so, we would be prevented from proceeding with the Montalva Solar Project.

In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico (which we refer to in this registration statement as the “Montalva and Lajas Option Agreements”) covering two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC.  Since entering into the Montalva and Lajas Option Agreements, we have negotiated extensions of the terms of the agreements several times.  Most recently, the Montalva and Lajas Option Agreements were to have expired on December 31, 2023, but have been extended to December 31, 2024.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions of the Montalva and Lajas Option Agreements on terms that are acceptable to us, we would have to identify an alternative site suitable for the Montalva Solar Project.  There is no assurance that we would be able to identify an alternative site, or that we would be able to lease any site that we do identify on terms that are acceptable to us.  In either case, we would be prevented from proceeding with the Montalva Solar Project.

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

An outbreak of infectious disease, a pandemic, or a similar public health threat, or a fear of any of the foregoing, could adversely impact the Company by causing operating, supply chain and project development delays and disruptions, labour shortages and shutdowns (including as a result of government regulation and prevention measures), and increased costs to the Company.

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

Our chief executive officer and our chief financial officer also serve as executive officers of Captiva Verde Wellness Corp., which is a party to a former joint venture with our Company that has recently been settled in relation to the Sage Ranch Real Estate Project, and one of our directors also serves as a director of that company, which could adversely affect their respective abilities to act impartially and in the best interests of our Company should a dispute arise between the Company and Captiva Verde Wellness Corp.

Jeffrey Ciachurski, our Company's chief executive officer, is also the chief executive officer of Captiva Verde Wellness Corp., a Canadian public company listed on the Canadian Securities Exchange which is party to a former joint venture with our Company that has recently been settled in relation to the Sage Ranch Real Estate Project, As part of the settlement of the joint venture, we will pay Captiva Verde Wellness Corp. the outstanding $5,591,588 in expenditures that Captiva Verde Wellness Corp. has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva Verde Wellness Corp. will no longer have any further net profits interest in and to the Sage Ranch project. Our Company's chief financial officer, Anthony Balic, also serves as the chief financial officer of Captiva Verde Wellness Corp., and Michael Boyd serves as a director of both companies.  In accordance with applicable corporate laws, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.  In addition, a director is required to abstain from voting in respect of any matter in which the director has a conflict of interest, after disclosing such interest.  Given their involvement with Captiva Verde Wellness Corp., Messrs. Ciachurski, Balic and Boyd, may not be in a position to act impartially and in the sole best interests of the Company if a dispute were to arise between the Company and Captiva Verde Wellness Corp., whether in connection with the ongoing payments to Captiva Verde Wellness Corp. as part of the settlement of the joint venture or otherwise.  In addition, the Company's ability to resolve any such dispute could be adversely affected if any of Messrs. Ciachurski, Balic or Boyd were required to abstain from negotiations between the parties or in any Company management or board decision-making in relation thereto.

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

The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and will be permitted to prepare its financial statements (including those contained in its annual reports filed under the U.S. Exchange Act on Form 20-F or, if available, on Form 40-F) in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.  The Company’s financial statements therefore may not be comparable to financial statements of U.S. domestic companies, which are required to be prepared in accordance with United States generally accepted accounting principles.  In addition, the Company will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although the Company will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.

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

• not being required to comply with any requirement that has or may be adopted by the Public Company Accounting Oversight Board (PCAOB) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated on April 2, 2009, under the laws of the Province of British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) under the name "Greenbriar Capital Corp."  Effective on November 15, 2023, we changed our name to "Greenbriar Sustainable Living Inc."

Our head office is located at, and our principal address is, 632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7. Our registered and records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

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

On November 16, 2021 Greenbriar, acting through its subsidiary Greenbriar Alberta Holdco Inc. ("Greenbriar Alberta”), executed an agreement for long-term solar energy supply with West Lake Energy Corp. (“West Lake”), a privately-owned independent Canadian oil and gas producer based in Calgary, Alberta. Under the agreement’s terms Greenbriar will build, own and operate two solar energy production facilities capable of producing a total of up to 90 megawatts (MW) alternating current (AC) of solar energy, with the first solar site having a capacity for 30MW AC.  West Lake agreed to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MW AC. During the fiscal year ended December 31, 2023, the agreement terminated as a Power Purchase Agreement was not entered into.

We are also pursuing our Montalva Solar Project, a proposed solar and battery photovoltaic renewable generating facility, to be located in municipalities of Guanica and Lajas, Puerto Rico.  However, as described in more detail below, the project has experienced delays and has been subject to ongoing disputes.

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement (the "PPOA") between the Company and the Puerto Rico Energy Power Authority ("PREPA") dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau (the "PREB") and the Montalva PPOA moved on to final approval by the Puerto Rico Financial Oversight and Management Board (the "FOMB").  On February 26, 2021, the FOMB approved two projects but excluded the approval of the Montalva Solar Project. The Company submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and the PREPA worked to resolve the outstanding issues before the PREB.  On October 4, 2023, the Company announced that, following many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation before the PREB, both parties have executed a formal settlement agreement beneficial to both parties and most importantly beneficial for the rate payers of Puerto Rico. The settlement agreement proposes to approve the PPOA and allows us to move forward with the Montalva Solar Project. The settlement agreement is with the FOMB for approval. There is no assurance that the approval of the FOMB will be forthcoming on terms acceptable to the Company or the PREPA, or at all. If the Puerto Rico Financial Oversight and Management Board rejects the new settlement agreement, the Company intends to seek review of that decision by the United States District Court for the District of Puerto Rico].

On January 25, 2021, the Company announced that it, acting through its subsidiary Greenbriar Alberta, had entered into a marketing partnership with Ridge Utilities Ltd., that envisioned the development of multiple microgeneration capacity for various commercial and agricultural sites across southern Alberta. During the fiscal year ended December 31, 2023, the parties mutually decided to terminate their marketing partnership in order to allow them to focus on their respective corporate priorities.

The following table summarizes the current status of our Sage Ranch sustainable real estate project and the Montalva Solar Project:

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

  Seven phases planned over 4-7 year period, at rate of 143-250 homes per year
  Precise Development Plan required for each phase
    Approval of Phase I Precise Development Plan received on November 14, 2023
    Applications for permits required for commencement of Phase I construction to be made

Renewable Energy – Puerto Rico
Montalva Solar Project
  Vacant leased land
  In May 2013, Greenbriar acquired PBJL Energy Company ("PBJL") which owns a 100 MW solar energy Master Power Purchase and Operation Agreement with PREPA dated December 20, 2011, as amended
  In September and December 2013, PBJL entered into four land lease option agreements in Puerto Rico for two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC
  On April 25, 2018, the United States Financial Management and Oversight Board designated the (100 MW) Montalva Solar Project as a Critical Project
  PJBL has entered into an 80 MW AC Power Purchase and Operating Agreement with PREPA dated May 28, 2020, which was approved by the PREB on August 7, 2020
  PJBL has completed:
    Environmental Impact Statement for total project size of 395 MW DC
The settlement agreement with PREPA remains subject to FOMB approval.

    ALTA (American Land Title Association) surveys
    preliminary geotechnical investigations
  Project conceptual and interconnection designs prepared by JRR Engineers have been submitted to PREPA
  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board (the "FOMB") approved two projects but did not approve the Montalva Solar Project.
  On October 4, 2023, the Company announced that the Company and the PREPA have executed a formal settlement agreement, following litigation in both the Commonwealth and US Federal Courts, as well as litigation before the PREB.
  Under the settlement agreement, PBJL will withdraw its US$951,000,000 claim against PREPA
  PBJL pricing is cheaper than any of the RFP Public Tranche contracts
  Pricing, including storage, is US 9.85 cents per kwh escalating half a cent per year to cap at 11.5 cents per kwh
  The PPOA between the Company and PREPA dated May 28, 2020, will serve as the base document.
  PBJL will cover the transmission upgrades with a cap
  The project size is 80Mwac (160MWdc)
  PREPA has no obligation for 160Mwac (320MWdc) although PREPA may elect to take the same at their sole discretion

A real estate blockchain business we launched in November 2017 was sold (including the cancellation of certain royalty rights owed to us) in July 2019 for USD $229,000 cash and the cancellation of certain shares, options and share purchase warrants issued as payment to software developers.

Additional information related to us is available on SEDAR+ at www.sedarplus.ca and www.greenbriarliving.com. We do not incorporate the contents of our website or of sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report.  In addition, the SEC maintains an internet site that contains periodic reports, proxy and information statements (which are furnished to the SEC on Form 6-K, as we are not subject to SEC proxy solicitation rules), and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

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

On October 1, 2017, the Company entered into an agreement with Captiva Verde Wellness Corp. ("Captiva") - then known as Captiva Verde Land Corp. - to sell a 50% undivided interest in the Property.  Captiva is a Canadian public company whose common shares are listed for trading on the Canadian Securities Exchange under the symbol "PWR"; its common shares are also quoted on the OTC Pink Market under the symbol "CPIVF".  The Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On October 6, 2018, the Company completed the agreement and received 10,687,500 common shares of Captiva and $112,500 in a one-year interest-free promissory note (which has been paid) for total consideration of $1,181,250.  On August 10, 2020, the Company modified its agreement with Captiva into a joint venture whereby the Company retained sole title to the Property and Captiva would fund all development expenditures for a 50% net profits interest.

On March 30, 2022, the Company executed a US$40,000,000 mandate agreement with Voya Investment Management (Voya IM), LLC ("Voya"), the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3-year) warrants at $1.25 per share at closing, or the same amount plus a US$1,000,000 cash break-up fee if we chose another lender. On April 2, 2024, Voya furnished a letter to the Company that does not constitute a commitment to lend but sets forth certain indicative terms and conditions upon which Voya will use commercially reasonable efforts to structure and provide the proposed financing.

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva the outstanding $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project.

Project Overview

Sage Ranch is being developed on the Property as a sustainable entry-level residential real estate development, and is the Company's most advanced development project.  It is to be constructed under a Final Master Development Plan that emphasizes a responsible sustainable approach to the planned community. The following table summarizes the proposed features of Sage Ranch:

Maximum total number of housing units	995
Proposed home construction	Mixture of single-family homes, townhomes, cottage homes and apartments
Average building size	Single family homes (between 1,650 and 2,500 square feet)
Townhomes (between 1,250 and 1,550 square feet)
Cottage homes (between 950 and 1,150 square feet)
Apartments (2 stories; apartments between 780 and 1,280 square feet)
Land area	138 acres
Total square footage of buildings	Approximately 1,600,000 square feet
Average density	7.2 homes per acre

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
SFD 7
PATIO HOMES
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

We have filed a Precise Development Plan ("Precise Plan") for the first phase of the development.  A Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.  Approval of the Phase I Precise Plan was obtained on November 14, 2023, with the result that we may now apply for all the permits needed for construction to begin.  We are planning to complete Sage Ranch in six phases over a period of approximately six years at the rate of between 142 to 204 homes per year.

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

Initial construction, consisting of road-building and foundations, was originally expected to be completed by Dec. 31, 2020, with completion of the first phase station originally scheduled for early 2022.  However, as discussed in more detail below, this project has experienced delays and has been the subject of litigation.

The initial phase of the Montalva Solar Project would be developed under the PPOA between the Company and PREPA dated May 28, 2020. The PPOA has a 25-year term that would start on the commencement of commercial operations, with options to extend the agreement by mutual agreement for two additional five-year terms (for a total term of up to 35 years). The agreement additionally provides for increases in the power generating capacity by mutual agreement of the parties. The PPOA has been subject to litigation, and a settlement agreement with regards to the litigation has been entered into and is subject to approval of the FOMB, as further described in Item 4A above.  The following table summarizes the key terms of the PPOA:

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

Currently, Puerto Rico relies heavily on imported fossil fuels to generate electricity.  In accordance with the Puerto Rico Energy Public Policy Act enacted in 2019, Puerto Rico's Renewable Portfolio Standard (the "RPS") mandates that Puerto Rico source 40% of its electricity from renewables by 2025, 60% by 2040, and 100% by 2050. On August 24, 2020, the PREB issued a Resolution and Order approving a modified Integrated Resources Plan (the "IRP") for PREPA that, among other things, calls on PREPA to create a renewables procurement plan to obtain, by 2025, at least 3,500 MW of solar resources (inclusive of rooftop solar) and at least 1,360 MW of storage resources (inclusive of distributed storage). In addition, PREPA is relying on renewable generation to meet EPA requirements for the reduction of emissions of mercury, sulfur dioxide and greenhouse gases from its aging fossil-fueled electricity generating fleet.

Project Location

Location of the Montalvo Solar Project in Puerto Rico

Project Team

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

In response to a request from PREPA in February 2019, the Company met with PREPA representatives and re-opened negotiations with the view to moving forward with the Montalva Solar Project.  On March 2, 2020, the Company received a revised PPOA from PREPA.  On May 28, 2020, the Governing Board of PREPA approved a new 80 MW AC/160MWDC PPOA for PBJL. On August 7, 2020 the PREB approved the new PPOA.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the 80MW to 160MW AC Montalva Solar Project. On August 7, 2020, the Company received unanimous approval from the PREB and the Montalva PPOA moved on to final approval by the FOMB.

N February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva Solar Project. The Company has submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and PREPA worked to resolve the outstanding issues before the PREB.

On October 4, 2023, the Company announced that, following many years of litigation with the PREPA in both the Commonwealth and US Federal Courts plus litigation before the PREB, the parties have executed a formal settlement agreement beneficial to both parties and most importantly beneficial for the rate payers of Puerto Rico. The settlement agreement proposes to approve the PPOA and allows us to move forward with the Montalva Solar Project. The settlement agreement remains subject to the approval of the FOMB.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements were to have expired on December 31, 2023, but have been extended to various dates ranging from December 31, 2024 and December 31, 2025.

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

Capital Costs and Financing

Greenbriar has a dedicated team that has been developing the Montalva Solar Project since 2012.  A total of $5.5 million has been invested in developing the Montalva Solar Project through December 31, 2023, not including corporate management and overhead costs in excess of $1.0 million.

Project costs including financing costs, development fees, completion fees, O&M (operation and maintenance) reserves, spare parts and working capital will result in a total project cost of approximately $240 million.  Final project costs will be dependent on the final cost of PV panels, batteries. Inverters and other major equipment at the exact date of purchase and the construction costs.  The project cost estimate is based on prior hard bids and current estimates. The Company expects that it will raise capital for the Montalva Solar Project from the following traditional financing sources: project equity, corporate equity, tax equity, mezzanine capital, institutional debt, and bank debt.  No determination has been made on the final form of financing.  The following table is illustrative of the type of financing being considered:

• Senior Lender Term Loan $130,000,000

• Tax Equity Investor $  74,000,000

• Mezzanine Capital $  24,000,000

• Non-tax Cash Equity $  12,000,000

• Total Project Cost $240,000,000

Principal ownership of Montalva will remain with Greenbriar and will be operated by Greenbriar or its direct subsidaries.

The Montalva Projects' principal regulator is the PREB.  It is the designated regulator to resolve any conflicts between the project and PREPA.

Plan of Operations

Sage Ranch Real Estate Project

The Sage Ranch real estate project is our most advanced development project, and is being managed by Mr. Jeffrey Chiachurski, our chief executive officer. As described above, a Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.

Phase 1 is planned to comprise 144 residential units (consisting of a mix of single-family homes, townhomes, cottage homes and apartments covering a total of 227,858 square feet, or "SF").  Approval of the Phase I Precise Plan was obtained on November 14, 2023, with the result that we may now apply for all the permits needed for construction to begin. Grading, storm, sewer and water permits for Phase 1 are anticipated to be received by May 31, 2024.  We expect that a further two to three months will be required for the approval of permits for home construction.

The following table outlines the anticipated timeline for each of the six phases of development of the Sage Ranch real estate project:

Activity	2024	2025	2026	2027	2028	2029
Pre-Construction and Permitting	►►►►
Phase 1 (227,868 SF and 144 units)	►►►►
Phase 2a and 2b (325,756 SF and 196 units)		►►►►
Phase 3 (300,266 SF and 142 units)			►►►►
Phase 4a (206,050 SF and 204 units)				►►►►
Phase 4b and 5 (365,533 SF and 183 units)					►►►►
Phase 6a and 6b (174,300 SF and 126 units)						►►►►

As described above, we are party to a joint venture with Captiva in relation to our Sage Ranch real estate project, pursuant to which Captiva had agreed to fund all development expenditures for a 50% net profits interest. We have agreed to settle our joint venture with Captiva, pursuant to which we will pay Captiva the outstanding $5,591,588 in expenditures that Captiva has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. If we are unable to meet this ongoing obligation, Captiva will continue to have a further net profits interest in and to the Sage Ranch project.

Assuming that the development of the Sage Ranch real estate project is advanced in accordance with the anticipated timeline summarized above, we expect that the first sales of units will take place during the year ending December 31, 2024.  We do not expect to earn any revenues from the project before then.

Montalva Solar Project

As described above, the initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement between the Company and PREPA dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the PREB, and the Agreement was submitted for final approval by the FOMB.  On February 26, 2021, the FOMB approved two projects but excluded the approval of the Montalva Solar Project. The Company has submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and PREPA worked to resolve the outstanding issues before the PREB.  On October 4, 2023, the Company announced that, following many years of litigation with the PREPA in both the Commonwealth and US Federal Courts plus litigation before the PREB, both parties have executed a formal settlement agreement beneficial to both parties and most importantly beneficial for the rate payers of Puerto Rico. The agreement remains subject to the approval of the FOMB.

We have fully pre-paid the costs of advancing our negotiations with the FOMB before the PREB and finalizing our application for final FOMB approval.  The timing for the resolution of the outstanding issues remains unclear, and there are no assurances that final FOMB approval can be obtained on terms acceptable to us, or at all.  Mr. Clifford Webb, our Company's president has primary carriage of this matter.

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

C. Organizational structure

We have five subsidiaries: Greenbriar Capital Holdco Inc., a Delaware company; 2587344 Ontario Inc., an Ontario company; Greenbriar Capital (U.S.) LLC, a Delaware company; AG Solar One, LLC, a Delaware company; and PBJL Energy Corporation, a Puerto Rican company. We own 100% of the voting and dispositive control over all of our subsidiaries.

Note - On February 1, 2024, the Company dissolved Greenbriar Albert Holdco which was part of the organization as at December 31, 2023.

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

On October 1, 2017, the Company entered into an agreement with Captiva to sell a 50% undivided interest in the Property.  The Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On October 6, 2018, the Company completed the agreement and received 10,687,500 common shares of Captiva and $112,500 in a one-year interest-free promissory note (which has been paid) for total consideration of $1,181,250.  On August 10, 2020, the Company modified its agreement with Captiva into a joint venture whereby the Company retained sole title to the Property and Captiva would fund all development expenditures for a 50% net profits interest.

On June 22, 2023, the Company entered into an agreement with Captiva which was amended on August 21, 2023, whereby the Company will pay Captiva $5,591,588, which represents the amount that Captiva has invested into Sage Ranch, in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project.

Sage Ranch is being developed on the Property as a sustainable entry-level residential real estate development.  It is to be constructed under a Final Master Development Plan that emphasizes a responsible sustainable approach to the planned community.  We received final City Council approval on September 12, 2021 to build 995 homes.

The Company is planning to complete Sage Ranch in six phases over a period of approximately six years at the rate of between 142 to 204 homes per year. As described above under the heading "Sage Ranch Real Estate Project - Project Status," a Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.  Phase 1 is planned to comprise 144 residential units (consisting of a mix of single-family homes, townhomes, cottage homes and apartments covering a total of 227,858 SF).  Approval of the Phase I Precise Plan was obtained on November 14, 2023, with the result that we may now apply for all the permits needed for construction to begin.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements – which were to have expired on December 31, 2023 and have been extended to December 31, 2024.  All four option agreements comprising the Montalva and Lajas Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company’s option.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as at and for the fiscal years ended December 31, 2023, 2022 and 2021, together with the notes thereto. Our financial statements included in this Annual Report were prepared in accordance with IFRS.

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

Overview

We were incorporated on April 2, 2009, under the laws of the Province of British Columbia, Canada, and our principal activity is the acquisition, permitting, re-zoning, management, development possible sale of commercial, residential, industrial, and renewable energy related real estate and energy projects in North America. On November 15, 2023, we changed our name to "Greenbriar Sustainable Living Inc." Our head office is located at, and our principal address is, 632 Foster Avenue Coquitlam, British Columbia V3J 2L7.

Additional information related us is available on SEDAR+ at www.sedarplus.ca and www.greenbriarliving.com. We do not incorporate the contents of our website or of sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report.

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

A. Operating Results

Results of Operations for the Year ended December 31, 2023 as Compared to the Year Ended December 31, 2022 and to the Year Ended December 31, 2021

The Company had a net loss of $2,628,248 for the year ended December 31, 2023, compared to a net loss of $2,763,134 for the year ended December 31, 2022, and net loss of $9,325,226 in 2021.  The decreased loss compared to 2022 was the result or lower marketing and donations offset by higher consulting fees and finance costs, no loss on disposition of shares or consulting fees recorded in the current year although there was a gain on settlement of accounts payable and gain on fair value of derivative liability. The decreased loss compared to 2021 was the result of lower marketing and donations, no bonus accrual and no unrealized loss of marketable securities in the current year.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	$	$	$
Consulting and management fees	(620,682)	(515,752)	(4,058,133)
General and administrative	(493,930)	(478,126)	(460,978)
Marketing and donations	(61,614)	(750,043)	(760,887)
Finance cost	(210,035)	(34,130)	(55,500)
Professional Fees	(580,180)	(539,228)	(401,003)
Share-based payment expense	(1,176,190)	(954,465)	(990,448)
	(3,142,631)	(3,271,744)	(6,726,949)
Foreign exchange (loss) gain	134,068	(324,349)	(39,161)
Unrealized gain (loss) on marketable securities	-	400,781	(2,538,281)
Share of loss on investment in associate	-	(102,756)	-
Gain on settlement of accounts payable and accrued liabilities	321,115	1,098	31,329
Loss on shares for debt settlement	-	-	(52,164)
Gain on settlement of loans receivable	-	774,000	-
Interest income	29,333	33,887	-
Loss on disposition of shares	-	(2,093,851)	-
Other income	-	1,819,800	-
Transaction costs expensed on convertible debt	(87,781)	-	-
Fair value adjustment on derivative liability	117,648	-	-
Loss	(2,628,248)	(2,763,134)	(9,325,226)
Other comprehensive gain (loss)	(380,197)	602,372	4,110
Net loss and comprehensive loss	(3,008,445)	(2,160,762)	(9,321,116)
Basic/Diluted (loss) income per share	(0.08)	(0.09)	(0.34)

B. Liquidity and Capital Resources

	Consolidated Statement of Financial Position
	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	$	$	$
Cash and cash equivalents	47,098	24,950	9,273
Current Assets	2,550,909	1,918,143	1,819,364
Total Assets	22,110,851	15,053,130	10,436,177
Current Liabilities	9,029,429	5,573,985	6,183,832
Total Liabilities	13,112,699	5,573,985	6,183,832

The Company had a cash balance of $47,098 as of December 31, 2023. Cash outflow from operating activities was $2.2 million, compared to outflow of $2.5 million in 2022 and outflow of $2.0 million in 2021. The change in outflow was primarily attributable to decreased corporate activity during the current year.

Cash inflow from financing activities in the current year ended December 31, 2023, was $5.9 million which is the result of the Company receiving net funds of $386,000 from a private placement, receiving cash for option exercises in the amount of $379,500, issuing a $1,000,000 unsecured convertible debenture and a USD$3,000,000 unsecured convertible debenture private placement, and received additional loans of $109,580.

Cash outflow from investing activities in the current year ended December 31, 2023, was $3.6 million as the Company increased corporate activity in Sage Ranch.

C. Research and Development, Patents and Licenses, etc.

The company does not conduct any research or development and holds no patents or licenses.

D. Trend Information

Potential Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its suppliers.

On May 5, 2023, the World Health Organization ended the global COVID-19 emergency.  However, there is ongoing uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company's business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. The Company will continue to monitor and assess the impact of COVID-19 on its operations.

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

Key areas of judgment

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

Going concern of operations

These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

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

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jeffrey J. Ciachurski, British Columbia, Canada	63	Chief Executive Officer and Director	April 2, 2009
Clifford M. Webb(1)(2)(3) , California, U.S.	78	President and Director	February 18, 2013
Anthony Balic, British Columbia, Canada	41	Chief Financial Officer and Corporate Secretary	January 28, 2020(4)
Daniel Kunz, Idaho, U.S.	71	Director and Chairman of the Board	October 30, 2013
J. Michael Boyd(1)(2)(3), Arizona, U.S.	68	Director	September 8, 2011
William Sutherland(1)(2)(3), Ontario, Canada	71	Director	August 21, 2017
Chris Harvey, New York, U.S.	61	Director	November 27, 2023

___________________________
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

In 1995, Mr. Kunz was named a Distinguished Alumni from the University of Montana Tech (formerly the Montana College of Mineral Science and Technology) and was a member of the advisory board for the Engineering Department at the University of Montana Tech. He currently serves on the board of directors of several public companies involved in natural resource development.

J. Michael Boyd, Director

Before joining Greenbriar Sustainable Living Inc., Mr. Boyd held the position of Executive Vice President of Development for Western Wind Energy Corp., until the company was purchased by Brookfield Renewable Energy Partners. He assisted Western Wind Energy in acquiring, leasing and zoning real estate suitable for the development of wind and solar farms in Arizona and California. In addition, Mr. Boyd served on the company's Board of Directors.  Prior to joining Western Wind, he served as an elected member of the Central Arizona Water Conservation District, a large water utility in the state of Arizona and its biggest electrical consumer. Prior to that, Mr Boyd served two terms on the Pima County (Arizona) Board of Supervisors. Mr. Boyd has also been a director of Captiva Verde Wellness Corp. since 2017.  Mr. Boyd graduated from UCLA.

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

Chris Harvey, Director

Mr. Harvey was previously CEO of JP Morgan Securities (part of JP Morgan Chase NYSE: JPM USD $4 Trillion AUM). Chris began his career at JP Morgan 39 years ago and helped build out the firm's overall investment banking capabilities. His roles included client banker, head of foreign exchange options, emerging markets derivatives, and then building an advisory and solutions team focused on corporate finance valuation, as well as tax and accounting efficiency. He was also responsible for reputational risk for the firm's investment bank in the Americas. After spending several years as the Chief Country Officer for Japan, Chris then ran the Wealth Management business for all of Latin America, with his final position as the CEO of JP Morgan Securities for four years.

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

• Chris Harvey

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

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Greenbriar or its subsidiaries, to each of the executive officers set out below (each, a "Named Executive Officer") and director of Greenbriar, in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officer or a director of Greenbriar for services provided and for services to be provided, directly or indirectly, to Greenbriar or its subsidiaries in the two most recently completed financial years ended December 31, 2023 and December 31, 2022.

Executive Officer and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Jeffrey J. Ciachurski	2023	$337,448	Nil	Nil	Nil	Nil	$337,448
Chief Executive Officer and Director	2022	$324,753	Nil	Nil	Nil	Nil	$324,753
Clifford M. Webb	2023	$179,514	Nil	Nil	Nil	Nil	$179,514
President and Director	2022	$170,841	Nil	Nil	Nil	Nil	$170,841

Anthony Balic	2023	$140,429	Nil	Nil	Nil	Nil	$140,429
Chief Financial Officer	2022	$132,000	$53,600	Nil	Nil	Nil	$185,600

Stock Options and Other Compensation Securities

The following table sets forth details for all compensation securities granted to each of the Named Executive Officers and directors during the year ended December 31, 2023:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security underlying security at year end(1) ($)	Expiry date (m/d/y)
Jeffrey J. Ciachurski	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.87	11/15/2028
Chief Executive Officer and Director

Clifford M. Webb	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.87	11/15/2028
President and Director

Anthony Balic	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.87	11/15/2028
Chief Financial Officer

J. Michael Boyd	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.87	11/15/2028
Director

Daniel Kunz	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.87	11/15/2028
Director

William Sutherland	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.87	11/15/2028
Director

Chris Harvey	Stock Options	200,000	11/30/2023	$1.10	$1.05	$0.87	11/30/2028
Director

_____________________
Notes

(1) Closing price on December 30, 2023, the last day of trading for the year ended December 31, 2023.

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

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plans which Greenbriar currently has in place are: (a) the Stock Option Plan which was approved by Greenbriar's shareholders on June 15, 2022; and (b) the Performance Share Plan which was approved by the Company's shareholders on June 8, 2021. The following table sets forth, as at December 31, 2023, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities covered by awards granted(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2)(3) (c)
Equity compensation plans approved by securityholders	3,391,500	$1.21	16,336
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,391,500	$1.20	16,336

__________________________
Notes

(1) A total of 3,391,500 options are outstanding which have been granted pursuant to Greenbriar's Stock Option Plan.

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

Our Board of Directors currently consists of six directors. Our directors are elected annually at each annual meeting of our Company's shareholders. The Board of Directors assesses potential Board candidates to fill perceived needs on the Board of Directors for required skills, expertise, independence and other factors.

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

D. Employees

We have no full-time or part-time employees, as of December 31, 2023.  However, Mr. Jeffrey Ciarchurski, Mr. Clifford Webb and Mr. Anthony Balic serve as the Company's chief executive officer, president and chief financial officer, respectively.  Each provide their respective services under consulting agreements.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The following table sets forth details for all stock options held by our officers and directors as at April 29, 2024:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Expiry date (m/d/y)

Daniel Kunz	Stock Options	200,000	11/15/2023	$1.10	$1.10	11/15/2028
Director

Anthony Balic	Stock Options	200,000	11/15/2023	$1.10	$1.10	11/15/2028
Chief Financial Officer

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Expiry date (m/d/y)

Chris Harvey	Stock Options	200,000	11/30/2023	$1.10	$1.05	11/30/2028
Director

William Sutherland	Stock Options	200,000	11/15/2023	$1.10	$1.10	11/15/2028
Director

Clifford M. Webb	Stock Options	200,000	11/15/2023	$1.10	$1.10	11/15/2028
President and Director

J. Michael Boyd	Stock Options	200,000	11/15/2023	$1.10	$1.10	11/15/2028
Director

Jeffrey J. Ciachurski	Stock Options	137,000	11/15/2023	$1.10	$1.10	11/15/2028
Chief Executive Officer and Director

Warrants

As of April 30, 2024, there are no Warrants, exercisable into common shares of the Company, held by our officers and directors.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of April 29, 2024, by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jeffrey J. Ciachurski(3), Chief Executive Officer and Director	4,501,900	12.80%
J. Michael Boyd(4), Director	275,000	0.78%
Daniel Kunz(5), Director	451,900	1.28%
Clifford Webb(6), President and a director	2,416,039	6.87%
William Sutherland (7), a director	616,400	1.75%
Anthony Balic(8), Chief Financial Officer and Corporate Secretary	350,000	1.00%
Chris Harvey(9), Director	218,000	0.62%
Directors and Executive Officers as a Group (Seven Persons)	8,829,239	25.10%

Other 5% or more Shareholders:
N/A

 * Less than 1%.
__________________
Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on April 29, 2024.

(2) The percentage is calculated based on 35,172,355 common shares that were outstanding as of April 29, 2024.

(3) Shares beneficially owned consists of (i) 2,649,600 Common Shares held directly by Mr. Ciachurski, (ii) 1,715,300 Common Shares held of record by Mr. Ciachurski's wife

(4) Shares beneficially owned consists of (i) 74,936 Common Shares held directly by Mr. Boyd.

(5) Shares beneficially owned consists of (i) 1,900 Common Shares held directly by Mr. Kunz, and (ii) stock options to purchase 250,000 Common Shares which have vested.

(6) Shares beneficially owned consists of (i) 1,776,039 Common Shares held directly by Mr. Webb, and (ii) 350,000 Common Shares issuable upon the exercise of warrants registered directly to Mr. Webb.

(7) Shares beneficially owned consists of (i) 345,000 Common Shares held directly by Mr. Sutherland.

(8) Shares beneficially owned consists of 150,000 Common Shares held directly by Mr. Balic.

(9) Shares beneficially owned consists of (i) 18,000 Common Shares held directly by Mr. Harvey, and (ii) stock options to purchase 200,000 Common Shares which have vested.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at April 29, 2024 there were 29 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9.

B. Related Party Transactions

As at April 29, 2024, the Company had $2,096,787 (December 31, 2023 - $2,258,825; December 31, 2022 - $2,743,252; December 31, 2021 - $3,508,784) in accounts payable and accrued liabilities to related parties.  During the year ended December 31, 2023, related party loan interest of US $68,961 (December 31, 2022 - US $63,341; December 31, 2021 – US $58,488) was capitalized to power project acquisition and development costs.

On November 15, 2023, the Company granted an aggregate of 1,200,000 incentive stock options to certain directors and officers of the Company pursuant to the Company's previously approved Stock Option Plan. The stock options are exercisable at a price of $1.10 per share for a period of 5 years. See "Stock Options and Other Compensation Securities" above.

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

During the year ended December 31, 2022, the President charged the Company $179,514 (2022 - $170,841; 2021 - $114,499) under the contract. As at December 31, 2023, included in accounts payable are fees and expenses due to the President of the Company of $577,511 (December 31, 2022 - $491,231; December 31, 2021 - $41,938).

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

Anthony Balic

During the year ended December 31, 2023, a Company controlled by Anthony Balic, the Company's CFO, charged the Company $140,429 (2022 - $8185,600; 2021 - $80,000) related to services.

Michael Boyd

During the year ended December 31, 2023, consulting fees of $nil were paid to a director (2022 - $13,716; 2021 - $nil) related to services.

Jeff Ciachurski

During the year ended December 31, 2023, the Chief Executive Officer of the Company charged the Company $337,448 (2022 - $324,753; 2021 - $131,161) under the contract.

Captiva Verde Wellness Corp.

As at December 31, 2023, the Company had a loan receivable of $206,947 (December 31, 2022 - $644,990; December 31, 2021 - $1,833,979) from Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva.

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

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva $5,591,588, which represents the amount that Captiva has invested into Sage Ranch, in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 are attached hereto and found immediately following the text of this Annual Report, beginning on page F-1. The financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Davidson & Company LLP.

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

ITEM 9. THE OFFER AND LISTING DETAILS

A. Offer and Listing Details

Our Common Shares are listed for trading on the TSXV under the trading symbol "GRB".

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

For additional details regarding our Common Shares, see Item 10.A, "Share Capital".

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A "Offer and Listing Details".  Our common shares trade on the TSXV under the symbol "GRB" and our CUSIP number is 39364R. Our common shares also trade on the OTC Pink Market under the symbol "GEBRF".

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

(b) to the extent that such other companies may participate in ventures in which the Company participates, the directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation; and

(c) in particular: (i) Jeffrey Ciachurski, our Company's chief executive officer, is also the chief executive officer of Captiva, which is party to a settlement agreement in respect of its joint venture with our Company in relation to the Sage Ranch Real Estate Project discussed elsewhere in this annual report; (ii) our Company's chief financial officer, Anthony Balic, also serves as the chief financial officer of Captiva; and (iii) Michael Boyd serves as a director of both companies.

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

In the case of a direct acquisition by a WTO investor that is not a state-owned enterprise, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2024, this amount is $1.326 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $1.989 billion for 2024); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

• On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva the outstanding $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project.

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

Provided that the common shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSXV) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

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

The documents concerning our Company referred to in this Annual Report may be viewed at our principal executive offices, 6323 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7 (Telephone: (604) 608-9572), during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR+ at www.sedarplus.ca. All of the documents referred to are in English.

I. Subsidiary Information

See Item 4.C, "Organizational Structure", for the Company's active subsidiaries as at the date of this Annual Report.

J. Annual Report to Security Holders

Under Canadian continuous disclosure requirements, we are required to file annually on SEDAR+ within 120 days following the end of each fiscal year, Management's Discussion and Analysis in respect of such fiscal year on Form 51-102F1 (the "MD&A"), the audited annual financial statements (the "Annual Financial Statements") prescribed by Section 4.1 of National Instrument 51-102 - Continuous Disclosure Obligations (as adopted by the Canadian Securities Administrators), and officer certifications on Form 52-109V1 (collectively with the MD&A and Annual Financial Statements, the "Annual Filings") executed by, respectively, our Chief Executive Officer and our Chief Financial Officer.  If we do not elect to file our annual report on Form 20-F as an alternate form of MD&A for the relevant fiscal year, or if any Canadian Securities Administrator objects to the filing of our annual report on Form 20-F as an alternate form of MD&A, we will be required to provide the Annual Filings to the holders of our common shares in response to the requirements of Form 6-K.  In such circumstances, we will submit the Annual Filings to such security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

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

At December 31, 2023	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$3,822,969	$-	$3,822,969
Loan payables and promissory notes	781,322	-	781,322
Joint venture settlement obligation	698,950	3,298,141	3,997,091
Convertible debenture	-	3,483,890	3,483,890
Convertible debenture derivative	-	1,027,427	1,027,427
	$5,303,241	$7,809,458	$13,112,699

At December 31, 2022	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,855,747	$-	$4,855,747
Loan payables	718,238	-	718,238
	$5,573,985	$-	$5,573,985

At December 31, 2021	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$5,536,070	$-	$5,536,070
Loan payables	647,762	-	647,762
	$6,183,832	$-	$6,183,832

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

The Company's financial assets and liabilities as at December 31, 2023 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
	$	$	$
Cash	14,936	32,162	47,098
Other receivables	3,476	-	3,476
Related company loan receivable	206,947	-	206,947
Marketable securities	-	1,785,510	1,785,510
	225,359	1,817,672	2,043,031
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(285,915)	(3,537,054)	(3,822,969)
Loan payable	(30,000)	(751,322)	(781,322)
Joint venture settlement obligation	(3,997,091)	-	(3,997,091)
Convertible debenture	(785,129)	(2,698,761)	(3,483,890)
Convertible debenture derivative	-	(1,027,427)	(1,027,427)
Net Financial Liabilities	(4,872,776)	(6,196,892)	(11,069,668)

The Company's financial assets and liabilities as at December 31, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
	$	$	$
Cash	23,983	967	24,950
Other receivables	8,780	-	8,780
Related company loan receivable	644,990	-	644,990
Marketable securities	-	1,819,800	1,819,800
	677,753	1,820,767	2,498,520
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(253,651)	(4,602,096)	(4,855,747)
Loan payable	-	(718,238)	(718,238)
Net Financial Liabilities	424,102	(3,499,567)	(3,075,465)

The Company's financial assets and liabilities as at December 31, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
	$	$	$
Cash	9,402	(129)	9,273
Other receivables	3,750	-	3,750
Related company loan receivable	1,261,853	572,126	1,833,979
Marketable securities	454,219	-	454,219
	1,729,224	571,997	2,301,221
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(561,752)	(4,974,318)	(5,536,070)
Loan payable	(147,637)	(500,125)	(647,762)
Net Financial Liabilities	1,019,835	(4,902,446)	(3,882,611)

Classification of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		December 31, 2023	December 31, 2022	December 31, 2021
Financial Assets	Fair Value Hierarchy Level	Fair Value $	Fair Value $	Fair Value $
Fair value through profit and loss ("FVTPL")
Cash	Level 1	47,098	24,950	9,273
Marketable securities - public	Level 1	-	-	454,219
Marketable securities - Private	Level 2	1,785,510	1,819,800	-
Financial Liabilities
Other financial liabilities
Convertible debenture derivative	Level 3	1,027,427	-	-

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

• Level 1 - quoted prices in active markets for identical securities

• Level 2 - significant observable inputs other than quoted prices included in Level 1

• Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy in 2023 or during the years ended December 31, 2022 and December 31, 2021.

Convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

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

B. Management's Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2023. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2023.

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

D. Changes in Internal Control Over Financial Reporting

During the period ended December 31, 2023, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by Davidson & Company LLP for the fiscal years ended December 31, 2023 and 2022:

	Year Ended December 31
	2023	2022
Audit Fees:	$76,500	$75,000
Audit Related Fees:	Nil	Nil
Tax Fees:	Nil	Nil
Total:	$76,500	$75,000

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

As an early stage company, we have limited operations and our business activity to date has been identifying and permitting real estate and renewable energy projects, and have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

Due to the early stage of development of our projects, we believe have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-established financial institutions and accounting and employee information storage are outsourced to an external service providers.

We have not, as of the date of this report, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future. Refer to our risk factor "The Company is exposed to information systems and cybersecurity risks" on page 10.

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

• Audited consolidated statements of financial position of the Company as at December 31, 2023 and 2022, and the audited consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, and notes to the audited consolidated financial statements, including a summary of significant accounting policies.

ITEM 19. EXHIBITS

Exhibits Required by Form 20-F

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)(2)

1.2	Articles(2)

2.1	Form of Common Share Certificate(2)

4.1	Option and Joint Venture Agreement dated August 10, 2020 between Greenbriar Capital (U.S.) LLC, as optionor, and Captiva Verde Land Corp. (now known as Captiva Verde Wellness Corp.), as optionee(2)

4.2	Amendment No. 11 to Option Agreement for Lease of Real Estate Property (First and Separate) between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2024 in respect of the Montalva Solar Project*(1)

4.3	Amendment No. 7 to Option Agreement for Second and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2024 in respect of the Montalva Solar Project*(1)

4.4	Amendment No. 7 to Option Agreement for Third and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2024 in respect of the Montalva Solar Project*(1)

4.5	Amendment No. 7 to Option Agreement for Fourth and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2043 in respect of the Montalva Solar Project* (1)

4.6	Settlement Agreement dated June 22, 2023, between Greenbriar Capital (U.S.) LLC and Captiva Verde Wellness Corp. in respect of the Sage Ranch Real Estate Project*

4.7	Amended Settlement Agreement dated August 21, 2023, between Greenbriar Capital (U.S.) LLC and Captiva Verde Wellness Corp. in respect of the Sage Ranch Real Estate Project*

8.1	List of Subsidiaries(2)

11.1	Code of Business Conduct and Ethics*

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO**

15.1	Stock Option Plan dated for reference September 14, 2012, as amended and restated May 16, 2022*

15.2	Performance Share Plan(2)

15.3	Audit Committee Charter(2)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith

**	Furnished herewith

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

GREENBRIAR SUSTAINABLE LIVING INC.

Dated: April 29, 2024	By:	/s/ Jeff Ciachurski
Jeff Ciachurski
Chief Executive Officer

Greenbriar Sustainable Living Inc.

(Formerly "Greenbriar Capital Corp.")

Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(amounts expressed in Canadian dollars, except where indicated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Greenbriar Sustainable Living Inc. (formerly Greenbriar Capital Corp.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbriar Sustainable Living Inc. (formerly Greenbriar Capital Corp.) (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022, and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022, and 2021 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no history of earning revenues from operations, has a working capital deficiency of $6,478,520 and an accumulated deficit of $27,470,722. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants PCAOB ID# 731

April 29, 2024

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)
Consolidated Statements of Financial Position
For the years ended December 31, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Note	As at December 31, 2023	As at December 31, 2022
Assets
Current assets
Cash		$47,098	$24,950
Deposits and prepaid expenses - short term		507,878	64,613
Other receivables		3,476	8,780
Marketable securities	7	1,785,510	1,819,800
Loan receivable	5	206,947	-
		2,550,909	1,918,143
Non-current assets
Deposits and prepaid expenses - long term		51,192	32,029
Loan receivable	5	-	644,990
Sage Ranch	6	12,333,170	5,456,419
Power project acquisition and development costs	8	7,175,580	7,001,549
Total assets		$22,110,851	$15,053,130
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	3,822,969	4,855,747
Loans payable and promissory note	10	781,322	718,238
Joint venture settlement obligation	12	698,950	-
Convertible debenture	11	2,698,761	-
Convertible debenture derivative	11	1,027,427	-
		9,029,429	5,573,985
Non-current liabilities
Joint venture settlement obligation	12	3,298,141	-
Convertible debenture	11	785,129	-
Total liabilities		13,112,699	5,573,985
Shareholders' equity
Share capital	13	26,410,615	25,490,912
Reserves	13	9,405,117	7,797,368
Accumulated other comprehensive income		653,192	1,033,389
Deficit		(27,470,772)	(24,842,524)
Total shareholders' equity		8,998,152	9,479,145
Total liabilities and shareholders' equity		$22,110,851	$15,053,130

Nature of operations and going concern (note 1)

Commitments and contingencies (note 18)

Approved by the Board of Directors

“Jeff Ciachurski”	Director	“Cliff Webb”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2023, 2022, and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Year EndedDecember 31,
		2023	2022	2021
General and administration expenses
Consulting and management fees	17	$(620,682)	$(515,752)	(4,058,133)
General and administrative		(493,930)	(478,126)	(460,978)
Marketing and donations		(61,614)	(750,043)	(760,887)
Finance cost		(210,035)	(34,130)	(55,500)
Share-based payment expense	13	(1,176,190)	(954,465)	(990,448)
Professional fees		(580,180)	(539,228)	(401,003)
		(3,142,631)	(3,271,744)	(6,726,949)
Other (expenses) income, net
Foreign exchange gain (loss)		133,468	(324,349)	(39,161)
Unrealized gain (loss) on marketable securities		-	400,781	(2,538,281)
Share of loss on investment in associate		-	(102,756)	-
Gain on settlement of accounts payable and accrued liabilities	9	321,115	1,098	31,329
Gain on settlement of loans receivable	5	-	774,000	-
Loss on shares for debt settlement		-	-	(52,164)
Interest income	5	29,933	33,887	-
Loss on disposition of shares		-	(2,093,851)	-
Other income		-	1,819,800	-
Transaction costs expensed on convertible debentures	11	(87,781)	-	-
Fair value adjustment on derivative liability	11	117,648	-	-
Loss		(2,628,248)	(2,763,134)	(9,325,226)

Other comprehensive income (loss)
Cumulative translation adjustment		(380,197)	602,372	4,110
Total comprehensive loss		$(3,008,445)	$(2,160,762)	(9,321,116)

Loss per share-basic and diluted		$(0.08)	$(0.09)	$(0.34)

Weighted average shares outstanding-basic and diluted		33,911,334	31,316,532	27,470,371

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2023, 2022, and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(24,842,524)	$9,479,145
Loss for the year		-	-	-	-	-	-	(2,628,248)	(2,628,248)
Private placement	13	360,000	265,002	-	184,998	-	-	-	450,000
Share issuance cost	13		(7,482)	-	-	-	-	-	(7,482)
Options exercised	13	238,500	652,335	(272,835)	-	-	-	-	379,500
Warrants exercised	13	5,000	9,848	-	(2,348)	-	-	-	7,500
Cumulative translation adjustment		-	-	-	-	-	(380,197)	-	(380,197)
Share-based payment expense	13	-	-	1,176,190	-	-	-	-	1,176,190
Convertible debenture issuance	11	-	-	-	-	37,219	-	-	37,219
Convertible debenture bonus warrants	11	-	-	-	484,525	-	-	-	484,525
Balance at December 31, 2023		34,078,355	$26,410,615	$4,911,526	$4,456,372	$37,219	$653,192	$(27,470,772)	$8,998,152

Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345
Loss for the year		-	-	-	-	-	-	(2,763,134)	(2,763,134)
Private placement	13	2,636,000	2,099,269	-	1,224,595	-	-	-	3,323,864
Options exercised	13	770,500	1,687,055	(731,055)	-	-	-	-	956,000
Warrants exercised	13	150,000	270,900	-	(68,400)	-	-	-	202,500
Share issuance cost		-	(24,722)	-	-	-	-	-	(24,722)
Share-based payment expense	13	-	-	954,465	-	-	-	-	954,465
Cumulative translation adjustment		-	-	-	-	-	602,372	-	602,372
Shares issued on acquisition of water rights	13	925,926	1,259,259	-	716,196	-	-	-	1,975,455
Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(24,842,524)	$9,479,145

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2023, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$41,830	$426,907	$(12,754,164)	$7,802,031
Loss for the year		-	-	-	-	-	-	(9,325,226)	(9,325,226)
Private placement		1,428,970	1,646,706	-	798,594	-	-	-	2,445,300
Options exercised		449,500	915,145	(374,396)	-	-	-	-	540,749
Warrants exercised		865,458	1,695,827	-	(393,284)	-	-	-	1,302,543
Share issuance cost		-	(29,126)	-	-	-	-	-	(29,126)
Finder's shares		50,000	105,000	-	-	-	-	-	105,000
Shares issued for debt settlement		144,239	230,782	-	-	-	-	-	230,782
Convertible debenture converted		146,029	209,289	-	18,275	(41,830)	-	-	185,734
Share-based payment expense		-	-	990,448	-	-	-	-	990,448
Cumulative translation adjustment		-	-	-	-	-	4,110	-	4,110
Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022, and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Note	Year Ended December 31,
		2023	2022	2021
Cash used from operating activities
Loss for the year		$(2,628,248)	$(2,763,134)	$(9,325,226)
Items not affecting cash
Unrealized foreign exchange gain (loss)		(49,193)	270,644	15,966
Gain on settlement of account payable and accrued liabilities	9	(321,115)	(1,098)	(31,329)
Loss on shares for debt settlement		-	-	52,164
Gain on settlement of loans receivable		-	(774,000)	-
Share-based payment expense	13	1,176,190	954,465	990,448
Unrealized gain on marketable securities		-	(400,781)	2,538,281
Loss on disposal of marketable securities		-	2,093,851	-
Share of loss on investment in associate		-	102,756	-
Accrued interest income	5	(29,933)	(33,887)	-
Other income		-	(1,819,800)	-
Accretion on convertible debenture	11	112,465	-	(4,862)
Fair value of derivative liability	11	(117,648)	-	-
Transaction costs expensed on convertible debentures	11	87,781	-	-
		(1,769,701)	(2,370,984)	(5,659,558)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		19,012	(15,594)	(13,943)
Increase (decrease) in accounts payable and accrued liabilities		(403,781)	(145,425)	3,632,919
		(2,154,470)	(2,532,003)	(2,040,582)
Cash flows used in investing activities
Sage ranch	6	(3,130,040)	(2,013,834)	(505,374)
Power project development and construction costs	8	(499,182)	(385,117)	(1,069,644)
Proceeds on sale of marketable securities		-	722,393	-
Deposits and long-term expenses		-	-	(57,843)
		(3,629,222)	(1,676,558)	(1,632,861)
Cash flows used in financing activities
Cash paid on executive loans		(60,626)	(146,331)	(244,391)
Cash received on executive loans	10	140,626	325,056	178,937
Convertible debenture issuance	11	4,592,164	-	-
Transaction costs on convertible debt	11	(23,340)	-	-
Private placement proceeds	13	386,000	3,118,850	2,405,750
Share issuance cost	13	(7,482)	(24,722)	(29,126)
Options exercises	13	379,500	956,000	540,749
Warrants exercises	13	7,500	-	1,302,543
Related company loan	5	467,976	(67,124)	(550,680)
		5,882,318	4,161,729	3,603,782
Effect of foreign exchange on cash		(76,478)	62,509	31,262
Increase (decrease) in cash		$22,148	$15,677	$(38,399)
Cash - beginning of year		24,950	9,273	47,672
Cash - end of year		$47,098	$24,950	$9,273

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Sustainable Living Inc. (formerly "Greenbriar Capital Corp.") ("Greenbriar" or the "Company") is a leading developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under the British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company's registered records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB". The Company changed its name from Greenbriar Capital Corp. to Greenbriar Sustainable Living Inc. effective November 15, 2023.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $2,628,248 (2022 - $2,763,134, 2021 - $9,325,226) for the year ended December 31, 2023. As at December 31, 2023, the Company had an accumulated deficit of $27,470,772 (December 31, 2022 - $24,842,524) and a working capital deficiency of $6,478,520 (December 31, 2022 - deficiency of $3,655,842). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

Recent global issues, including the ongoing COVID-19 pandemic and political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2      Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board effective as at December 31, 2023. The policies set out below were consistently applied to all periods presented.

These financial statements were authorized for issue by the Board of Directors on April 29, 2024.

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All information is expressed in Canadian dollars unless otherwise stated and are prepared in accordance with the material accounting policies outlined below.

3 Material accounting policies

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

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for the liabilities, relating to the arrangement. The Company has no JO's.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in JV's are accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount of the investment is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends, cash contributions and the Company's share of post acquisition movements in Other Comprehensive Income ("OCI").

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if it has the power to be actively involved and influential in policy decisions affecting the entity. The Company does not have any investments in associates.

Outlined below is information related to the Company's subsidiaries at December 31, 2023:

	Place of business	Entity type	Economic interest	Method
Greenbriar Capital Holdco Inc.	USA	Subsidiary	100%	Consolidation
Greenbriar Capital (U.S.) LLC	USA	Subsidiary	100%	Consolidation
AG Solar One, LLC	USA	Subsidiary	100%	Consolidation
2587344 Ontario Inc.	Canada	Subsidiary	100%	Consolidation
Greenbriar Alberta Holdco Inc.	Canada	Subsidiary	100%	Consolidation
PBJL Energy Corporation	Puerto Rico	Subsidiary	100%	Consolidation

Foreign currency translation

The Company's functional and local currency is the Canadian dollar and its subsidiaries located in the USA and Puerto Rico have a functional currency of the United States dollar and its subsidiaries in Canada have a functional currency of the Canadian dollar.

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

  Income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; in which case income and expenses are translated at the rate on the dates of the transaction; and

  All resulting exchange differences are recognized directly in OCI and accumulated in the foreign currency translation reserve.

On consolidation, exchange differences arising from the transaction of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are reclassified to profit or loss on disposal.

Cash

Cash includes cash on deposit.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Intangible assets

Intangible assets can be acquired by separate purchase, as part of a business combination, by government grant, by exchange of assets and by self-creation.

Intangible assets are classified as those with finite useful lives and those with indefinite useful lives. The carrying amount of an intangible asset with a finite useful life is reduced by depreciation and impairments. Depreciation of intangible assets begins to be calculated when the asset is available for use. The adequacy of the depreciation period and the depreciation method are reviewed at least at each financial year-end. Any adjustments necessary are accounted for as a change in an accounting estimate.

Intangible assets with an indefinite useful life, or those not yet available for use, are tested for impairment at least on the statement of financial position date. These assets are not subject to amortization. The useful life is reassessed to determine whether the assets need not be treated as having finite useful life, and the effect is accounted for as a change in an accounting estimate.

Power project acquisition and development cots

The Company is in the preliminary stage of development with respect to its activities and accordingly follows the practice of capitalizing all costs related to the acquisition, environmental assessment, feasibility studies, security of property rights, financing, and initial construction as part of the intangible asset. The costs will be amortized over the terms of the Power Purchasing Agreement (the "PPA") once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to complete construction of the projects, meet its obligations under various agreements, and complete future operations and dispositions.

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

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Loan and other receivables are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and marketable securities are classified as FVTPL.

Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to its estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

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

(ii) Non-derivative financial liabilities

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's accounts payable and accrued liabilities, joint venture settlement obligation, convertible debenture and loans payable and promissory note are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss. The Company's convertible debenture derivative is measured at fair value.

(iii) Derivative financial instruments

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

Investment property held for development - Sage Ranch

An investment property is an immovable property held by the Company to earn rentals or for capital appreciation, or both, rather than for use in the production or supply of goods and services or for administrative purposes, or for sale in the ordinary course of business. Investment properties include income properties, properties under development and land held for future development.

Properties under development are measured at cost. Capitalized costs for land under development and sale includes property taxes, land appraisals, engineering and architect fees, development fees and other general and administrative expenses costs relating to the development of the property. The Company begins capitalizing costs once the property title is obtained until the property is developed to a point of lease or sale. Such capitalized costs also include borrowing costs that are directly attributable to the property concerned. The Company begins capitalizing borrowing costs when it incurs expenditures for the properties in question and when it undertakes activities that are necessary to prepare these properties for their intended use.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Prior to its disposal, the carrying value of the investment property is adjusted to reflect its fair value. This adjustment shall be recorded as a fair value gain or loss. Any remaining gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Impairment of long-lived assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required - when intangible assets are not yet available for use, the Company estimates the asset's recoverable amount.

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

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

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

Share-based payments

The Company accounts for share-based payment expense using the Black-Scholes option pricing model. Accordingly, the fair value of the options at the date of grant is accrued with a corresponding credit to share-based payment reserves, and charged to earnings over the vesting period. If and when the stock options are exercised, the applicable amounts of equity compensation reserve are transferred to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the stock-based compensation. Otherwise, stock-based compensation is measured at the fair value of the goods or services received.

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

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

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

Convertible debentures

The Company has issued convertible debentures which, on conversion, must be satisfied entirely in common shares of the Company.

The Company reviews the terms of its convertible debentures to determine whether there are embedded derivatives, including the embedded conversion option that is required to be separated and accounted for as individual derivative financial instrument or equity component.

The debenture host contracts are subsequently recorded at amortized cost at each reporting date, using the effective interest method. The embedded derivatives are subsequently recorded at fair value at each reporting date, with changes in fair value recognized in profit (loss).

The Company presents its embedded derivative liability and related debenture host contracts as separate instruments on the statement of financial position.

New accounting pronouncements

IAS 1 Presentation of Financial Statements

As at January 1, 2023, the Company adopted amendments made to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements in which guidance and examples are provided to help entities apply materiality judgments to accounting policy disclosures. The adoption of this amendment did not have a material impact on the audited consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

As at January 1, 2023, the Company adopted amendments made to International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") which introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The adoption of this amendment did not have a material impact on the audited consolidated financial statements.

IAS 12 Income taxes

As at January 1, 2023, the Company adopted amendments made to International Accounting Standard 12 Income Taxes ("IAS 12"). IAS 12 was amended so that it no longer applies to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this amendment did not have a material impact on the audited consolidated financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

IAS 1 Presentation of Financial Statements

As at January 1, 2023, the Company early adopted amendments made to IAS 1, Classification of Liabilities as Current or Non-Current, which provides a more rigorous approach to the classification of liabilities as current or non-current based on the contractual arrangements in place at the reporting date. The amendment introduces a definition of 'settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The adoption of this amendment resulted in certain convertible debentures, and related convertible debenture derivatives, being classified as current liabilities because the company does not have the contractual right to defer settlement for at least twelve months from the reporting date.

New accounting pronouncements not yet effective

There are no new accounting pronouncements not yet effective which are expected to have a material impact on the consolidated financial statements.

4 Material accounting estimates and judgments

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

Key areas of judgment

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

Going concern of operations

These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

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

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

5 Loan Receivable

	December 31, 2023	December 31, 2022
Opening balance	$644,990	$1,833,979
Funds received, net of advances granted	(467,976)	67,124
Shares for debt	-	(1,290,000)
Interest receivable	29,933	33,887
Ending receivable balance - classified as current	$206,947	$644,990

As at December 31, 2023, the Company had a loan receivable of $206,947 (December 31, 2022 - $644,990) from Captiva Verde Wellness Corp. ("Captiva") which represents a non-arm's length transaction as the CEO of the Company, Jeffrey Ciachurski, is also the CEO of Captiva and the CEO of the Company, Anthony Balic, is also the CFO of Captiva and the CFO of the Company.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share resulting in a gain on settlement of loan receivable of $774,000 (Note 7).

On April 20, 2022, the Company entered into a promissory note with Captiva for $775,000, the remainder of the receivable, and accruing interest at the rate of 8% per annum for a term of 24 months. The promissory note matures on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions. As at December 31, 2023, interest income of $29,933 (December 31, 2022 - $33,887) has been accrued.

6 Sage Ranch

	December 31, 2023	December 31, 2022
Opening balance	$5,456,419	$1,851,487
Land appraisal & related fees	1,638,531	1,503,239
Captiva Joint Venture Settlement	3,811,504	-
Accretion	185,587	-
Water rights	1,376,556	1,975,455
Unrealized foreign exchange	(135,427)	126,238
	$12,333,170	$5,456,419

On September 27, 2011, the Company acquired property in Tehachapi, California (the "Sage Ranch Project" or "Tehachapi Property") with the intent to develop a residential subdivision. The Company applies the cost model for its investment property and has recorded $nil depreciation as the project is still under development.

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch Project to Captiva, which represents a non-arm's length transaction. The Company received 10,687,500 common shares of Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the Sale Agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. The present value of $3,811,504 of these future payments was discounted at a rate of 13.43% and $185,587 of accretion has been accrued to the project during the year ended December 31, 2023 (Note 12).

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP").

During the year ended December 31, 2023, the Company entered into an option agreement to purchase up to 115 acre-feet of water rights at USD $29,260 per acre-feet and as part of the agreement paid a $1,376,556 non-refundable deposit. During the year ended December 31, 2023, the Company has not purchased any water rights under this option agreements. During the year ended December 31, 2022, the Company acquired water rights for the Sage Ranch Project by way of a debt settlement agreement. The debt of US$1,000,000 was settled in exchange of 925,926 units of the Company with an estimated fair value of $1,975,455.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 until December 13, 2025 (Note 13).

The fair value of the development project as a whole is not possible to reliably estimate as of yet, given we have not yet received all necessary permits or begun construction.

7 Marketable securities and investment in associate

	December 31, 2022 Fair value	Acquired	Disposed	FX Adjusted	December 31, 2023 Fair value
Green Matters	$1,819,800	$-	$-	$(34,290)	$1,785,510
Total	$1,819,800	$-	$-	$(34,290)	$1,785,510

	December 31, 2021 Fair value	Acquired	Disposed	Gain/(Loss)	December 31, 2022 Fair value
Captiva	$454,219	$-	$(855,000)	$400,781	$-
Green Matters	-	1,819,800	-	-	1,819,800
Total	$454,219	$1,819,800	$(855,000)	$400,781	$1,819,800

During the year ended December 31, 2022, the Company received 900,000 shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. The shares were received as payment for consulting services provided by the Company which was valued at USD $1.50 per share for a total of $1,819,800. As at December 31, 2023, the Green Matters shares were valued at USD $1.50 per share.

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

Investment in associate	December 31, 2023	December 31, 2022
Opening balance	$-	$-
Transition from marketable security to equity method	-	855,000
Shares for debt transaction	-	2,064,000
Equity pick-up	-	(102,756)
Disposition	-	(2,816,244)
	$-	$-

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

8 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2021	$4,578,754	$1,584,750	$6,163,504
Additions	424,420	-	424,420
Unrealized foreign exchange	305,375	108,250	413,625
December 31, 2022	$5,308,549	$1,693,000	$7,001,549
Additions	342,323	-	342,323
Unrealized foreign exchange	(128,542)	(39,750)	(168,292)
December 31, 2023	$5,522,330	$1,653,250	$7,175,580

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar One LLC ("AG Solar") with Alterra Power Corp. ("Alterra") (the "Arrangement"). The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation ("PBJL"), currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar. The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG Solar.

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project")) on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva. After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014. PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

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

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company met with PREPA representatives in 2019 and commenced negotiations.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva Project. On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva Project. The Company began the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA. As part of this process, the Company together with PREPA entered into negotiations in front of the Puerto Rico Energy Bureau ( "PREB").

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of the PREB, both parties have executed a formal settlement agreement beneficial to both parties.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

The agreement will then head to the FOMB for approval. The perfunctory technical work on interconnection with Luma Energy, LLC, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen after PREB and FOMB approval.

Land Lease Option Agreements

Included in the power project development and construction costs balance for AG Solar are costs related to land lease option payments.

The below Montalva and Lajas Farm Option Agreements provide the option to enter into a series of land leases with a term of twenty-five years and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement"). On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option"). On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project (collectively, the "Lajas Farm Option Agreements").

On various dates since execution of the land lease option agreement, the parties have executed separate amendments to extend the expiration date. During the year ending December 31, 2023, the Company made payment totalling USD$105,667 (December 31, 2022 - USD$115,775), related to extension agreements. Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024 and agreeing to make future payments totalling US$221,000.

Annual Impairment Test

As the intangible asset is not yet ready for use, management performs an annual impairment test on the statement of financial position date. The recoverable amount of the Montalva Project was determined based on a fair value less costs of disposal ("FVLCD") model utilizing a replacement cost approach.

Significant assumptions used in the determination of the recoverable amount were estimated costs to a market participant of acquiring a similarly advanced project at current market rates.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the asset, which did not result in an impairment (December 31, 2022 - $nil).

9 Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022
Accounts payable	$905,340	$1,383,706
Accrued liabilities	2,141,336	2,722,357
Accrued interest	776,293	749,684
Total accounts payable and accrued liabilities	$3,822,969	$4,855,747

During the year ended December 31, 2023, the Company recorded a gain on reversal of accounts payable of $321,115 (December 31, 2022- $1,098, December 31, 2021 - $31,329). During the year ended December 31, 2023, the Company settled $64,000 (December 31, 2022 - $17,500) in accounts payable through the issuance of units in a private placement (Note 13).

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

10 Loans payable

Shareholder loans	December 31, 2023	December 31, 2022
Principal opening balance	$460,496	$126,780
Net Addition	50,000	325,056
Unrealized foreign exchange	(10,865)	8,660
Principal ending balance	499,631	$460,496

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly and are due on demand. During the years ended December 31, 2023 and 2022, the Company received additional loans from a shareholder which are unsecured, non-interest bearing loans which are due on demand. As at December 31, 2023, total accrued interest was $213,057 (December 31, 2022 - $183,169) and was included in account payables and accrued liabilities.

Director loans	December 31, 2023	December 31, 2022
Principal opening balance	$257,742	$343,796
Repayment	-	(104,248)
Unrealized foreign exchange	(6,051)	18,194
Principal ending balance	$251,691	$257,742

The loans bear interest of between 10% and 12% per annum and are repayable on demand. During the year ended December 31, 2022, $77,198 of the principal was settled in shares issued through the private placement. As at December 31, 2023, total interest accrued was $515,790 (December 31, 2022 - $450,378) and was included in account payables and accrued liabilities. During the year ended December 31, 2023, the Company settled $nil (December 31, 2022 - $97,500) in director loans through the issuance of units in a private placement (Note 13).

Executive loans	December 31, 2023	December 31, 2022
Principal opening balance	$-	$87,186
Addition loan	60,626	-
Net repayments	(60,626)	(119,281)
Unrealized foreign exchange	-	32,095
Principal ending balance	$-	$-

As at December 31, 2023, the Company had outstanding loans from the CEO and the CEO's spouse of $nil (December 31, 2022 - $nil). The loans bore interest between 10% and 12% per annum and were due on demand. During the year ended December 31, 2023, the Company received additional loans from an executive which are unsecured. As at December 31, 2023, total interest accrued was $47,446 (December 31, 2022 - $116,147) and was included in account payables and accrued liabilities.

Promissory note	December 31, 2023	December 31, 2022
Principal opening balance	$-	$90,000
Additions	30,000
Settled by shares	-	(90,000)
Principal ending balance	$30,000	$-

During the year ended December 31, 2022, the Company settled $141,181 of the promissory note inclusive of interest in a private placement.

During the year ended December 31, 2023, the Company received a $30,000 promissory that is non-interest bearing and is due on demand.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

11 Convertible debenture

On June 30, 2023, the Company issued $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants which were valued using a Black Scholes Model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, and expiring on June 30, 2026 (Note 13).

Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219. Transaction costs, including the fair value of detachable warrants, were allocated to the liability and equity components in proportion to the allocation of gross proceeds. Accretion for the debenture for the year ended December 31, 2023 was $25,415 (2022-$nil, 2021-$nil). Interest for the debenture for the year ended December 31, 2023 was $72,586 (2022-$nil, 2021-$nil).

	December 31, 2023	December 31, 2022
Opening balance	$-	$-
Principal issued	1,000,000	-
Equity portion	(37,219)	-
Capitalized transaction costs	(17,641)	-
Detachable warrants	(185,426)	-
Accretion	25,415	-
Ending balance, classified as long-term	$785,129	$-

On December 13, 2023, the Company issued a USD$3,000,000 unsecured convertible debenture. As part of the issuance, the Company received USD $2,640,000 in cash and USD $360,000 was retained by the investor as prepaid interest. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will matures 36 months from the date of issuance on January 11, 2027. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants which have been valued using a Black Scholes model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027 (Note 13).

The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a Geometric Brownain motion model. Based on the following key weighted average inputs: annualized volatility of 65.13% per annum, risk free rate of 3.57% over the Debenture's term of three years, the USD/CAD annualized volatility of 7.28% per annum, the fair value of the derivative liability was $1,171,660 at recognition and $1,027,427at year-end. The debenture was then allocated the residual balance and transaction costs, including the detachable warrants, were allocated to the liability and embedded derivative in proportion to the allocation of gross proceeds. Transactions costs of $87,781 allocated to the embedded derivative were expensed as incurred.

Convertible Debenture	December 31, 2023	December 31, 2022
Opening balance	$-	$-
Principal issued	4,068,300	-
Capitalized transaction costs	(4,058)	-
Detachable warrants	(212,959)	-
Derivative liability	(1,171,660)	-
Accretion	87,050	-
Foreign exchange	(67,912)	-
Ending balance, classified as short-term	$2,698,761	$-

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Derivative Liability	December 31, 2023	December 31, 2022
Opening balance	$-	$-
Original valuation	1,171,660	-
Foreign exchange	(26,585)	-
Fair value adjustment	(117,648)	-
Ending balance, classified as short-term	$1,027,427	$-

12 Joint venture settlement obligation

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva to settle the outstanding joint-venture agreement on Sage Ranch between the Company and Captiva, whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. The present value of $3,811,504 of these future payments was calculated using a discount rate of 13.43% and $185,587 of accretion has been capitalized to the Sage Ranch Project as a borrowing cost during the year ended December 31, 2023 (Note 6).

	December 31, 2023	December 31, 2022
Opening balance	$-	$-
Joint-venture settlement obligation	3,811,504	-
Accretion	185,587	-
Ending balance	$3,997,091	$-
Classified as current	$698,950	$-
Classified at non-current	$3,298,141	$-

13 Share capital and reserves

a) Authorized and outstanding

As at December 31, 2023, the Company had unlimited authorized common shares without par value and 34,078,355 common issued and outstanding (December 31, 2022 - 33,474,855, December 31, 2021 - 28,992,429).

b) Share issuances

      Fiscal 2023

- On May 10, 2023, the Company closed a non-brokered private placement and issued 360,000 units at a price of $1.25 per unit for gross proceeds of $386,000 and a reduction of accounts payable of $64,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.50 until May 10, 2028. The Company incurred $7,482 in share issuance costs as part of the transaction.

- During the year, 238,500 options were exercised for gross proceeds of $379,500.

- During the year, 5,000 warrants were exercised for gross proceeds of $7,500.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Fiscal 2022

- On March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,573,750 and a reduction of accounts payable and loans payable of $205,000 (Note 10). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.35 until March 28, 2025. The Company incurred $20,221 in share issuance costs as part of the transaction.

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

- During the year ended December 31, 2022, 150,000 warrants were exercised in settlement of accounts payable and loans of $202,500.

- During the year ended December 31, 2022, the Company issued 925,926 units for water rights. Each unit consists of one common share plus one whole share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years. The fair value of the common shares issued was $1,259,259.

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

- On February 24, 2021, the Company issued 50,000 common shares with a fair value of $105,000 to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The $105,000 was recorded in consulting fees in the statement of loss and comprehensive loss.

- On April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a price of $1.24 per share. As part of the settlement, the Company recorded a loss of $52,164.

- On June 8, 2021, $17,883 of accrued interest on the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

- On July 12, 2021, $1,567 of accrued interest on the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, a principal amount of $166,284 of convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at a price of $1.50 on or prior to August 21, 2021.

- On September 14, 2021, the Company closed a non-brokered private placement and issued 878,970 units at a price of $1.65 per unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,550. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $2.00 for a period of two years. The Company incurred $14,500 in share issuance costs as part of the transaction.

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

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

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

- On February 9, 2023, the Company issued 75,000 incentive stock options to a consultant of the Company exercisable at $1.50 per share for a period of 3 years. The fair value of the share options was estimated at $40,105 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 86.36%, dividend payment during life of option was nil, risk free interest rate 3.67%, weighted average fair value per option $0.53, share price $1.08.

- On February 9, 2023, the Company issued 150,000 incentive stock options to a consultant of the Company exercisable at $1.10 per share for a period of 3 years. The fair value of the share options was estimated at $91,688 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 86.36%, dividend payment during life of option was nil, risk free interest rate 3.67%, weighted average fair value per option $0.61, share price $1.08.

- On November 15, 2023, the Company issued 1,200,000 incentive stock options to certain directors and officers of the Company exercisable at $1.10 per share for a period of 5 years. The fair value of the share options was estimated at $902,816 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years, expected stock price volatility 83.79%, dividend payment during life of option was nil, risk free interest rate 3.88%, weighted average fair value per option $0.75, share price $1.10.

- On November 30, 2023, the Company issued 200,000 incentive stock options to an officer of the Company exercisable at $1.10 per share for a period of 5 years. The fair value of the share options was estimated at $141,581 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years, expected stock price volatility 83.80%, dividend payment during life of option was nil, risk free interest rate 3.64%, weighted average fair value per option $0.71, share price $1.05.

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

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

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

- Total stock options granted during the year ended December 31, 2023 were 1,625,000 (December 31, 2022 - 1,250,000, December 31, 2021 - 730,000). Total share-based payment expense recognized for the fair value of share options granted and vested during the year ended December 31, 2023 was $1,176,190 (2022 - $954,465, 2021 - $990,448).

A summary of stock option information as at December 31, 2023, December 31, 2022 and December 31, 2021 is as follows:

	December 31, 2023		December 31, 2022
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,710,000	$1.35	2,330,500	$1.34
Granted	1,625,000	1.12	1,250,000	1.29
Exercised	(238,500)	1.43	(770,500)	1.24
Expired	(705,000)	1.47	(100,000)	1.38
Outstanding - end of year	3,391,500	$1.21	2,710,000	$1.35

	December 31, 2021
	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,050,000	$1.20
Granted	730,000	1.67
Exercised	(449,500)	1.20
Expired	-	-
Outstanding - end of year	2,330,500	$1.34

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at December 31, 2023:

Number of options outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
250,000*	$1.00	0.28
66,500**	2.00	0.05
350,000	1.35	0.52
500,000	1.25	1.07
100,000	1.15	1.48
500,000	1.35	1.78
75,000	1.50	2.11
150,000*	1.10	2.11
1,200,000***	1.10	4.88
200,000	1.10	4.92
3,391,500	$1.21	2.70

* these options were exercised subsequent to year end

** these options expired unexercised subsequent to year end

*** 63,000 options were exercised subsequent to year end

d) Warrants

Fiscal 2023

- On May 10, 2023, the Company issued 360,000 warrants as part of a private placement. Each warrant entitles the holder to acquire one additional share at a price of $1.50 until May 10, 2028. The fair value of the warrants at the date of grant was estimated at $184,998 using the proportionate allocation method. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 5 year expected life; 100.18% volatility; risk-free interest rate of 2.99%; and a dividend yield of 0%.

- On June 30, 2023, as part of the terms of the convertible debenture offering, the Company issued 460,000 detachable warrants, with each warrant entitling the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, for a period expiring on June 30, 2026.The fair value of these warrants at the date of grant was estimated at $185,426 using a black-scholes calculation. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 68.58% volatility; risk-free interest rate of 4.21%; and a dividend yield of 0%.

- On December 13, 2023, as part of the terms of the convertible debenture offering, the Company agreed to issue 900,000 detachable warrants, with each warrant entitling the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027. The fair value of these warrants at the date of grant was estimated at $299,099 using a black-scholes calculation. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 67.30% volatility; risk-free interest rate of 3.79%; and a dividend yield of 0%. These warrants were issued on January 11, 2024.

Fiscal 2022

- On March 28, 2022, the Company issued 2,059,000 warrants as part of a private placement. Each warrant entitles the holder to acquire one additional share at a price of $1.35 until March 28, 2025. The fair value of these warrants at the date of grant was estimated at $938,886 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 92.23% volatility; risk-free interest rate of 2.37%; and a dividend yield of 0%.

- On November 29, 2022, the Company issued 577,000 warrants as part of a private placement. Each warrant is convertible into one common share at a price of $1.50 per share until November 29, 2025. The fair value of these warrants at the date of grant was estimated at $285,709 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 89.57% volatility; risk-free interest rate of 3.95%; and a dividend yield of 0%.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

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

Fiscal 2021

- On January 27, 2021, the Company issued 250,000 warrants as part of a private placement. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023. The fair value of these warrants at the date of grant was estimated at $205,761 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 year expected life; 105.96% volatility; risk-free interest rate of 0.16%; and a dividend yield of 0%.

- On June 8, 2021, $17,883 of accrued interest on the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $1,291 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.2 years expected average life; 87.09% volatility; risk-free interest rate of 0.32%; and a dividend yield of 0%.

- On July 12, 2021, $1,567 of accrued interest on the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, a principal amount of $166,284 of convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $16,984 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.1 years expected average life; 88.05% volatility; risk-free interest rate of 0.43%; and a dividend yield of 0%.

- On September 14, 2021, the Company issued 878,970 warrants as part of the private placement. Each warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $2.00 for a period of two years.

The fair value of these warrants at the date of grant was estimated at $448,604 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 103.17% volatility; risk-free interest rate of 0.41%; and a dividend yield of 0%.

- On November 8, 2021, the Company issued 300,000 warrants as part of private placement. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years. The fair value of these warrants at the date of grant was estimated at $144,229 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 102.79% volatility; risk-free interest rate of 0.95%; and a dividend yield of 0%.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of warrants outstanding as at:

	December 31, 2023		December 31, 2022
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	5,371,896	$1.49	2,059,470	$1.62
Granted	820,000	1.39	3,561,926	1.40
Exercised	(5,000)	1.50	(150,000)	1.35
Expired	(1,428,970)	2.03	(99,500)	1.62
Outstanding - end of year	4,757,926	$1.31	5,371,896	$1.49

900,000 warrants were approved in connection with the convertible debentures issued on December 13, 2023 (note 11) but were ultimately not issued until January 11, 2024 and are excluded from the table above

	December 31, 2021
	Number of shares	Weighted average exercise price
Outstanding - beginning of year	1,624,293	$1.18
Granted	1,501,985	2.01
Exercised	(865,458)	1.51
Expired	(201,350)	1.50
Outstanding - end of year	2,059,470	$1.62

Outstanding warrants	Expiry Date	Exercise price
11,000*	April 24, 2024	$0.55
520,000*	April 24, 2024	$0.55
1,909,000**	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
355,000	May 3, 2028	$1.50
460,000	June 30, 2026	$1.30
4,757,926

*these warrants were exercised subsequent to year end

** 100,000 of these warrants were exercised subsequent to year end

e) Convertible equity reserve

	December 31, 2023	December 31, 2022	December 31, 2021
Opening balance	$-	$-	$-
Equity reserve related to convertible debenture (note 11)	37,219	-	-
Ending balance	$37,219	$-	$-

On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

14 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		December 31, 2023	December 31, 2022
	Fair Value Hierarchy	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	47,098	24,950
Marketable securities	Level 2	1,785,510	1,819,800
Financial liabilities
Other financial liabilities
Convertible debenture derivative	Level 3	1,027,427	-

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data. See Note 11 for details on inputs utilized in the valuation.

The Company did not move any instruments between levels of the fair value hierarchy during the years ended December 31, 2023, 2022, and 2021.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

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

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$3,822,969	$-	$3,822,969
Loan payables and promissory notes	781,322	-	781,322
Joint venture settlement obligation	698,950	3,298,141	3,997,091
Convertible debenture	-	3,483,890	3,483,890
Convertible debenture derivative	-	1,027,427	1,027,427
Total	$5,303,241	$7,809,458	$13,112,699

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

The Company's financial assets and liabilities as at December 31, 2023 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$14,936	$32,162	$47,098
Other receivables	3,476	-	3,476
Related company loan receivable	206,947	-	206,947
Marketable securities	-	1,785,510	1,785,510
	225,359	1,817,672	2,043,031
Financial liabilities
Accounts payable and accrued liabilities	$(285,915)	$(3,537,054)	$(3,822,969)
Loan payable	(30,000)	(751,322)	(781,322)
Joint venture settlement obligation	(3,997,091)	-	(3,997,091)
Convertible debenture	(785,129)	(2,698,761)	(3,483,890)
Convertible debenture derivative	-	(1,027,427)	(1,027,427)
Net financial liabilities	$(4,872,776)	$(6,196,892)	$(11,069,668)

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

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2023, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $619,689 (December 31, 2022 - $349,957). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

15  Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in convertible debentures, short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the year ended December 31, 2023, there has been no change in the Company's management of capital policies.

16 Segment disclosures

The Company operations are conducted in three reportable segments: real estate development in the United States (“Real Estate”), solar energy projects in Puerto Rico (“Solar Energy”) and corporate headquarters located in Canada (“Corporate”). The Company reports information about its operating segments  based on the manner in which the Company's chief decision maker views and evaluates the Company's business.

As the Company capitalizes all directly attributable costs related to its Real Estate and Solar Energy segments in accordance with the accounting policy for investment properties and intangibles assets, all material items of profit and loss are attributable to the Corporate segment.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

	As at December 31, 2023				As at December 31, 2022
	Real Estate	Solar Energy	Corporate	Total	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	12,333,170	7,175,580	2,602,101	22,110,851	5,456,419	7,001,549	2,595,162	15,053,130
Net additions to non-current, non-financial assets	6,876,751	174,031	-	7,050,782	3,604,932	838,045	-	4,442,977
Total liabilities	4,549,674	12,854	8,550,171	13,112,699	667,536	169,713	4,736,736	5,573,985
Loss
Interest expense	(1,398)	-	(208,637)	(210,035)	(1,720)	-	(32,410)	(34,130)
Interest income	-	-	29,333	29,333	-	-	1,098	1,098
Loss	(105,015)	(8,484)	(2,514,749)	(2,628,248)	(66,996)	(15,078)	(2,681,060)	(2,763,134)

	As at December 31, 2021
	Real Estate	Renewable Energy	Corporate	Total
Assets	$	$	$	$
Total assets	1,851,487	6,163,504	2,421,186	10,436,177
Additions to non-current, non-financial assets	1,149,504	463,668	-	1,613,172
Total liabilities	669,260	73,317	5,441,255	6,183,832
Loss
Interest expense	(1,873)	-	(53,627)	(55,500)
Loss	(294,282)	(2,063)	(9,028,881)	(9,325,226)

Entity wide disclosures

Information about geographical areas:

	Canada	California	Puerto Rico	Total
As at December 31, 2023
Non-current assets	$51,192	$12,333,170	$7,175,580	$19,559,942
As at December 31, 2022
Non-current assets	$677,019	$5,456,419	$7,001,549	$13,124,987
As at December 31, 2021
Non-current assets	$601,822	$1,851,487	$6,163,504	$8,616,813

17 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the year ended December 31:

	2023	2022	2021
Consulting and management fees	$657,390	$694,716	$3,006,160
Share-based compensation expense	1,044,397	-	-
Total	$1,701,787	$694,716	$3,006,160

During the year ended December 31, 2023, the President of the Company charged the Company $179,514 (December 31, 2022 - $170,841, December 31, 2021 - $114,499) related to services. As at December 31, 2023, included in accounts payable are fees, bonus and expenses due to the President of the Company of $577,511 (December 31, 2022 - $491,231).

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

During the year ended December 31, 2023, a Company controlled by the CFO of the Company charged the Company $140,429 (2022 - $185,600, 2021 - $80,000) related to services.

During the year ended December 31, 2023, the Chief Executive Officer of the Company charged the Company $337,448 (2022 - $324,753, 2021 - $131,161) related to services.

During the year ended December 31, 2023, related party loan interest of US $68,961 (December 31, 2022 - US $63,341) was capitalized to power project acquisition and development costs. (Note 8).

As at December 31, 2023, the Company had a receivable of $206,947 (December 31, 2022 - $644,990) from Captiva and during the year ended December 31, 2023 entered into an agreement with Captiva whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. (Note 5,6 and 12) .

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project. The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at December 31, 2023, USD $1,489,211 (December 31, 2022, USD $1,993,652) remained accrued, and USD $504,441 (December 31, 2022 - USD $621,348) was paid.

As at December 31, 2023, the Company had $289,095 (December 31, 2022 - $43,169) in accounts payable to related parties.

18 Commitments and contingencies

As at December 31, 2023, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$616,300	$-	$616,300

i) The Company entered into four separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024, and agreeing to make future payments totalling US$221,000.

ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company. The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) On March 30, 2022, the Company executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch Project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3 -year) warrants exercisable at $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the Company choses another lender. On October 20, 2023, the Company and Voya extended the $40 million Mandate Agreement.

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the Company will make a one-time payment of US $250,000 to the President of the Company. In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

v) The Company is a party to a lawsuit with a former contractor. Both parties have filed complaints seeking damages and the outcome is uncertain at this time.

19 Income taxes

A reconciliation of the (provision) recovery for income taxes is as follows:

	Year ended December 31,
	2023	2022	2021
Loss before income taxes	$(2,628,248)	$(2,763,134)	$(9,325,226)
Statutory tax rate	27%	27%	27%
Recovery of income tax taxes based on combined federal and provincial statutory rates	(709,000)	(746,000)	(2,518,000)
Change in statutory, foreign tax, foreign exchange rates and other	15,000	(24,000)	20,000
Permanent differences	347,000	610,000	620,000
Share issue cost	(2,000)	(7,000)	(8,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	12,000	14,000	31,000
Changes in unrecognized deductible differences	337,000	153,000	1,855,000
Total income tax expense (recovery)	$-	$-	$-

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2023	2022	2021
Deferred tax assets
Allowable capital losses	$16,000	$16,000	$24,000
Debt with accretion	221,000	47,000	-
Marketable securities	5,000	-	83,000
Joint venture settlement obligation	50,000	-	-
Non-capital and net operating loss carry forward	3,345,000	3,237,000	3,040,000
	3,637,000	3,300,000	3,147,000
Unrecognized deferred tax assets	(3,637,000)	(3,300,000)	(3,147,000)
	-	-	-

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position as deferred tax assets are as follows:

	December 31, 2023		December 31, 2022
Temporary Differences	$	Expiry	$	Expiry
Share issue costs	60,000	2044 to 2047	60,000	2038 to 2046
Allowable capital losses	819,000	No expiry	174,000	No expiry
Marketable securities	34,000	No expiry	-	No expiry
Joint venture settlement obligation	186,000	No expiry	-	No expiry
Non-capital losses available for future periods	12,451,000	2029 to 2042	12,048,000	2029 to 2042
Canada	12,012,000	2034 to 2043	11,637,000	2029 to 2042
USA	318,000	2024 to no expiry	280,000	2023 to no expiry
USA	103,000	2024 to 2029	138,000	2023 to 2028

	December 31, 2021
Temporary Differences	$	Expiry
Share issue costs	88,000	2038 to 2042
Allowable capital losses	-	No expiry
Marketable securities	615,000	No expiry
Non-capital losses available for future periods	11,321,000	2029 to 2039
Canada	11,025,000	2029 to 2041
USA	306,000	2031 to 2041

20 Supplemental cash flow information

Supplemental cash flow information	2023	2022	2021
	$	$	$
Shares issued to reduce accounts payable	64,000	205,000	139,082
Bonus warrants issued on convertible debt	484,525	-	-
Equity portion of convertible debt	37,219	-	-
Recognition of derivative liability	1,171,660	-	-
Capitalized joint venture liability	3,997,091	-	-
Shares issued to reduce promissory note	-	90,000	-
Shares and warrants issued for water rights	-	1,975,455	-
Shares issued on convertible debt and interest conversion	-	-	19,450
Promissory note converted into shares	-	-	131,250
Accrued investment property through accounts payable	552,583	158,665	669,260
Accrued power project development costs through accounts payable	12,854	112,620	73,317
Cash interest paid	-	-	-
Taxes paid	-	-	-

Greenbriar Sustainable Living Inc. (formerly “Greenbriar Capital Corp.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(amounts expressed in Canadian dollars, except where indicated)

21 Subsequent events

- Subsequent to year end, the Company issued 631,000 common shares as a result of warrant exercises and received gross proceeds of $427,050.

- Subsequent to year end, the Company issued 463,000 common shares as a result of option exercises and received gross proceeds of $484,300