Form 20-F
period 2024-12-31
Greenbriar Sustainable Living Inc.
filed 2025-05-09
CIK 1570843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standardsas issued	Other ☐
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

We use the Canadian dollar as our reporting currency. All references to "C$" and "$" are to Canadian dollars and references to "US$" are to United States dollars.  On May 8, 2025, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0. 72459. See also Item 3, "Key Information" for more detailed currency and conversion information.

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

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company's ability to build Sage Ranch and the Montalva Solar Project, and to begin production deliveries within certain timelines; the Company's labor costs and material costs remaining consistent with the Company's current expectations; there being no material variations in the current regulatory environment; and the Company's ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

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

The Company's development of the Montalva Solar Project has not been approved by the regulatory agencies of Puerto Rico, and there is no assurance that such approval can be obtained on terms acceptable to the Company, or at all.

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement between the Company and the Puerto Rico Energy Power Authority dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau, and the Agreement was submitted for final approval by the Puerto Rico Financial Oversight and Management Board.  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board approved two projects but excluded the approval of the Montalva Solar Project. The Company submitted a new application to the Financial Oversight and Management Board to approve the Montalva Solar Project, and the Company and the Puerto Rico Energy Power Authority worked to resolve the outstanding issues before the Puerto Rico Energy Bureau. On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA; (ii) PBJL pricing that is less than or similar to the RFP Public Tranche contracts; (iii) providing four hours of 45% storage included within its base price; (iv) using the Montalva PPOA previously approved by PREPA in 2020 as the base document for final settlement; (v) PBJL covering transmission upgrades; (vi) using a project size of 80MWac (160MWdc); and (vii) providing an option for 160MWac (320MWdc) project at PREPA's sole discretion.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA was drafted and submitted to PREPA on July 1, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  PBJL is awaiting a response by PREPA to finalize the settlement PPOA.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation preformed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico, the respective terms of which have been extended to December 31, 2025.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions, we would be required to identify and lease an alternative site.  If we are unable to do so, we would be prevented from proceeding with the Montalva Solar Project.

In connection with our planned Montalva Solar Project, we have entered into four land lease option agreements in Puerto Rico (which we refer to in this registration statement as the "Montalva and Lajas Option Agreements") covering two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC.  Since entering into the Montalva and Lajas Option Agreements, we have negotiated extensions of the terms of the agreements several times.  Most recently, the Montalva and Lajas Option Agreements were to have expired on December 31, 2024, but have been extended to December 31, 2025.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions of the Montalva and Lajas Option Agreements on terms that are acceptable to us, we would have to identify an alternative site suitable for the Montalva Solar Project.  There is no assurance that we would be able to identify an alternative site, or that we would be able to lease any site that we do identify on terms that are acceptable to us.  In either case, we would be prevented from proceeding with the Montalva Solar Project.

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

Jeffrey Ciachurski, our Company's chief executive officer, is also the chief executive officer of Captiva Verde Wellness Corp., a Canadian public company listed on the Canadian Securities Exchange which is party to a former joint venture with our Company that has recently been settled in relation to the Sage Ranch Real Estate Project, As part of the settlement of the joint venture, we will pay Captiva Verde Wellness Corp. the outstanding $5,591,588 in expenditures that Captiva Verde Wellness Corp. has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. During the year ended December 31, 2024, $1,000,000 of the payable was settled for issuance of 2,197,802 common shares of the Company. Once the remaining amount has been repaid, Captiva Verde Wellness Corp. will no longer have any further net profits interest in and to the Sage Ranch project. Our Company's chief financial officer, Anthony Balic, also serves as the chief financial officer of Captiva Verde Wellness Corp., and Michael Boyd serves as a director of both companies.  In accordance with applicable corporate laws, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.  In addition, a director is required to abstain from voting in respect of any matter in which the director has a conflict of interest, after disclosing such interest.  Given their involvement with Captiva Verde Wellness Corp., Messrs. Ciachurski, Balic and Boyd, may not be in a position to act impartially and in the sole best interests of the Company if a dispute were to arise between the Company and Captiva Verde Wellness Corp., whether in connection with the ongoing payments to Captiva Verde Wellness Corp. as part of the settlement of the joint venture or otherwise.  In addition, the Company's ability to resolve any such dispute could be adversely affected if any of Messrs. Ciachurski, Balic or Boyd were required to abstain from negotiations between the parties or in any Company management or board decision-making in relation thereto.

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

We expect to finance the development and construction of our existing real estate and renewable energy projects, future acquisitions and other capital expenditures with debt, possible future issuances of equity, capital recycling, and, once we achieve revenues, cash generated from our operations. Our ability to obtain debt or equity financing to fund our existing operations and future growth is dependent on, among other factors, the overall state of the capital markets (as well as local market conditions, particularly in the case of non-recourse financings), operating performance of our assets, future electricity market prices, the level of future interest rates, lenders' and investors' assessment of our credit risk, and investor appetite for investments in real estate projects and renewable energy and infrastructure assets in general. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We are an "emerging growth company" as defined in the SEC's rules and regulations, and we will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period.  For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

On November 16, 2021 Greenbriar, acting through its subsidiary Greenbriar Alberta Holdco Inc. ("Greenbriar Alberta"), executed an agreement for long-term solar energy supply with West Lake Energy Corp. ("West Lake"), a privately-owned independent Canadian oil and gas producer based in Calgary, Alberta. Under the agreement's terms Greenbriar will build, own and operate two solar energy production facilities capable of producing a total of up to 90 megawatts (MW) alternating current (AC) of solar energy, with the first solar site having a capacity for 30MW AC.  West Lake agreed to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MW AC.  During the fiscal year ended December 31, 2023, the agreement terminated as a Power Purchase Agreement was not entered into.

We are also pursuing our Montalva Solar Project, a proposed solar and battery photovoltaic renewable generating facility, to be located in municipalities of Guanica and Lajas, Puerto Rico.  However, as described in more detail below, the project has experienced delays and has been subject to ongoing disputes.

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement (the "PPOA") between the Company and the Puerto Rico Energy Power Authority ("PREPA") dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau (the "PREB") and the Montalva PPOA moved on to final approval by the Puerto Rico Financial Oversight and Management Board (the "FOMB").  On February 26, 2021, the FOMB approved two projects but excluded the approval of the Montalva Solar Project. The Company submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and the PREPA worked to resolve the outstanding issues before the PREB On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA; (ii) PBJL pricing that is less than or similar to the RFP Public Tranche contracts; (iii) providing four hours of 45% storage included within its base price; (iv) using the Montalva PPOA previously approved by PREPA in 2020 as the base document for final settlement; (v) PBJL covering transmission upgrades; (vi) using a project size of 80MWac (160MWdc); and (vii) providing an option for 160MWac (320MWdc) project at PREPA's sole discretion.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA was drafted and submitted to PREPA on July 1, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  PBJL is awaiting a response by PREPA to finalize the settlement PPOA.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation preformed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

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
Sustainable Real Estate Development Project - California
Sage Ranch Sustainable Real Estate Project
  Vacant land
  City of Tehachapi, CA, Planned Development Zoning Approval Process initiated
    Planning Commission approval of Preliminary Development Plan obtained February 11, 2019
    City Council approval of Final Master Development Plan, 995 home Tract Map and Final Environmental Report obtained September 12, 2021
    On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Phase 1 PDP. On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ.

  Seven phases planned over 4-7 year period, at rate of 143-250 homes per year
  Precise Development Plan required for each phase
    Approval of Phase 1 Precise Development Plan received on November 13, 2023
    Applications for permits required for commencement of Phase 1 construction to be made. Phase 1 construction is anticipated to begin shortly after the Company has obtained such permits, subject to any revisions made by the City to the Final EIR.

Renewable Energy - Puerto Rico
Montalva Solar Project
  Vacant leased land
  In May 2013, Greenbriar acquired PBJL Energy Company ("PBJL") which owns a 100 MW solar energy Master Power Purchase and Operation Agreement with PREPA dated December 20, 2011, as amended

  The Company is currently negotiating a revised settlement PPOA with PREPA and anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

Renewable Energy - Puerto Rico

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

On October 1, 2017, the Company entered into an agreement with Captiva Verde Wellness Corp. ("Captiva") - then known as Captiva Verde Land Corp. - to sell a 50% undivided interest in the Property.  Captiva is a Canadian public company whose common shares are listed for trading on the Canadian Securities Exchange under the symbol "PWR"; its common shares are also quoted on the OTC Pink Market under the symbol "CPIVF. The CEO of the Company, Jeffrey Ciachurski, is also the CEO of Captiva and the CFO of the Company Anthony Balic, is also the CFO of Captiva and Michael Boyd, a director of the Company, is also a director of the Captiva. On October 6, 2018, the Company completed the agreement and received 10,687,500 common shares of Captiva and $112,500 in a one-year interest-free promissory note (which has been paid) for total consideration of $1,181,250.  On August 10, 2020, the Company modified its agreement with Captiva into a joint venture whereby the Company retained sole title to the Property and Captiva would fund all development expenditures for a 50% net profits interest.

On March 30, 2022, the Company executed a US$40,000,000 mandate agreement with Voya Investment Management (Voya IM), LLC ("Voya"), the asset management business of Voya Financial, Inc., as amended by agreements dated October 3, 2023, January 8, 2024, April 2, 2024, August 30, 2024 and April 24, 2025,  for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3-year) warrants at $1.25 per share at closing, or the same amount plus a US$1,000,000 cash break-up fee if we chose another lender. On April 2, 2024, Voya furnished a letter to the Company that does not constitute a commitment to lend but sets forth certain indicative terms and conditions upon which Voya will use commercially reasonable efforts to structure and provide the proposed financing.

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva the outstanding $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. During the year ended December 31, 2024, the Company settled $1,000,000 of the Captiva payable in exchange for the issuance of 2,197,802.

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

We have filed a Precise Development Plan ("Precise Plan") for the first phase of the development.  A Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.  Approval of the Phase I Precise Plan was obtained on November 13, 2023, with the result that we may now apply for all the permits needed for construction to begin. On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals. The City and the Company have already started work to comply with the mandates of the proposed writ. Phase 1 construction is anticipated to begin shortly after the Company has obtained such permits, subject to any revisions made by the City to the Final EIR.

The Sage Ranch Project, as approved by City Council, requires no less than 446 gross acre-feet of water pumping rights. Based on historical information published by the City, the City currently has a surplus availability of 770 acre-feet of water. As of the date of this report, the Company owns or has access to an aggregate of 267 acre-feet of water rights to supply the Sage Ranch Project. The Company's adjudicated deeded water rights is equal to 76 acre-feet (or 28.5% of the aggregate 267 acre-feet available to the Company).

During the year ended December 31, 2023, the Company entered into the Original Water Rights Agreement with Ronnie Strasser, an arm's length party, to purchase up to 115 acre-feet of water rights in the Tehachapi-Cummings County Water District (the "Water Rights") at an aggregate price of US$3,364,964 (or US$29,260.56 per acre-foot) plus a non-refundable reservation fee of US$1,010,000 (the "Original Reservation Fee"). On August 30, 2024, the Company entered into the Water Rights Amendment Agreement, pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the Original Reservation Fee, subject to the expiry of such option on December 31, 2024. The option was not exercised and expired on December 31, 2024. On April 25, 2025, the Company entered into an arrangement with Ronnie Strasser to buy 115 acre-feet of adjudicated and deeded water rights for USD $1,250,000, which expires on April 25, 2027. If the purchase is not made within 120 days, the amount will escalate by $62,500 (late payment fee) and then another $62,500 for each additional 90 days thereafter until the expiry date or the agreement is mutually terminated. If the water is not purchased, the Company would owe any late payment fees accrued.

During the year ended December 31, 2023, the Company agreed to terms of an arrangement with Paul Morris, Independent Head of Sales for Sage Ranch, whereby the Company obtained an option to acquire an additional 76 acre-feet of water rights for consideration equal to US$1.077 million.

During the year ended December 31, 2022, the Company acquired 76 acre-feet of water rights for the Sage Ranch Project by way of a debt settlement agreement with TS Media LLC, an arm's length party. Pursuant to such settlement agreement, the debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 until December 13, 2025.

We are planning to complete Sage Ranch in six phases over a period of approximately six years at the rate of between 142 to 204 homes per year.

Market Orientation

The Sage Ranch Final Master Development Plan provides for 995 total dwelling units at an overall gross density of 7.2 Homes/Acre. Eight different housing prototypes will be offered for sale ranging from 5,500 square foot single-family lots with 1,650 to 2,500 square foot homes to double story apartmentsat 780 square feet.  The diversity of housing options within the community is expected to appeal to a broader demographic and broader spectrum income groups.

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

Construction

We have preliminarily retained Richard Philips Construction as our general contractor to build Sage Ranch under a verbal agreement. In due course, we will convert this to a definitive agreement.

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

The initial phase of the Montalva Solar Project would be developed under the PPOA between the Company and PREPA dated May 28, 2020. The PPOA has a 25-year term that would start on the commencement of commercial operations, with options to extend the agreement by mutual agreement for two additional five-year terms (for a total term of up to 35 years). The agreement additionally provides for increases in the power generating capacity by mutual agreement of the parties. The PPOA has been subject to litigation, and a settlement agreement with regards to the litigation has been entered into and is subject to approval of PREPA, PREB and the FOMB, as further described in Item 4A above.  The following table summarizes the key terms of the PPOA:

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

Under the terms of the Master PPOA, the Company filed its proposal for the 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and the issuance of a project specific PPOAfor the project.  In response to a request from PREPA, PBJL submitted a formal proposal to PREPA in May 2019 offering up to 165 MW AC with a larger footprint for the Montalva Solar Project.  However, due to transmission constraints identified by PREPA's consultants, the Montalva Solar Project is currently configured to deliver 80 MW AC at the point of interconnection and with a solar field design of up to 160 MW DC.

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

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA; (ii) PBJL pricing that is less than or similar to the RFP Public Tranche contracts; (iii) providing four hours of 45% storage included within its base price; (iv) using the Montalva PPOA previously approved by PREPA in 2020 as the base document for final settlement; (v) PBJL covering transmission upgrades; (vi) using a project size of 80MWac (160MWdc); and (vii) providing an option for 160MWac (320MWdc) project at PREPA's sole discretion.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA was drafted and submitted to PREPA on July 1, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  PBJL is awaiting a response by PREPA to finalize the settlement PPOA.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation preformed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements have been extended to various dates ranging from December 31, 2024 and December 31, 2025.

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

Capital Costs and Financing

Greenbriar has a dedicated team that has been developing the Montalva Solar Project since 2012.  A total of $6.4 million has been invested in developing the Montalva Solar Project through December 31, 2024, not including corporate management and overhead costs in excess of $1.0 million.

Project costs including financing costs, development fees, completion fees, O&M (operation and maintenance) reserves, spare parts and working capital will result in a total project cost of approximately $295 million.  Final project costs will be dependent on the final cost of PV panels, batteries. Inverters and other major equipment at the exact date of purchase and the construction costs.  The project cost estimate is based on prior hard bids and current estimates. The Company expects that it will raise capital for the Montalva Solar Project from the following traditional financing sources: project equity, corporate equity, tax equity, mezzanine capital, institutional debt, and bank debt.  No determination has been made on the final form of financing.  The following table is illustrative of the type of financing being considered:

• Senior Lender Term Loan $185,000,000

• Tax Equity Investor $  75,000,000

• Mezzanine Capital $  10,000,000

• Non-tax Cash Equity $  25,000,000

• Total Project Cost $295,000,000

Principal ownership of Montalva will remain with Greenbriar and will be operated by Greenbriar or its direct subsidaries.

The Montalva Projects' principal regulator is the PREB.  It is the designated regulator to resolve any conflicts between the project and PREPA.

Plan of Operations

Sage Ranch Real Estate Project

The Sage Ranch real estate project is our most advanced development project, and is being managed by Mr. Jeffrey Ciachurski, our chief executive officer. As described above, a Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.

Phase 1 is planned to comprise 144 residential units (consisting of a mix of single-family homes, townhomes, cottage homes and apartments covering a total of 227,858 square feet, or "SF").  Approval of the Phase I Precise Plan was obtained on November 14, 2023, with the result that we may now apply for all the permits needed for construction to begin. On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ. Phase 1 construction is anticipated to begin shortly after the Company has obtained such permits, subject to any revisions made by the City to the Final EIR. Grading, storm, sewer and water permits for Phase 1 are anticipated to be received by December 31, 2025.  We expect that a further two to three months will be required for the approval of permits for home construction.

The following table outlines the anticipated timeline for each of the six phases of development of the Sage Ranch real estate project:

Activity	2025	2026	2027	2028	2029	2030	2031
Pre-Construction and Permitting	►►►►
Phase 1 (227,868 SF and 144 units)		►►►►
Phase 2a and 2b (325,756 SF and 196 units)			►►►►

Phase 3 (300,266 SF and 142 units)	►►►►
Phase 4a (206,050 SF and 204 units)		►►►►
Phase 4b and 5 (365,533 SF and 183 units)			►►►►
Phase 6a and 6b (174,300 SF and 126 units)				►►►►

As described above, we are party to a joint venture with Captiva in relation to our Sage Ranch real estate project, pursuant to which Captiva had agreed to fund all development expenditures for a 50% net profits interest. We have agreed to settle our joint venture with Captiva, pursuant to which we will pay Captiva the outstanding $5,591,588 in expenditures that Captiva has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. During the year ended December 31, 2024, $1,000,000 of the payable was settled for issuance of 2,197,802 common shares of the Company. If we are unable to meet this ongoing obligation, Captiva will continue to have a further net profits interest in and to the Sage Ranch project.

Assuming that the development of the Sage Ranch real estate project is advanced in accordance with the anticipated timeline summarized above, we expect that the first sales of units will take place during the year ending December 31, 2026.  We do not expect to earn any revenues from the project before then.

Montalva Solar Project

As described above, the initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement between the Company and PREPA dated May 28, 2020. On August 7, 2020, the Company received unanimous approval from the PREB, and the Agreement was submitted for final approval by the FOMB.  On February 26, 2021, the FOMB approved two projects but excluded the approval of the Montalva Solar Project. The Company has submitted a new application to the FOMB to approve the Montalva Solar Project, and the Company and PREPA worked to resolve the outstanding issues before the PREB.  On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA; (ii) PBJL pricing that is less than or similar to the RFP Public Tranche contracts; (iii) providing four hours of 45% storage included within its base price; (iv) using the Montalva PPOA previously approved by PREPA in 2020 as the base document for final settlement; (v) PBJL covering transmission upgrades; (vi) using a project size of 80MWac (160MWdc); and (vii) providing an option for 160MWac (320MWdc) project at PREPA's sole discretion.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA was drafted and submitted to PREPA on July 1, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  PBJL is awaiting a response by PREPA to finalize the settlement PPOA.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation preformed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

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

Other than the above noted issue, we are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Annual Report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding, other than as noted above.

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

On June 22, 2023, the Company entered into an agreement with Captiva which was amended on August 21, 2023, whereby the Company will pay Captiva $5,591,588, which represents the amount that Captiva has invested into Sage Ranch, in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. During the year ended December 31, 2024, the Company settled $1,000,000 of the Captiva payable by issuing 2,197,802 common shares of the Company. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project.

Sage Ranch is being developed on the Property as a sustainable entry-level residential real estate development.  It is to be constructed under a Final Master Development Plan that emphasizes a responsible sustainable approach to the planned community.  We received final City Council approval on September 12, 2021 to build 995 homes.

The Company is planning to complete Sage Ranch in six phases over a period of approximately six years at the rate of between 142 to 204 homes per year. As described above under the heading "Sage Ranch Real Estate Project - Project Status," a Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Final Master Development Plan.  Phase 1 is planned to comprise 144 residential units (consisting of a mix of single-family homes, townhomes, cottage homes and apartments covering a total of 227,858 SF).  Approval of the Phase I Precise Plan was obtained on November 14, 2023. On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ. Phase 1 construction is anticipated to begin shortly after the Company has obtained such permits, subject to any revisions made by the City to the Final EIR.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements -have been extended to December 31, 2025.  All four option agreements comprising the Montalva and Lajas Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company's option.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as at and for the fiscal years ended December 31, 2024, 2023 and 2022, together with the notes thereto. Our financial statements included in this Annual Report were prepared in accordance with IFRS.

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

A. Operating Results

Results of Operations for the Year ended December 31, 2024 as Compared to the Year Ended December 31, 2023 and to the Year Ended December 31, 2022

The Company had a loss of $5.1 million for the year ended December 31, 2024, compared to a loss of $2.8 million in the same period in 2023 and net loss of $6.6 million in 2022. Total general and administrative expenses were lower in the current year compared to 2023 and 2022 as a result of higher consulting and management fees and professional fees netted by lower marketing and donations, general and administrative expenses and share-based payment expenses compared to prior years. Total net loss for 2024 was higher than 2023 as the Company recorded higher net loss on foreign exchange, accretion and interest expense on the additional convertible debt and promissory notes received in the year, in addition to incurring one-off items like loss on modification of joint venture settlement and loss on partial settlement of joint venture obligation. General and administrative expenses were lower in 2024 compared to 2022 as the Company incurred less marketing and donation expenses and share-based payment expense offset by higher consulting and management expenses and professional fees incurred in 2024. Total net loss was higher in 2022 compared to 2024 as even though 2024 had higher net loss on foreign exchange, accretion and interest expense on the additional convertible debt and promissory notes received in the year, in addition to incurring one-off items like loss on modification of joint venture settlement and loss on partial settlement of joint venture obligation, 2022 saw the Company incurring $5.8 million in loss on fair value adjustment on option liability and disposition of shares, netted by a $1.8 million other income which did not recur in 2024. The Company's earnings have been impacted by large one-off items over the last three years.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	$	$	$
Consulting and management fees	(806,557)	(620,682)	(515,752)
General and administrative	(310,018)	(493,930)	(478,126)
Marketing and donations	(14,883)	(61,614)	(750,043)
Professional Fees	(618,412)	(580,180)	(539,228)
Share-based payment expense	(334,534)	(1,176,190)	(954,465)
	(2,084,404)	(2,932,596)	(3,237,614)
Foreign exchange (loss) gain	(651,807)	134,068	(324,349)
Accretion expense on convertible debt	(434,341)	(112,465)	-
Accretion on joint venture settlement obligation	(552,928)	(185,587)	-
Interest expense and bank chares	(688,130)	(97,570)	(34,130)
Unrealized gain (loss) on marketable securities	(30,510)	-	400,781

Loss on modification of joint venture settlement obligation	(246,168)	-	-
Share of loss on investment in associate	-	-	(102,756)
Gain on settlement of accounts payable and accrued liabilities	5,172	321,115	1,098
Loss on shares for debt settlement	-	-	-
Gain on settlement of loans receivable	-	-	774,000
Interest income	-	29,333	33,887
Loss on disposition of shares	-	-	(2,093,851)
Loss on share settlement of joint venture settlement obligation	(538,461)	-	-
Fair value adjustment on option liability	-	-	(3,811,504)
Other income	-	-	1,819,800
Transaction costs expensed on convertible debt	-	(87,781)	-
Fair value adjustment on derivative liability	86,001	117,648	-
Loss	(5,135,576)	(2,813,835)	(6,574,638)
Other comprehensive gain (loss)	1,438,316	(380,197)	602,372
Net loss and comprehensive loss	(3,697,260)	(3,194,032)	(5,972,266)
Basic/Diluted (loss) income per share	(0.15)	(0.08)	(0.21)

B. Liquidity and Capital Resources

	Consolidated Statement of Financial Position
	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	$	$	$
Cash and cash equivalents	(54,227)	47,098	24,950
Current Assets	1,793,683	2,550,909	1,918,143
Total Assets	20,263,844	18,113,760	15,053,130
Current Liabilities	12,637,275	9,029,429	5,573,985
Total Liabilities	16,175,698	13,112,699	9,385,489

The Company had an overdraft balance of $54,227 as of December 31, 2024. Cash outflow from operating activities was $1.2 million,  compared to outflow of $2.2 million in 2023 and outflow of $2.5 million in 2022, due to change in working capital items (e.g. decrease in accounts payables), net of corporate expenses.

Cash inflow from financing activities in the current year ended December 31, 2024, was $2.1 million which is the result of the Company receiving cash for option exercises in the amount of $484,300, receiving cash for warrants exercises in the amount of $427,050, receiving net additional loans of $1,692,080, net of $220,500 in payments on the Captiva JV settlement obligation, and $264,389 repayment of loans.

Cash outflow from investing activities in the current year ended December 31, 2024, was $1.1 million as the Company capitalized the costs related to Sage Ranch and Montalva.

The Company has no history of generative revenue and has been dependent upon raising funds through issuances of debt or equity. Development of the Company's projects will require significant additional capital. The Company does not anticipate generating sufficient revenue to continue ongoing operations until Phase 1 of the Sage Ranch Project is complete. The Company has engaged Voya pursuant to the Mandate Agreement to provided up to US$40 million for the purposes of construction and development of the Sage Ranch Project; however, there is not guarantee that such financing will be completed. See "Financing Arrangements". The Company's ability to continue as a going concern is dependent on the Company's ability to raise funds.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jeffrey J. Ciachurski, British Columbia, Canada	64	Chief Executive Officer and Director	April 2, 2009
Clifford M. Webb(1)(2)(3) , California, U.S.	79	President and Director	February 18, 2013
Anthony Balic, British Columbia, Canada	42	Chief Financial Officer and Corporate Secretary	January 28, 2020
Daniel Kunz, Idaho, U.S.	72	Director and Chairman of the Board	October 30, 2013
J. Michael Boyd(1)(2)(3), Arizona, U.S.	69	Director	September 8, 2011
William Sutherland(1)(2)(3), Ontario, Canada	72	Director	August 21, 2017
Chris Harvey, New York, U.S.	62	Director	November 27, 2023

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

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors will make in fiscal 2024 with respect to its Named Executive Officers (as herein defined).

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

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Greenbriar or its subsidiaries, to each of the executive officers set out below (each, a "Named Executive Officer") and director of Greenbriar, in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officer or a director of Greenbriar for services provided and for services to be provided, directly or indirectly, to Greenbriar or its subsidiaries in the two most recently completed financial years ended December 31, 2024 and December 31, 2023.

Executive Officer and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Jeffrey J. Ciachurski	2024	$341,146	Nil	Nil	Nil	Nil	$341,146
Chief Executive Officer and Director	2023	$337,448	Nil	Nil	Nil	Nil	$337,448

Clifford M. Webb	2024	$181,773	Nil	Nil	Nil	Nil	$181,773
President and Director	2023	$179,514	Nil	Nil	Nil	Nil	$179,514

Anthony Balic	2024	$132,000	Nil	Nil	Nil	Nil	$132,000
Chief Financial Officer	2023	$140,429	Nil	Nil	Nil	Nil	$140,429

Stock Options and Other Compensation Securities

The following table sets forth details for all compensation securities granted to each of the Named Executive Officers and directors during the year ended December 31, 2024:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security underlying security at year end(1) ($)	Expiry date (m/d/y)
Jeffrey J. Ciachurski Chief Executive Officer and Director	Stock Options	137,000	11/15/2023	$1.10	$1.10	$0.70	11/15/2028

Clifford M. Webb President and Director	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.70	11/15/2028

Anthony Balic Chief Financial Officer	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.70	11/15/2028

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security underlying security at year end(1) ($)	Expiry date (m/d/y)
J. Michael Boyd	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.70	11/15/2028
Director

Daniel Kunz	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.70	11/15/2028
Director

William Sutherland	Stock Options	200,000	11/15/2023	$1.10	$1.10	$0.70	11/15/2028
Director

Chris Harvey	Stock Options	200,000	11/30/2023	$1.10	$1.05	$0.70	11/30/2028
Director

_________________________________
Notes

(1) Closing price on December 31, 2024

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

Stock Option Plan and Stock Options

Greenbriar's amended and restated Stock Option Plan, dated for reference September 14, 2012 (the "Stock Option Plan"), was most recently amended on May 16, 2022 to reflect certain amendments to the Policies of the TSXV, and last approved by Greenbriar's shareholders at the annual general meeting held on June 21, 2024. The purpose of the Stock Option Plan is to encourage ownership of the common shares of Greenbriar by persons ("Eligible Persons") who are directors, senior officers and Employees of, as well as Consultants and employees of management companies providing services to, Greenbriar. Given the competitive environment in which Greenbriar operates its business, the Stock Option Plan will assist it to attract and retain valued directors, senior officers, Employees, Consultants and employees of management companies.

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

In addition to the Stock Option Plan, the Company has established a Performance Share Plan dated effective May 6, 2021, in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  The Performance Share Plan was approved by the Company's shareholders at the Company's annual general meeting held on June 8, 2021.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares. During the year ended December 31, 2024, the Company terminated the Performance Share Plan, with no performance shares having been issued.

Pension Disclosure

Greenbriar does not have any pension, defined benefit, defined contribution or deferred compensation plan in place.

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plans which Greenbriar currently has in place is the Stock Option Plan which was approved by Greenbriar's shareholders on June 21, 2024; The following table sets forth, as at December 31, 2024, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities covered by awards granted(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2) (c)
Equity compensation plans approved by securityholders	3,237,000	$1.06	500,015
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,237,000	$1.06	500,015

_________________________________
Notes

(1) A total of 3,291,500 options are outstanding which have been granted pursuant to Greenbriar's Stock Option Plan.

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

D. Employees

We have no full-time or part-time employees, as of December 31, 2024.  However, Mr. Jeffrey Ciarchurski, Mr. Clifford Webb and Mr. Anthony Balic serve as the Company's chief executive officer, president and chief financial officer, respectively.  Each provide their respective services under consulting agreements.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The following table sets forth details for all stock options held by our officers and directors as at May 8, 2025:

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
Chief Executive Officer and Director

Warrants

As of May 8, 2025, there are no Warrants, exercisable into common shares of the Company, held by our officers and directors.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of May 9, 2025, by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jeffrey J. Ciachurski(3), Chief Executive Officer and Director	4,501,900	12.02%
J. Michael Boyd(4), Director	274,936	0.73%
Daniel Kunz(5), Director	451,900	1.21%
Clifford Webb(6), President and a director	2,416,039	6.45%
William Sutherland (7), a director	616,400	1.65%
Anthony Balic(8), Chief Financial Officer and Corporate Secretary	350,000	0.93%
Chris Harvey(9), Director	218,000	0.58%
Directors and Executive Officers as a Group (Seven Persons)	8,829,175	23.57%
Other 5% or more Shareholders:

_________________________________
Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on May 8, 2025.

(2) The percentage is calculated based on 37,463,538 common shares that were outstanding as of May 9, 2025.

(3) Shares beneficially owned consists of (i) 2,649,600 Common Shares held directly by Mr. Ciachurski, (ii) 1,715,300 Common Shares held of record by Mr. Ciachurski's wife and (iii) stock options to purchase 137,000 Common Shares which have vested.

(4) Shares beneficially owned consists of (i) 74,936 Common Shares held directly by Mr. Boyd and (ii) stock options to purchase 200,000 Common Shares which have vested.

(5) Shares beneficially owned consists of (i) 251,900 Common Shares held directly by Mr. Kunz, and (ii) stock options to purchase 200,000 Common Shares which have vested.

(6) Shares beneficially owned consists of (i) 2,216,039 Common Shares held directly by Mr. Webb, and (ii) 200,000 Common Shares issuable upon the exercise of warrants registered directly to Mr. Webb.

(7) Shares beneficially owned consists of (i) 345,000 Common Shares held directly by Mr. Sutherland and (ii) stock options to purchase 200,000 Common Shares which have vested.

(8) Shares beneficially owned consists of 150,000 Common Shares held directly by Mr. Balic and (ii) stock options to purchase 200,000 Common Shares which have vested.

(9) Shares beneficially owned consists of (i) 18,000 Common Shares held directly by Mr. Harvey, and (ii) stock options to purchase 200,000 Common Shares which have vested.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at May 8, 2025 there were 29 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9.

B. Related Party Transactions

As at May 8, 2025, the Company had $2,852,888 (December 31, 2024 - $2,698,000; December 31, 2023 - $2,258,825; December 31, 2022 - $2,743,252) in accounts payable and accrued liabilities to related parties. During the year ended December 31, 2024, related party loans totaled USD $190,300 (December 31, 2023 - USD $190,300, December 31, 2022 - USD $190,300)

Clifford M. Webb

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

During the year ended December 31, 2024, the President of the Company charged the Company $181,773 (December 31, 2023 - $179,514, December 31, 2022 -$170,841) related to services. As at December 31, 2024, included in accounts payable are fees, loan, bonus and expenses due to the President of the Company of $715,216 (December 31, 2023 - $577,511, December 31, 2022 - $491,231).

Anthony Balic

During the year ended December 31, 2024, a Company controlled by Anthony Balic, the Company's CFO, charged the Company $132,000 (2023 - $140,429, 2022 -$185,600) related to services.

Michael Boyd

During the year ended December 31, 2024, consulting fees of $nil were paid to a director (2023 - $nil; 2022 - $13,716) related to services.

Jeff Ciachurski

During the year ended December 31, 2024, the Chief Executive Officer of the Company charged the Company $341,146 (2023 - $337,448, 2022 -$324,753,) related to services.

Captiva Verde Wellness Corp.

As at December 31, 2024, the Company had a receivable of $nil (December 31, 2023 - $206,947, December 31, 2022 - $644,990) from Captiva, which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matures on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at December 31, 2024, interest income of $nil (December 31, 2023 - $29,933, December 31, 2022 - $33,887) has been accrued. During the year ended December 31, 2024, the Company and Captiva agreed to net the Company's receivable of $206,947 from Captiva against the joint venture settlement obligation.

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. On December 30, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares of the Company and recorded loss of $538,461 on settlement in the statement of loss and comprehensive loss. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the year ended December 31, 2024, the Company has made payments of $220,500 related to this obligation in addition to the $206,947 receivable which was netted against the obligation.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements as at December 31, 2024, 2023 and January 1, 2023 and for the years ended December 31, 2024, 2023 and 2022 are attached hereto and found immediately following the text of this Annual Report, beginning on page F-1. The financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Davidson & Company LLP.

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

B. Significant Changes

During the year ended December 31, 2024, the Company reassessed the accounting treatment of the Company's option and joint venture agreement with Captiva Verder Wellness Corp. ("Captiva"), including the settlement agreement related thereto (collectively, the "Option Transaction"), where Captiva was in default of its funding obligations under the Option and Joint Venture Agreement and the Company agreed to repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. The Company has determined that the Option was a financial instrument and should have been classified as a financial liability at fair value through profit or loss and would be recorded at fair value at inception and at fair value at each reporting period with the changes in value going through profit or loss.

The Company has determined:

- The fair value of the Option liability as at January 1, 2023 was $3,811,504 which is the cumulative impact on the statement of loss and comprehensive loss as at December 31, 2022;

- The fair value of the Option liability did not fluctuate between December 31, 2022 and settlement of the obligation as of August 21, 2023;

- Accretion expenses of approximately $185,587 for the year ended December 31, 2023 would be recorded in the statement of loss and comprehensive loss as opposed to the being capitalized as part of Sage Ranch.

- The restatement had no impact on total operating, investing, or financing cash flows for the years ended December 31, 2023, and 2022.

Statement of Loss and Comprehensive Loss	As stated December 31, 2022	Adjustment	As amended December 31, 2022

Fair value adjustment on option liability	-	(3,811,504)	(3,811,504)
Loss	(2,763,134)	(3,811,504)	(6,574,638)
Other comprehensive gain ("OCI")
Cumulative translation adjustment	602,372	-	602,372
Total comprehensive loss	$(2,160,762)	-	$(5,972,266)
Loss per share-basic and diluted	$(0.09)	$(0.12)	$(0.21)

Statement of Financial Position	As stated December 31, 2022	Adjustment	As amended December 31, 2022
Non-current liabilities
Option Liability	-	3,811,504	3,811,504
Total liabilities	5,573,985	3,811,504	9,385,489
Shareholders' equity
Share capital	25,490,912	-	25,490,912
Reserves	7,797,368	-	7,797,368
Accumulated other comprehensive income	1,033,389	-	1,033,389
Deficit	(24,842,524)	(3,811,504)	(28,654,028)
Total shareholders' equity	9,479,145	-	5,667,641
Total liabilities and shareholders' equity	$15,053,130	-	$15,053,130

Statement of Financial Position	As stated December 31, 2023	Adjustment	As amended December 31, 2023
Non-current assets
Deposits and prepaid expenses - long term	51,192	-	51,192
Sage Ranch	12,333,170	(3,997,091)	8,336,079
Power project acquisition and development costs	7,175,580	-	7,175,580
Total assets	$22,110,851	(3,997,091)	$18,113,760
Shareholders' equity
Share capital	26,410,615	-	26,410,615
Reserves	9,405,117	-	9,405,117
Accumulated other comprehensive income	653,192	-	653,192
Deficit	(27,470,772)	(3,997,091)	(31,467,863)
Total shareholders' equity	8,998,152	(3,997,091)	5,001,061
Total liabilities and shareholders' equity	$22,110,851	-	$18,113,760

Statement of Loss and Comprehensive Loss	Year ended December 31, 2023 as stated	Adjustment	Year ended December 31, 2023 as amended
Accretion of joint venture settlement obligation	-	(185,587)	(185,587)
Loss	(2,628,248)	(185,587)	(2,813,835)
Other comprehensive income (loss)
Cumulative translation adjustment	(380,197)	-	(380,197)
Total comprehensive loss	$(3,008,445)	$(185,587)	$(3,194,032)

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

In the case of a direct acquisition by a WTO investor that is not a state-owned enterprise, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2025, this amount is $1.386 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $2.079 billion for 2024); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the following are our only material agreements (the "Material Contracts"):

• Option and Joint Venture Agreement dated August 10, 2020 between Greenbriar Capital (U.S.) LLC ("Greenbriar U.S."), as optionor, and Captiva, as optionee, whereby Captiva has been granted an option to earn a 50% net profits interest in the Property comprising the Sage Ranch Project in Tehachapi, California.  Pursuant to the Option and Joint Venture Agreement, Captiva agreed to: (a) pay the sum of C$2,250,000 to Greenbriar U.S.; and (b) fully fund the permitting and development of the Property.  Five percent of the amount payable by Captiva to Greenbriar U.S. under the Option and Joint Venture Agreement was originally evidenced by a one-year interest-free promissory note, which has been paid; the balance was paid by the issuance by Captiva to Greenbriar U.S. of 10,687,500 fully-paid and non-assessable common shares in the capital of Captiva.

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

At December 31, 2024	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Overdraft	$54,227	$-	$-	$54,227
Accounts payable and accrued liabilities	4,986,099	-	-	4,986,099
Loan payables and promissory notes	2,563,145	-	-	2,563,145
Joint venture settlement obligation	669,449	1,397,897	1,301,394	3,368,740
Convertible debenture	-	-	4,177,684	4,177,684
Convertible debenture derivative	-	1,025,803	-	1,025,803
	$8,272,920	$2,423,700	$5,479,078	$16,175,698

At December 31, 2023	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$3,822,969	$-	$3,822,969
Loan payables and promissory notes	781,322	-	781,322
Joint venture settlement obligation	698,950	3,298,141	3,997,091
Convertible debenture	-	3,483,890	3,483,890
Convertible debenture derivative	-	1,027,427	1,027,427
	$5,303,241	$7,809,458	$13,112,699

At December 31, 2022	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,855,747	$-	$4,855,747
Loan payables	718,238	-	718,238
	$5,573,985	$-	$5,573,985

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

The Company's financial assets and liabilities as at December 31, 2024 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
	$	$	$
Other receivables	7,747	-	7,747
Marketable securities	-	1,755,000	1,755,000
	7,747	1,755,000	1,762,747
Financial Liabilities
Other financial liabilities
Overdraft	1,855	(56,082)	(54,227)
Accounts payable and accrued liabilities	(1,173,407)	(3,812,692)	(4,986,099)
Loan payable and promissory notes	(580,000)	(1,983,145)	(2,563,145)
Joint venture settlement obligation	(3,368,740)	-	(3,368,740)
Convertible debenture	(839,132)	(3,338,552)	(4,177,684)
Convertible debenture derivative	-	(1,025,803)	(1,025,803)
Net Financial Liabilities	(5,951,677)	(8,461,274)	(14,412,951)

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

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		December 31, 2024	December 31, 2023	December 31, 2022
Financial Assets	Fair Value Hierarchy Level	Fair Value $	Fair Value $	Fair Value $
Fair value through profit and loss ("FVTPL")
Cash	Level 1	-	47,098	24,950
Marketable securities - Private	Level 2	1,755,000	1,785,510	1,819,800
Financial Liabilities
Other financial liabilities
Overdraft	Level 3	54,227	-	-
Convertible debenture derivative	Level 3	1,025,803	1,027,427	-
Option liability	Level 3	-	-	3,811,504

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

• Level 1 - quoted prices in active markets for identical securities

• Level 2 - significant observable inputs other than quoted prices included in Level 1

• Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy in 2024 or during the years ended December 31, 2023 and December 31, 2022.

Option liability and convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data.

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

During the year ended December 31, 2024, a material weakness in internal controls over financial reporting was identified regarding management's review and assessment of the accounting impact of complex transactions. This control weakness resulted in a restatement of prior year financial statements. The Company plans to implement procedures to remediate this weakness. Management and the Board of Directors work to mitigate the risk of material misstatement; however, we do not have reasonable assurance that this risk can be reduced to a remote likelihood of a material misstatement.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2024. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that, other than the material weakness described above, our internal control over financial reporting was effective as at December 31, 2024.

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

D. Changes in Internal Control Over Financial Reporting

During the period ended December 31, 2024, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by Davidson & Company LLP for the fiscal years ended December 31, 2024 and 2023:

	Year Ended December 31
	2024	2023
Audit Fees:	$125,000	$125,000
Audit Related Fees:	6,000	Nil
Tax Fees:	Nil	Nil
Total:	$131,000	$125,000

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

• Audited consolidated statements of financial position of the Company as at December 31, 2024, 2023 and January 1, 2024, and the audited consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2024, 2023 and 2022, and notes to the audited consolidated financial statements, including a summary of significant accounting policies.

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

GREENBRIAR SUSTAINABLE LIVING INC.

	By:	/s/ Jeff Ciachurski
Dated: May 8, 2025		Jeff Ciachurski
Chief Executive Officer

Greenbriar Sustainable Living Inc.

Consolidated Financial Statements

Years Ended December 31, 2024, 2023 and 2022

(amounts expressed in Canadian dollars, except where indicated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Greenbriar Sustainable Living Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbriar Sustainable Living Inc. (the "Company"), as of December 31, 2024, 2023, and January 1, 2023 and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2024, 2023, and 2022, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023, and January 1, 2023 and the results of its operations and its cash flows for the years ended December 31, 2024, 2023, and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Restatement

As discussed in Note 21 to the consolidated financial statements, the 2023 and 2022 consolidated financial statements have been restated to correct a misstatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a loss of $5,135,576 for the year ended December 31, 2024. As at December 31, 2024, the Company had an accumulated deficit of $36,603,439 and a working capital deficiency of $10,843,592. To date, the Company has no history of earning revenues. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
PCAOB ID# 731
April 30, 2025

Greenbriar Sustainable Living Inc.
Consolidated Statements of Financial Position
For the years ended December 31, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	Note	As at December 31, 2024	As at December 31, 2023 (note 21)	As at January 1, 2023 (note 21)
Assets
Current assets
Cash		$-	$47,098	$24,950
Deposits and prepaid expenses - short term		30,936	507,878	64,613
Other receivables		7,747	3,476	8,780
Marketable securities	7	1,755,000	1,785,510	1,819,800
Related company receivable	5	-	206,947	-
		1,793,683	2,550,909	1,918,143
Non-current assets
Deposits and prepaid expenses - long term		82,737	51,192	32,029
Related company receivable	5	-	-	644,990
Sage Ranch	6	10,162,415	8,336,079	5,456,419
Power project acquisition and development costs	8	8,225,009	7,175,580	7,001,549
Total assets		$20,263,844	$18,113,760	$15,053,130
Liabilities
Current liabilities
Overdraft		54,227	-	-
Accounts payable and accrued liabilities	9	4,986,099	3,822,969	4,855,747
Loans payable and promissory note	10	2,563,145	781,322	718,238
Joint venture settlement obligation	12	669,449	698,950	-
Convertible debenture	11	3,338,552	2,698,761	-
Convertible debenture derivative	11	1,025,803	1,027,427	-
		12,637,275	9,029,429	5,573,985
Non-current liabilities
Joint venture settlement obligation	12	2,699,291	3,298,141	-
Convertible debenture	11	839,132	785,129	-
Option liability	21	-	-	3,811,504
Total liabilities		16,175,698	13,112,699	9,385,489

Shareholders' equity
Share capital	13	29,372,058	26,410,615	25,490,912
Reserves	13	9,228,019	9,405,117	7,797,368
Accumulated other comprehensive income		2,091,508	653,192	1,033,389
Deficit		(36,603,439)	(31,467,863)	(28,654,028)
Total shareholders' equity		4,088,146	5,001,061	5,667,641
Total liabilities and shareholders' equity		$20,263,844	$18,113,760	$15,053,130

Nature of operations and going concern (note 1)

Commitments and contingencies (note 18)

Subsequent events (note 20)

Approved by the Board of Directors

               ”Jeff Ciachurski”                 Director                    ”Cliff Webb”                   Director
The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2024, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Year ended December 31,
		2024	2023 (note 21)	2022 (note 21)
General and administration expenses
Consulting and management fees	17	$(806,557)	$(620,682)	$(515,752)
General and administrative		(310,018)	(493,930)	(478,126)
Marketing and donations		(14,883)	(61,614)	(750,043)
Professional fees		(618,412)	(580,180)	(539,228)
Share-based payment expense	13	(334,534)	(1,176,190)	(954,465)
		(2,084,404)	(2,932,596)	(3,237,614)
Other (expenses) income, net
Foreign exchange gain (loss)		(651,807)	133,468	(324,349)
Accretion expense on convertible debt	11	(434,341)	(112,465)	-
Accretion on joint venture settlement obligation	12	(552,928)	(185,587)	-
Interest expense and bank chares		(688,130)	(97,570)	(34,130)
Unrealized gain(loss) and foreign exchange on marketable securities		(30,510)	-	400,781
Loss on modification of joint venture settlement obligation	12	(246,168)	-	-
Share of loss on investment in associate		-	-	(102,756)
Gain on settlement of loans receivable		-	-	774,000
Gain (loss) on settlement of accounts payable and accrued liabilities	9	5,172	321,115	1,098
Interest income		-	29,933	33,887
Loss on disposition of shares		-	-	(2,093,851)
Loss on share settlement of joint venture settlement obligation	12	(538,461)	-	-
Fair value adjustment on option liability	21	-	-	(3,811,504)
Other income		-	-	1,819,800
Transaction costs expensed on convertible debentures		-	(87,781)	-
Fair value adjustment on derivative liability	11	86,001	117,648	-
Loss		(5,135,576)	(2,813,835)	(6,574,638)
Other comprehensive income (loss
Cumulative translation adjustment		1,438,316	(380,197)	602,372
Total comprehensive loss		$(3,697,260)	$(3,194,032)	$(5,972,266)

Loss per share-basic and diluted		$(0.15)	$(0.08)	$(0.21)

Weighted average shares outstanding-basic and diluted		34,714,698	33,911,334	31,316,532

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit (note 21)	Total Shareholders' Equity
Balance at December 31, 2023		34,078,355	$26,410,615	$4,911,526	$4,456,372	$37,219	$653,192	$(31,467,863)	$5,001,061

Loss for the year		-	-	-	-	-	-	(5,135,576)	(5,135,576)
Options exercised	13	463,000	813,050	(328,750)	-	-	-	-	484,300
Warrants exercised	13	631,000	609,932	-	(182,882)	-	-	-	427,050
Shares issued on partial settlement of joint venture settlement obligation		2,197,802	1,538,461	-	-	-	-	-	1,538,461
Share-based payment expense	13	-	-	334,534	-	-	-	-	334,534
Cumulative translation adjustment		-	-	-	-	-	1,438,316	-	1,438,316
Balance at December 31, 2024		37,370,157	$29,372,058	$4,917,310	$4,273,490	$37,219	$2,091,508	$(36,603,439)	$4,088,146

Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(28,654,028)	$5,667,641
Loss for the year		-	-	-	-	-	-	(2,813,835)	(2,813,835)
Private placement	13	360,000	265,002	-	184,998	-	-	-	450,000
Share issuance costs	13		(7,482)	-	-	-	-	-	(7,482)
Options exercised	13	238,500	652,335	(272,835)	-	-	-	-	379,500
Warrants exercised	13	5,000	9,848	-	(2,348)	-	-	-	7,500
Share-based payment expense	13	-	-	1,176,190	-	-	-	-	1,176,190
Cumulative translation adjustment		-	-	-	-	-	(380,197)	-	(380,197)
Reserves - equity portion (convertible)	11	-	-	-	-	37,219	-	-	37,219
Convertible debenture bonus warrants	11	-	-	-	484,525	-	-	-	484,525
Balance at December 31, 2023		34,078,355	$26,410,615	$4,911,526	$4,456,372	$37,219	$653,192	$(31,467,863)	$5,001,061

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit (note 21)	Total Shareholders' Equity

Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345
Loss for the year		-	-	-	-	-	-	(6,574,638)	(6,574,638)
Private placement	13	2,636,000	2,099,269	-	1,224,595	-	-	-	3,323,864
Options exercised	13	770,500	1,687,055	(731,055)	-	-	-	-	956,000
Warrants exercised	13	150,000	270,900	-	(68,400)	-	-	-	202,500
Share issuance costs		-	(24,722)	-	-	-	-	-	(24,722)
Share-based payment expense	13	-	-	954,465	-	-	-	-	954,465
Cumulative translation adjustment		-	-	-	-	-	602,372	-	602,372
Shares issued on acquisition of water rights	13	925,926	1,259,259	-	716,196	-	-	-	1,975,455
Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(28,654,028)	$5,667,641

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Note	Year ended December 31,
		2024	2023	2022
Cash used from operating activities
Loss for the year		$(5,135,576)	$(2,813,835)	$(6,574,638)
Items not affecting cash
Unrealized foreign exchange gain (loss)		680,585	(49,193)	270,644
Gain on settlement of account payable and accrued liabilities	9	(5,172)	(321,115)	(1,098)
Gain on settlement of loans receivable		-	-	(774,000)
Share-based payment expense	13	334,534	1,176,190	954,465
Unrealized gain (loss) and foreign exchange on marketable securities		30,510	-	(400,781)
Loss on disposal of marketable securities		-	-	2,093,851
Loss on joint venture settlement obligation		-	-	3,811,504
Share of loss on investment in associate		-	-	102,756
Loss on share settlement of joint venture settlement obligation		538,461	-	-
Accrued interest income		-	(29,933)	(33,887)
Other income		-	-	(1,819,800)
Accretion on convertible debenture	11	434,341	112,465	-
Accretion on joint venture settlement obligation	12	552,928	185,587	-
Fair value of derivative liability	11	(86,001)	(117,648)	-
Loss on modification of joint venture settlement obligation	12	246,168	-	-
Transaction costs expensed on convertible debenture			87,781	-
		(2,409,222)	(1,769,701)	(2,370,984)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		441,126	19,012	(15,594)
Increase (decrease) in accounts payable and accrued liabilities		809,146	(403,781)	(145,425)
		(1,158,950)	(2,154,470)	(2,532,003)
Cash flows used in investing activities
Sage ranch	6	(749,887)	(3,130,040)	(2,013,834)
Power project development and construction costs	8	(380,312)	(499,182)	(385,117)
Proceeds on sale of marketable securities		-	-	722,393
		(1,130,199)	(3,629,222)	(1,676,558)
Cash flows used in financing activities
Cash repaid on loans	10	(264,389)	(60,626)	(146,331)
Cash received on loans	10	1,692,080	140,626	325,056
Cash received from shareholder and director loans	10	-	-	-
Option exercises	13	484,300	379,500	956,000
Warrant exercises	13	427,050	7,500	-
Convertible debt issuance	11	-	4,592,164	-
Transaction costs on convertible debt		-	(23,340)	-
Private placement proceeds		-	386,000	3,118,850
Share issuance costs		-	(7,482)	(24,722)
Repayment of joint venture settlement obligation	12	(220,500)	467,976	(67,124)
		2,118,541	5,882,318	4,161,729
Effect of foreign exchange on cash		69,283	(76,478)	62,509
Increase (decrease) in cash		$(101,325)	$22,148	$15,677
Cash - beginning of year		47,098	24,950	9,273
Cash (overdraft) - end of year		$(54,227)	$47,098	$24,950

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

Supplemental cash flow information	2024	2023	2022
	$	$	$
Shares issued to reduce accounts payable	-	64,000	205,000
Bonus warrants issued on convertible debt		484,525	-
Equity portion of convertible debt	-	37,219	-
Recognition of derivative liability	-	1,171,660	-
Shares issued to reduce promissory note	-	-	90,000
Shares and warrants issued for water rights	-	-	1,975,455
Accrued investment property through accounts payable	888,055	552,583	158,665
Accrued power project development costs through accounts payable	53,915	12,854	112,620
Shares issued to settle joint venture obligation	1,538,461	-	-
Reclass of loan receivable to joint venture settlement obligation	206,947	-	-
Reclass of reserve from warrants exercised	182,882	-	-
Reclass of reserve from options exercised	328,750	-	-
Cash interest paid	-	-	-
Taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Sustainable Living Inc. ("Greenbriar" or the "Company") is a developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under the British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company's registered records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB". The Company changed its name from Greenbriar Capital Corp. to Greenbriar Sustainable Living Inc. effective November 15, 2023.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $5,135,576 for the year ended December 31, 2024. As at December 31, 2024, the Company had an accumulated deficit of $36,603,439 and a working capital deficiency of $10,843,592. To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

Recent global issues, including the ongoing political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2 Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board effective as at December 31, 2024. The policies set out below were consistently applied to all periods presented.

These consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2025.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Joint Arrangements

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

Outlined below is information related to the Company's subsidiaries at December 31, 2024:

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Cash

Cash includes cash on deposit.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss. The Company's option liability and convertible debenture derivative are measured at fair value.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Deferred income tax assets and liabilities are recognized for all taxable temporary differences, except:

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Loss per share

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

New accounting pronouncements not yet effective

Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date.

IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. It introduces several new requirements that are expected to impact the presentation and disclosure of most, if not all, entities. These include: The requirement to classify all income and expense into specified categories and provide specified totals and subtotals in the statement of profit or loss; enhanced guidance on the aggregation, location and labeling of items across the primary financial statements and the notes; and mandatory disclosures about management-defined performance measures (a subset of alternative performance measures).  Management is currently assessing the implications of applying the new standard on the group's consolidated financial statements.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

4 Material accounting estimates and judgments

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Derivative Liability

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

5 Loan Receivable

	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	$206,947	$644,990	$1,833,979
Funds received, net of advances granted	-	(467,976)	67,124
Interest receivable	-	29,933	33,887
Share for debt	-	-	(1,290,000)
Reclassed to offset joint venture settlement obligation (note 12)	(206,947)	-	-
Ending receivable balance	$-	$206,947	$644,990
Classified as short-term	-	206,947	-
Classified as long-term	$-	-	$644,990

As at December 31, 2024, the Company had a loan receivable of $nil (December 31, 2023 - $206,947, December 31, 2022 - $644,990) from Captiva Verde Wellness Corp. ("Captiva") which represents a non-arm's length transaction as the CEO of the Company, Jeffrey Ciachurski, is also the CEO of Captiva and the CEO of the Company and the CFO of the Company Anthony Balic, is also the CFO of Captiva and Michael Boyd, a director of the Company, is also a director of the Captiva.

On April 20, 2022, the Company entered into a promissory note with Captiva for $775,000 which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matured on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at December 31, 2024, interest income of $nil (December 31, 2023 - $29,933) has been accrued. During the year ended December 31, 2024, the Company and Captiva agreed to net the receivable against the joint venture settlement obligation (note 12).

On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share resulting in a gain on settlement of loan receivable of $774,000.

6 Sage Ranch

	December 31, 2024	December 31, 2023 (note 2)	December 31, 2022
Opening balance	$8,336,079	$5,456,419	$1,851,487
Land appraisal & related fees	1,085,359	1,638,531	1,503,239
Water rights	-	1,376,556	1,975,455
Translation adjustment	740,977	(135,427)	126,238
	$10,162,415	$8,336,079	$5,456,419

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

On September 27, 2011, the Company acquired property in Tehachapi, California (the "Sage Ranch Project" or "Tehachapi Property") with the intent to develop a residential subdivision. The Company applies the cost model for its investment property and has recorded $nil depreciation as the project is still under development.

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

Captiva was in default of its funding obligations under the Option and Joint Venture Agreement. On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. During the year ended December 31, 2023, the present value of $3,811,504 of these future payments was discounted at a rate of 13.43% and $185,587 of accretion has been recorded in loss and comprehensive loss.

On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP"). On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ.

During the year ended December 31, 2022, the Company acquired water rights for the Sage Ranch project by way of a debt settlement agreement with an officer and director of the Company. The debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years from the date of this news release (Note 13).

During the year ended December 31, 2023, the Company entered into an option agreement to purchase up to 115 acre-feet of water rights at USD $29,260 per acre-feet and as part of the agreement paid a $1,376,556 non-refundable deposit. During the year ended December 31, 2024, the agreement was amended pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the non-refundable deposit. The option expired unexercised on December 31, 2024 (note 20).

The fair value of the development project as a whole is not possible to reliably estimate as of yet, given we have not yet received all necessary permits or begun construction.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

7 Marketable securities and investment in associate

	December 31, 2023 Fair value	Acquired	Disposed	FX and Fair Value Adjustment	December 31, 2024 Fair value
Green Matters	1,785,510	-	-	(30,510)	1,755,000
Total	$1,785,510	$-	$-	$(30,510)	$1,755,000

	December 31, 2022 Fair value	Acquired	Disposed	FX and Fair Value Adjustment	December 31, 2023 Fair value
Green Matters	$1,819,800	$-	$-	$(34,290)	$1,785,510
Total	$1,819,800	$-	$-	$(34,290)	$1,785,510

	December 31, 2021 Fair value	Acquired	Transferred to investment in associate	FX and Fair Value Adjustment	December 31, 2022 Fair value
Captiva	$454,219	$-	$(855,000)	$400,781	$-
Green Matters	-	1,819,800	-	-	1,819,800
Total	$454,219	$1,819,800	$(855,000)	$400,781	$1,819,800

As at December 31, 2024, the Company held 900,000 (December 31, 2023 - 900,000, December 31, 2022 - 900,000) shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. As at December 31, 2024, the shares were valued at CAD $1.95 (December 31, 2023 - USD $1.50, December 31, 2023 - USD $1.50) based on the price of the most recent financing by Green Matters.

On February 15, 2022, the Company settled $1,290,000 of a loan receivable with Captiva through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. Subsequent to this transaction, the Company owned 19.99% of Captiva and with the fact that the Company and Captiva have common executives and directors, it was determined that the Company had significant influence after the shares for debt transaction and will account for the investment under the equity method. During the year ended December 31, 2022, the Company sold 36,487,500 shares of Captiva for net proceeds of $722,393 resulting in a loss on disposition of $2,093,851. After this sale, the Company no longer had any ownership in Captiva.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

8 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2021	$4,578,754	$1,584,750	$6,163,504
Additions	424,420	-	424,420
Translation adjustment	305,375	108,250	413,625
December 31, 2022	$5,308,549	$1,693,000	$7,001,549
Additions	342,323	-	342,323
Translation adjustment	(128,542)	(39,750)	(168,292)
December 31, 2023	$5,522,330	$1,653,250	$7,175,580
Additions	421,373	-	421,373
Translation adjustment	482,681	145,375	628,056
December 31, 2024	6,426,384	1,798,625	8,225,009

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar One LLC ("AG Solar") with Alterra Power Corp. ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") through its wholly owned subsidiary, PBJL Energy Corporation ("PBJL").

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013, whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date") and the Company now owns 100% of AG Solar.

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project") on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement. After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement. It's the Company's position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA's discretion and that PREPA is liable for damages. The Company is currently negotiating a revised settlement PPOA with PREPA and anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

Land Lease Option Agreements

Included in the power project development and construction costs balance for AG Solar are costs related to land lease option payments.

The Company currently has four separate land lease option agreements covering five parcels for the construction of Montalva.  The primary parcel is located in the Municipality of Guanica and the other four in the Municipality of Lajas. Upon execution of the options, these land leases provide for a term of twenty-five years and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.

On various dates since execution of the land lease option agreement, the parties have executed separate amendments to extend the expiration date. During the year ended December 31, 2024, the Company entered into additional extension agreements as required to extend the option term on all agreements to December 31, 2025 and agreeing to make future payments totalling US$221,000. During the year ending December 31, 2024, the Company made payment totalling USD$177,500 (December 31, 2023 - USD$105,667, December 31, 2022 - USD $115,775), related to payments required by the extension agreements.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

9 Accounts payable and accrued liabilities

	December 31, 2024	December 31, 2023	December 31, 2022
Accounts payable	$2,458,176	$905,340	$1,383,706
Accrued liabilities	1,875,924	2,141,336	2,722,357
Accrued interest	651,999	776,293	749,684
Total accounts payable and accrued liabilities	$4,986,099	$3,822,969	$4,855,747

During the year ended December 31, 2024, the Company recorded a gain on settlement of accounts payable of $5,172 (December 31, 2023- $321,115 of gain, December 31, 2022 - $1,098 gain). During the year ended December 31, 2024, the Company settled $nil (December 31, 2023 - $64,000, December 31, 2022 - $17,500) in accounts payable through the issuance of units in a private placement.

10  Loans payable

Shareholder loans	December 31, 2024	December 31, 2023	December 31, 2022
Principal opening balance	$499,631	$460,496	$126,780
Net Addition	500,000	50,000	325,056
Unrealized foreign exchange	43,934	(10,865)	8,660
Principal ending balance	$1,043,565	$499,631	$460,496

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly, are non-secured and are due on demand. During the year ended December 31, 2024, the Company received $500,000 in additional loans from shareholders which were unsecured, non-interest bearing loans which are due on demand. Subsequent to year end, the Company entered into formal promissory notes starting January 1, 2025, for USD $230,000 and CAD $500,000 which will be payable on December 31, 2025 and bear interest at 8% per annum. As at December 31, 2024, total accrued interest was $273,015 (December 31, 2023 - $213,057, December 31, 2022 - $183,169) and was included in account payables and accrued liabilities.

Director loans	December 31, 2024	December 31, 2023	December 31, 2022
Principal opening balance	$251,691	$257,742	$343,796
Additional loans (repayments)	50,000	-	(104,248)
Unrealized foreign exchange	22,132	(6,051)	18,194
Principal ending balance	$323,823	$251,691	$257,742

The loans bear interest of between 10% and 12% per annum, are non-secured, and are repayable on demand. During the year ended December 31, 2024, the Company received $50,000 in additional loans from director which are unsecured, non-interest bearing loans which are due on demand. During the year ended December 31, 2024, the Company repaid $250,000 in accrued interest and as at December 31, 2024, total interest accrued was $374,285 (December 31, 2023 - $515,790, December 31, 2022 - $97,500) and was included in account payables and accrued liabilities.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Executive loans	December 31, 2024	December 31, 2023	December 31, 2022
Principal opening balance	$-	$-	$87,186
Additional loan	232,505	60,626	-
Net repayments	(14,389)	(60,626)	(119,281)
Unrealized foreign exchange	-	-	32,095
Principal ending balance	$218,116	$-	$-

As at December 31, 2024, the Company had outstanding loans from the CEO and the CEO's spouse of $218,116 (December 31, 2023 - $nil, December 31, 2022 - $nil). During the year ended December 31, 2024, the Company received USD$91,550 ($136,648) that bears interest of 10% per annum, compounded monthly, are non-secured and are due on demand. In addition, the Company received a $95,857 promissory note from the CEO and the CEO's spouse (December 31, 2023 - $nil, December 31, 2022 - $nil) that is non-interest bearing, non-secured and is due on demand. The Company repaid $14,389 during the current year.

As at December 31, 2024, total interest accrued was $4,699 (December 31, 2023 - $47,446, December 31, 2022 - $116,147) and was included in account payables and accrued liabilities.

Promissory note (1)	December 31, 2024	December 31, 2023	December 31, 2022
Principal opening balance	$30,000	$-	$90,000
Additions	404,680	30,000	-
Unrealized foreign exchange	10,266	-	-
Settled by shares	-	-	(90,000)
Principal ending balance	$444,946	$30,000	$-

During the year ended December 31, 2022, the Company settled $141,181 of the promissory note inclusive of interest in a private placement.

During the year ended December 31, 2023, the Company received a $30,000 promissory that is non-interest bearing, non-secured and is due on demand.

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025. Interest on the promissory note was $4,862 (December 31, 2023 - $nil).

Promissory note - (2)	December 31, 2024	December 31, 2023	December 31, 2022
Principal opening balance	$-	$-	$-
Additions	504,895	-	-
Unrealized foreign exchange	27,800	-	-
Principal ending balance	$532,695	$-	$-

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. Interest on the promissory note was $28,332 (December 31, 2023 - $nil).

11 Convertible debenture

On June 30, 2023, the Company issued a $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants which were valued using a Black Scholes Model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, and expiring on June 30, 2026 (Note 13).

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219. Transaction costs, including the fair value of detachable warrants, were allocated to the liability and equity components in proportion to the allocation of gross proceeds. Accretion for the debenture for the year ended December 31, 2024 was $54,003 (December 31, 2023-$25,415). Interest for the debenture for the year ended December 31, 2024 was $122,685 (December 31, 2023-$72,586).

	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	$785,129	$-	$-
Principal issued	-	1,000,000	-
Equity portion	-	(37,219)	-
Capitalized transaction costs	-	(17,641)	-
Detachable warrants	-	(185,426)	-
Accretion	54,003	25,415	-
Ending balance, classified as long-term	$839,132	$785,129	$-

On December 13, 2023, the Company issued a USD$3,000,000 unsecured convertible debenture. As part of the issuance, the Company received USD $2,640,000 in cash and USD $360,000 was retained by the investor as prepaid interest. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature 36 months from the date of issuance on January 11, 2027. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants which have been valued using a Black Scholes model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027 (Note 13).

The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a Geometric Brownain motion model. Based on the following key weighted average inputs: annualized volatility of 65.13% per annum, risk free rate of 3.57% over the Debenture's term of three years, the USD/CAD annualized volatility of 7.28% per annum, the fair value of the derivative liability was $1,171,660 at recognition and $1,027,427 at December 31, 2023. The debenture was then allocated the residual balance and transaction costs, including the detachable warrants, were allocated to the liability and embedded derivative in proportion to the allocation of gross proceeds.  Transactions costs of $87,781 allocated to the embedded derivative were expensed as incurred. As at December 31, 2024, the fair value of the embedded derivative was $1,025,803 and the fair value adjustment of $(86,001) was recorded in the statement of loss and comprehensive loss. The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a black-scholes model. Based on the following key weighted average inputs: annualized volatility of 74.10% per annum, risk free rate of 2.86% over the Debenture's remaining term of two years. Interest for the debenture for the year ended December 31, 2024 was $490,593 (December 31, 2023-$nil, December 31, 2022 - $nil).

Convertible Debenture	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	$2,698,761	$-	$-
Principal issued	-	4,068,300	-
Capitalized transaction costs	-	(4,058)	-
Detachable warrants	-	(212,959)	-
Derivative liability	-	(1,171,660)	-
Accretion	380,338	87,050	-
Foreign exchange	259,453	(67,912)	-
Ending balance, classified as short-term	$3,338,552	$2,698,761	$-

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Derivative Liability	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	$1,027,427	$-	$-
Original valuation	-	1,171,660	-
Foreign exchange	84,377	(26,585)	-
Fair value adjustment	(86,001)	(117,648)	-
Ending balance, classified as short-term	$1,025,803	$1,027,427	$-

12 Joint venture settlement obligation

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva to settle the outstanding joint-venture agreement on Sage Ranch between the Company and Captiva, whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. During the year ended December 31, 2023, the present value of $3,811,504 of these future payments was calculated using a discount rate of 13.43% and $185,587 of accretion was recorded in the statement of loss and comprehensive loss (note 2).

During the year ended December 31, 2024, $552,928 ($185,587 - 2023, $nil - 2022) of accretion was recorded in the statement of loss and comprehensive loss. During the year ended December 31, 2024, the Company and Captiva agreed to net $206,947 of a receivable against the joint venture settlement obligation (note 5).

During the year ended December 31, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares in the capital of the Company and recorded a loss of $538,461 on settlement and loss on modification of 246,168 in the statement of loss and comprehensive loss. As a result of the settlement there are no payments required on the obligation until July 2025.

	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	$3,997,091	$-	$-
Joint-venture settlement obligation	-	3,811,504	-
Accretion	552,928	185,587	-
Reclass from loan receivable (note 5)	(206,947)	-	-
Repayment	(220,500)	-	-
Settled on issuance of common shares	(1,000,000)	-	-
Loss on modification	246,168		-
Ending balance	$3,368,740	$3,997,091	$-
Classified as current	$669,449	$698,950	$-
Classified at non-current	$2,699,291	$3,298,141	$-

13 Share capital and reserves

a. Authorized and outstanding

As at December 31, 2024, the Company had unlimited authorized common shares without par value and 37,370,157 common shares issued and outstanding (December 31, 2023 - 34,078,355, December 31, 2022 - 33,474,855).

b. Share issuances

Fiscal 2024

- During the year ended December 31, 2024, the Company issued 2,197,802 common shares as part of a settlement for payments required on the joint venture settlement obligation (note 12).

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

- During the year ended December 31, 2024, the Company issued 631,000 common shares as a result of warrant exercises and received gross proceeds of $427,050.

- During the year ended December 31, 2024, the Company issued 463,000 common shares as a result of option exercises and received gross proceeds of $484,300.

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

- On January 11, 2024, the Company closed the USD$3,000,000 unsecured convertible debenture private placement financing, the debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share, subject to adjustment pursuant to the terms of the debenture. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

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

c. Stock options

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

In addition to the Stock Option Plan, the Company had established a Performance Share Plan dated effective May 6, 2021, in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares. During the year ended December 31, 2024, the Company terminated the Performance Share Plan, with no performance shares having been issued.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Fiscal 2024

- On May 24, 2024, the Company amended the exercise price and expiry date of stock options to purchase a total of 350,000 common shares, the stock options issued to certain consultants of the Company on July 7, 2021. The Company reduced the exercise price of the options from $1.35 to $0.82 and to extend the expiry date of the Options from July 7, 2024, to July 7, 2027.  The incremental fair value of $129,196 was recognized as a result of the amendment.

- On December 31, 2024, the Company amended the exercise price and expiry date of stock options to purchase a total of 500,000 common shares, the stock options issued to certain consultants of the Company on January 25, 2022. The Company reduced the exercise price of the options from $1.25 to $1.00 and to extend the expiry date of the Options from January 25, 2025, to January 25, 2027.  The incremental fair value of $117,914 was recognized as a result of the amendment.

- On August 1, 2024, the Company granted an aggregate of 300,000 stock options to a consultant of the Company exercisable at $0.70 per share for a period of 2 years. The fair value of the share options was estimated at $57,378 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 65.61%, dividend payment during life of option was nil, risk free interest rate 3.36%, weighted average fair value per option $0.19, share price $0.59.

- On November 21, 2024, the Company granted an aggregate of 75,000 stock options to a consultant of the Company exercisable at  $0.90 per share for a period of 3 years. The fair value of the share options was estimated at $30,046 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 70.73%, dividend payment during life of option was nil, risk free interest rate 3.35%, weighted average fair value per option $0.40, share price $0.85.

Fiscal 2023

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Fiscal 2022

- On January 25, 2022, the Company issued 500,000 incentive stock option to consultants of the Company exercisable at $1.25 per share for a period of 3 years. The fair value of the share options was estimated at $356,850 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 93.38%, dividend payment during life of option was nil, risk free interest rate 1.40%, weighted average fair value per option $0.71, share price $1.22.

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

Total stock options granted during the year ended December 31, 2024, were 375,000 (December 31, 2023 - 1,625,000, December 31, 2022 - 1,250,000). Total share-based payment expense recognized for the fair value of share options granted and vested or amended during the year ended December 31, 2024 was $216,620 (2023 - $1,176,190, 2022 - $954,465).

A summary of stock option information as at December 31, 2024, 2023 and 2022 is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	3,391,500	$1.21	2,710,000	$1.35	2,330,500	$1.34
Granted	375,000	0.74	1,625,000	1.12	1,250,000	1.29
Exercised	(463,000)	1.05	(238,500)	1.43	(770,500)	1.24
Expired	(66,500)	2.00	(705,000)	1.47	(100,000)	1.38
Outstanding - end of year	3,237,000	$1.06	3,391,500	$1.21	2,710,000	$1.35

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at December 31, 2024:

Number of options outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
350,000	$0.82	2.52
500,000	$1.00	2.00
100,000	$1.15	0.48
500,000	$1.35	0.78
75,000	$1.50	1.11
1,137,000	$1.10	3.88
200,000	$1.10	3.92
300,000	$0.70	1.58
75,000	$0.90	2.89
3,237,000	$1.06	2.56

d. Warrants

Fiscal 2024

- No activity

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

- On January 11, 2024, the Company issued 900,000 warrants as part of convertible debt financing. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share for a period expiring on January 11, 2027. The fair value of these warrants at the date of grant was estimated at $299,099 using a black-scholes calculation. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: 3 years expected life; 67.30% volatility; risk-free interest rate of 3.79%; and a dividend yield of 0%.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

- During the year ended December 31, 2022, the Company issued 925,926 units for water rights. Each unit consists of one common share plus one whole share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years (Note 6). The fair value of these warrants at the date of grant was estimated at $716,196 and was recorded as a cost of acquisition of the water rights. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 89.44% volatility; risk-free interest rate of 3.48%; and a dividend yield of 0%. The following table discloses the number of warrants outstanding as at:

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	4,757,926	$1.31	5,371,896	$1.49	2,059,470	$1.62
Granted	900,000	1.30	820,000	1.39	3,561,926	1.40
Exercised	(631,000)	0.68	(5,000)	1.50	(150,000)	1.35
Expired	-	-	(1,428,970)	2.03	(99,500)	1.62
Outstanding - end of year	5,026,926	$1.38	4,757,926	$1.31	5,371,896	$1.49

Outstanding warrants	Expiry Date	Exercise price
1,809,000*	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
355,000	May 10, 2028	$1.50
460,000	June 30, 2026	$1.30
900,000	January 11, 2027	$1.30
5,026,926

*subsequent to period end the expiry date of these warrants were extended to March 28, 2027.

e. Convertible equity reserve

	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	$37,219	$-	$-
Equity reserve related to convertible debenture (note 11)	-	37,219	-
Ending balance	$37,219	$37,219	$-

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

14 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		December 31, 2024	December 31, 2023	December 31, 2022
	Fair Value Hierarchy	Fair value $	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	-	47,098	24,950
Marketable securities	Level 2	1,755,000	1,785,510	1,819,800
Financial liabilities
Other financial liabilities
Overdraft	Level 1	54,227	-	-
Convertible debenture derivative	Level 3	1,025,803	1,027,427	-
Option liability	Level 3	-	-	3,811,504

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities
Level 2 - significant observable inputs other than quoted prices included in Level 1
Level 3 - significant unobservable inputs.

Option liability and convertible debenture derivative are considered to be a Level 3 classification as certain inputs are not based on observable market data. See Note 11 for details on inputs utilized in the valuation.

The Company did not move any instruments between levels of the fair value hierarchy during the year ended December 31, 2024, 2023 and 2022.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit ratings, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

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

	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Overdraft	$54,227	$-	$-	$54,227
Accounts payable and accrued liabilities	4,986,099	-	-	4,986,099
Loan payables and promissory notes	2,563,145	-	-	2,563,145
Joint venture settlement obligation	669,449	1,397,897	1,301,394	3,368,740
Convertible debenture	-	-	4,177,684	4,177,684
Convertible debenture derivative	-	1,025,803	-	1,025,803
Total	$8,272,920	$2,423,700	$5,479,078	$16,175,698

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

The Company's financial assets and liabilities as at December 31, 2024 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

	Canadian Dollars	US Dollars	Total
Financial assets
Other receivables	$7,747	$-	$7,747
Marketable securities	-	1,755,000	1,755,000
	7,747	1,755,000	1,762,747
Financial liabilities
Overdraft	$1,855	$(56,082)	$(54,227)
Accounts payable and accrued liabilities	(1,173,407)	(3,812,692)	(4,986,099)
Loan payable and promissory note	(580,000)	(1,983,145)	(2,563,145)
Joint venture settlement obligation	(3,368,740)	-	(3,368,740)
Convertible debenture	(839,132)	(3,338,552)	(4,177,684)
Convertible debenture derivative	-	(1,025,803)	(1,025,803)
Net financial liabilities	$(5,951,677)	$(8,461,274)	$(14,412,951)

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

The Company's financial assets and liabilities as at December 31, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

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

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2024, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $846,127 (December 31, 2023 - $619,689, December 31, 2022 - $349,957). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

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

Management reviews its capital management approach on an ongoing basis. During the year ended December 31, 2024, there has been no change in the Company's management of capital policies.

16 Segment disclosures

The Company operations are conducted in three reportable segments: real estate development in the United States ("Real Estate"), solar energy projects in Puerto Rico ("Solar Energy") and corporate headquarters located in Canada ("Corporate"). The Company reports information about its operating segments based on the manner in which the Company's chief decision maker views and evaluates the Company's business.

As the Company capitalizes all directly attributable costs related to its Real Estate and Solar Energy segments in accordance with the accounting policy for investment properties and intangibles assets, all material items of profit and loss are attributable to the Corporate segment.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

	As at December 31, 2024				As at December 31, 2023 (note 2)
	Real Estate	Solar Energy	Corporate	Total	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	10,162,415	8,225,009	1,876,420	20,263,844	8,336,079	7,175,580	2,602,101	18,113,760
Net additions to non-current, non-financial assets	1,826,336	1,049,429	31,545	2,907,310	2,879,660	1164,031	(625,827)	2,417,864
Total liabilities	4,256,795	64,168	11,854,735	16,175,698	4,655,747	139,698	8,317,254	13,112,699
Loss
Interest expense	(550,338)	-	(1,114,306)	(1,664,644)	(1,398)	-	(208,637)	(210,035)
Interest income	-	-	-	-	-	-	29,333	29.333
Loss	(688,681)	(7,093)	(4,439,802)	(5,135,576)	(105,015)	(8,484)	(2,700,336)	(2,813,835)

	As at December 31, 2022 (note 2)
	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$
Total assets	5,456,419	7,001,549	2,595,162	15,053,130
Net additions to non-current, non-financial assets	3,604,932	838,045	75,197	4,518,174
Total liabilities	785,398	142,776	8,457,316	9,385,489
Loss
Interest expense	(1,720)	-	(32,410)	(34,130)
Interest income	-	-	1,098	1,098
Loss	(66,996)	(15,078)	(6,492,564)	(6,574,638)

Entity wide disclosures

Information about geographical areas:

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

	Canada	California	Puerto Rico	Total
As at December 31, 2024
Non-current assets	$82,737	$10,162,415	$8,225,009	$18,470,161
As at December 31, 2023
Non-current assets (note 2)	$51,192	$8,336,079	$7,175,580	$15,562,851
As at December 31, 2022
Non-current assets (note 2)	$677,019	$5,456,419	$7,011,549	$13,144,987

17 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the year ended December 31:

	2024	2023	2022
Consulting and management fees	$654,919	$657,390	$694,716
Share-based compensation expense	-	1,044,397	-

During the year ended December 31, 2024, the President of the Company charged the Company $181,773 (December 31, 2023 - $179,514, December 31, 2022 -$170,841) related to services. As at December 31, 2024, included in accounts payable are fees, loan, bonus and expenses due to the President of the Company of $715,216 (December 31, 2023 - $577,511, December 31, 2022 - $491,231).

During the year ended December 31, 2024, a Company controlled by the CFO of the Company charged the Company $132,000 (2023 - $140,429, 2022 -$185,600) related to services.

During the year ended December 31, 2024, the Chief Executive Officer of the Company charged the Company $341,146 (2023 - $337,448, 2022 -$324,753,) related to services.

During the year ended December 31, 2024, related party loans totaled USD $190,300 (December 31, 2023 - USD $190,300, December 31, 2022 - USD $190,300)

As at December 31, 2024, the Company had a receivable of $nil (December 31, 2023 - $206,947, December 31, 2022 - $644,990) from Captiva, which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matures on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at December 31, 2024, interest income of $nil (December 31, 2023 - $29,933, December 31, 2022 - $33,887) has been accrued. During the year ended December 31, 2024, the Company and Captiva agreed to net the Company's receivable of $206,947 from Captiva against the joint venture settlement obligation (Note 6 and 12).

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. On December 30, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares of the Company and recorded loss of $538,461 on settlement in the statement of loss and comprehensive loss. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the year ended December 31, 2024, the Company has made payments of $220,500 related to this obligation in addition to the $206,947 receivable which was netted against the obligation.

As at December 31, 2024, USD $1,234,784 (December 31, 2023 - USD $1,489,211, December 31, 2022 - $1,993,652) remained accrued, and USD $254,426 (December 31, 2023 - USD $504,441, December 31, 2022 - USD $621,348) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

As at December 31, 2024, the Company had $929,948 (December 31, 2023 - $289,095, December 31, 2022 - $43,169) in accounts payable to related parties.

18 Commitments and contingencies

As at December 31, 2024, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$719,450	$-	$719,450

i) The Company entered into four separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2025, and agreeing to make future payments totalling US$221,000.

ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. As at December 31, 2024, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) On March 30, 2022, the Company executed the USD $40 million Mandate Agreement with Voya, as amended by agreements dated October 3, 2023, January 8, 2024, April 2, 2024, August 30, 2024 and April 24, 2025 for a senior secured construction loan for the construction of the Company's Sage Ranch Project. In connection with the Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land, whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and were reviewed and approved by the Company's compensation committee.

v) The Company is a party to a lawsuit with a former contractor. Both parties have filed complaints seeking damages and the outcome is  uncertain at this time.

19 Income taxes

A reconciliation of the (provision) recovery for income taxes is as follows:

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

	Year ended December 31,
	2024	2023	2022
Loss before income taxes	$(5,135,576)	$(2,813,835)	$(6,574,638)
Statutory tax rate	27%	27%	27%
Recovery of income tax taxes based on combined federal and provincial statutory rates	(1,387,000)	(759,000)	(1,775,000)
Change in statutory, foreign tax, foreign exchange rates and other	(23,000)	15,000	(24,000)
Permanent differences	113,000	397,000	610,000
Share issue cost	-	(2,000)	(7,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(59,000)	12,000	14,000
Changes in unrecognized deductible differences	1,356,000	337,000	1,182,000
Total income tax expense (recovery)	$-	$-	$-

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2024	2023	2022
Deferred tax assets
Allowable capital losses	$221,000	$221,000	$47,000
Share issue costs	23,000	16,000	16,000
Marketable securities	9,000	5,000	-
Joint venture settlement obligation	910,000	1,079,000	1,029,000
Convertible debt	144,000	-	-
Non-capital and net operating loss carry forward	4,715,000	3,345,000	3,237,000
	6,022,000	4,666,000	4,329,000
Unrecognized deferred tax assets	(6,022,000)	(4,666,000)	(4,329,000)
Net deferred tax assets	-	-	-

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position as deferred tax assets are as follows:

	December 31, 2024		December 31, 2023
Temporary Differences	$	Expiry	$	Expiry
Share issue costs	86,000	2045 to 2047	60,000	2044 to 2047
Allowable capital losses	819,000	No expiry	819,000	No expiry
Marketable securities	65,000	No expiry	34,000	No expiry
Joint venture settlement obligation	3,369,000	No expiry	3,997,000	No expiry
Convertible debt	534,000	No expiry	-	-
Non-capital losses available for future periods	17,425,000	See below	12,451,000	See below
Canada	16,331,000	2034 to 2044	12,012,000	2034 to 2043
USA	986,000	No expiry	339,000	No expiry
USA	109,000	2032 to 2037	100,000	2032 to 2037

	December 31, 2022
Temporary Differences	$	Expiry
Share issue costs	60,000	2043 to 2046
Allowable capital losses	174,000	No expiry
Joint venture settlement obligation	3,812,000	No expiry
Non-capital losses available for future periods	12,048,000	See below
Canada	11,637,000	2034 to 2042
USA	309,000	No expiry
USA	102,000	2023 to 2037

20 Subsequent events

•	Subsequent to year end, on March 12, 2025, the Company completed a shares for debt transaction and settled $51,359 in amounts owing by issuing 93,381 common shares of the Company.

•

Subsequent to year end, on April 25, 2025, the Company entered into an agreement with Ronnie Strasser to buy 115 acre-feet of adjudicated and deeded water rights for USD $1,250,000, which expires on April 25, 2027. If the purchase is not made within 120 days, the amount will escalate by $62,500 (late payment fee) and then another $62,500 for each additional 90 days thereafter until the expiry date or the agreement is mutually terminated. If the water is not purchased, the Company would owe any late payment fees accrued.

21 Restatement of prior year balances

During the year ended December 31, 2024, the Company reassessed the accounting treatment of the Company's option and joint venture agreement with Captiva, including the settlement agreement related thereto (collectively, the "Option Transaction"), where Captiva was in default of its funding obligations under the Option and Joint Venture Agreement and the Company agreed to repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. The Company has determined that the Option was a financial instrument and should have been classified as a financial liability at fair value through profit or loss and would be recorded at fair value at inception and at fair value at each reporting period with the changes in value going through profit or loss.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

The Company has determined:

- the fair value of the Option liability as at January 1, 2023 was $3,811,504 which is the cumulative impact on the statement of loss and comprehensive loss as at December 31, 2022;

- the fair value of the Option liability did not fluctuate between December 31, 2022 and settlement of the obligation as of August 21, 2023;

- accretion expenses of approximately $185,587 for the year ended December 31, 2023 would be recorded in the statement of loss and comprehensive loss as opposed to the being capitalized as part of Sage Ranch.

- The restatement had no impact on total operating, investing, or financing cash flows for the years ended December 31, 2023, and 2022.

Statement of Loss and Comprehensive Loss	As stated December 31, 2022	Adjustment	As amended December 31, 2022

Fair value adjustment on option liability	-	(3,811,504)	(3,811,504)
Loss	(2,763,134)	(3,811,504)	(6,574,638)
Other comprehensive gain ("OCI")
Cumulative translation adjustment	602,372	-	602,372
Total comprehensive loss	$(2,160,762)	-	$(5,972,266)
Loss per share-basic and diluted	$(0.09)	$(0.12)	$(0.21)

Statement of Financial Position	As stated December 31, 2022	Adjustment	As amended December 31, 2022
Non-current liabilities
Option Liability	-	3,811,504	3,811,504
Total liabilities	5,573,985	3,811,504	9,385,489
Shareholders' equity
Share capital	25,490,912	-	25,490,912
Reserves	7,797,368	-	7,797,368
Accumulated other comprehensive income	1,033,389	-	1,033,389
Deficit	(24,842,524)	(3,811,504)	(28,654,028)
Total shareholders' equity	9,479,145	-	5,667,641
Total liabilities and shareholders' equity	$15,053,130	-	$15,053,130

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Statement of Financial Position	As stated December 31, 2023	Adjustment	As amended December 31, 2023
Non-current assets
Deposits and prepaid expenses - long term	51,192	-	51,192
Sage Ranch	12,333,170	(3,997,091)	8,336,079
Power project acquisition and development costs	7,175,580	-	7,175,580
Total assets	$22,110,851	(3,997,091)	$18,113,760
Shareholders' equity
Share capital	26,410,615	-	26,410,615
Reserves	9,405,117	-	9,405,117
Accumulated other comprehensive income	653,192	-	653,192
Deficit	(27,470,772)	(3,997,091)	(31,467,863)
Total shareholders' equity	8,998,152	(3,997,091)	5,001,061
Total liabilities and shareholders' equity	$22,110,851	-	$18,113,760

Statement of Loss and Comprehensive Loss	Year ended December 31, 2023 as stated	Adjustment	Year ended December 31, 2023 as amended
Accretion of joint venture settlement obligation	-	(185,587)	(185,587)
Loss	(2,628,248)	(185,587)	(2,813,835)
Other comprehensive income (loss)
Cumulative translation adjustment	(380,197)	-	(380,197)
Total comprehensive loss	$(3,008,445)	$(185,587)	$(3,194,032)