Form 20-F
period 2025-12-31
Greenbriar Sustainable Living Inc.
filed 2026-05-01
CIK 1570843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

We use the Canadian dollar as our reporting currency. All references to "C$" and "$" are to Canadian dollars and references to "US$" are to United States dollars. On April 29, 2026, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7309. See also Item 3, "Key Information" for more detailed currency and conversion information.

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

Under the terms of its Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") through its Company's wholly owned subsidiary, PBJL Energy Corporation ("PBJL"), the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project") on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement.  After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement. It's the Company's position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA's discretion and that PREPA is liable for damages.  On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract and on August 7, 2020, the Puerto Rico Energy Bureau of the Puerto Rico Public Service Regulatory Board ("PREB") also approved the contract.  Unfortunately, the federal Financial and Oversight Board of Puerto Rico ("FOMB") limited its approval to just two projects and the Montalva contract, along with the other Legacy Projects, was not approved pending a competitive future RFP to be conducted for selecting future renewable energy projects as ordered by FOMB.  As a result, the Company's claims for damages and lawsuit continued to apply.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA and its claims at PREB; (ii) energy pricing that is less than or similar to the RFP Public Tranche contracts in accordance with certain caps; (iii) providing energy storage of 36 MW; (iv) using the Montalva PPOA previously approved by PREPA and PREB in 2020 as the base document for final PPOA agreement; (v) PBJL covering the PREPA sided costs of transmission interconnection and upgrades; and (vi) using a project size of 80 MW.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA with improved commercial terms was drafted and submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA, PREPA formally submitted a finalized settlement PPOA with updated commercial terms consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 4, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board had rejected PBJL's proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions. On April 26, 2025, PREB formally approved the settlement as originally filed as final, binding and enforceable, but withheld final approval pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.

Subsequently, on October 1, 2025, PREPA issued a Notification to Submit Proposals ("RFP") for renewable energy projects in accordance with an executive order issued by the governor of Puerto Rico and Resolution and Order issued by PREB restricted to only those project that had participated in any of the prior RFP Tranches or that had ongoing negotiations on renewable energy contracts with PREPA.  This RFP was initiated based on the urgency of the expiring Investment Tax Credits ("ITC") as set forth in the OBBB bill passed by Congress and signed by the president in July 2025.  The pricing of energy from renewable energy projects is highly dependent on the availability of ITC and will be substantially higher once the tax credits expire.  Montalva qualified for such RFP and on October 14, 2025, submitted a proposal for Montalva with greater solar capacity and larger battery storage than its settlement agreement.  On November 13, 2025, PREPA submitted the proposals received, totaling eight projects, together with evaluation criteria to PREB for their review.  PREB stated it would conclude its review and recommendations by December 13, 2025.  Such an award for Montalva would result in greater returns for the Company than those offered by the settlement agreement and would be fast-tracked once approved in order to meet certain ITC deadlines. To date, PREB has approved three of the eight projects and has reserved the right to approve others. As time is of the essence, on March 16, 2026, the Company filed an Urgent Motion for Relief with PREB requesting PREB to order PREPA to enter into negotiations with the Company on its filing. However, there are no guarantees that such an award would become available for Montalva, and the Company would then continue to proceed with Montalva under its settlement agreement.

As PBJL is awaiting a final decision in the RFP, it is currently in the process of finalizing a settlement PPOA for resubmission to PREPA based on the original settlement commercial terms and the smaller project.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation performed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once a settlement, or alternate, PPOA has been finalized with PREPA and submitted to PREB and FOMB for their approval.  Under the current deadline for qualifying for ITC tax credits, Montalva must be operational by December 31, 2027, in order to qualify for the currently available ITC rates. There is no guarantee that FOMB will approve, or is under any obligation to approve, the final PPOA agreed with PREPA and PREB.

In connection with our planned Montalva Solar Project, we have entered into three land lease option agreements in Puerto Rico, the respective terms of which have been extended to December 31, 2026.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions, we would be required to identify and lease an alternative site.  If we are unable to do so, we would be prevented from proceeding with the Montalva Solar Project.

In connection with the planned Montalva Solar Project, the company currently has three separate land lease option agreements covering four parcels for the construction and operation of Montalva.  These parcels are located in the Municipality of Lajas.  The parcels are contiguous to each other providing approximately 600 acres of land for the Montalva project.  Upon execution of the options, these land leases provide for a term of twenty-five years, and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.  The lease option agreements are in effect until December 31, 2026.  If the development of the Montalva Solar Project is delayed beyond that date, and we are not successful in negotiating further extensions of the lease option agreements on terms that are acceptable to us, we would have to identify an alternative site suitable for the Montalva Solar Project.  There is no assurance that we would be able to identify an alternative site, or that we would be able to lease any site that we do identify on terms that are acceptable to us.  In either case, we would be prevented from proceeding with the Montalva Solar Project.

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

Our chief executive officer, our chief financial officer and two directors also serve as executive officers and directors of Captiva Verde Wellness Corp., which is a party to a former joint venture with our Company that has recently been settled in relation to the Sage Ranch Real Estate Project, and one of our directors also serves as a director of that company, which could adversely affect their respective abilities to act impartially and in the best interests of our Company should a dispute arise between the Company and Captiva Verde Wellness Corp.

Captiva Verde Wellness Corp. ("Captiva") is considered a related party as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the chairman of Captiva, Anthony Balic the Chief Financial Officer of the Company is also the Chief Financial Officer of Captiva, Mike Boyd being a director of both companies and Brian Conlan who is a Board member of the Company is the Chief Executive Officer of Captiva. Captiva, is a Canadian public company listed on the Canadian Securities Exchange which is party to a former joint venture with our Company that has recently been settled in relation to the Sage Ranch Real Estate Project, As part of the settlement of the joint venture, we will pay Captiva Verde Wellness Corp. the outstanding $5,591,588 in expenditures that Captiva Verde Wellness Corp. has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. During the year ended December 31, 2024, $1,000,000 of the payable was settled for issuance of 2,197,802 common shares of the Company. On March 13, 2026, the Company issued 1,250,000 common shares to settle $625,000 of the JV Settlement obligation with Captiva. Once the remaining amount has been repaid, Captiva Verde Wellness Corp. will no longer have any further net profits interest in and to the Sage Ranch project. In accordance with applicable corporate laws, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.  In addition, a director is required to abstain from voting in respect of any matter in which the director has a conflict of interest, after disclosing such interest.  Given their involvement with Captiva Verde Wellness Corp., Messrs. Ciachurski, Balic, Conlan and Boyd, may not be in a position to act impartially and in the sole best interests of the Company if a dispute were to arise between the Company and Captiva Verde Wellness Corp., whether in connection with the ongoing payments to Captiva Verde Wellness Corp. as part of the settlement of the joint venture or otherwise.  In addition, the Company's ability to resolve any such dispute could be adversely affected if any of Messrs. Ciachurski, Balic, Conlan or Boyd were required to abstain from negotiations between the parties or in any Company management or board decision-making in relation thereto.

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

Our most advanced development project is Sage Ranch, a 995-home entry level housing project, located on 138 acres of residential real estate located in Tehachapi, California, USA.  As discussed in more detail below under the heading "Sage Ranch Sustainable Real Estate Development," our arm's length acquisition on September 27, 2011 of the vacant land which now comprises Sage Ranch was approved by the TSXV on October 6, 2011 as our Qualifying Transaction, and qualified us for regular listing on the TSXV as a Tier 2 real estate issuer.

We are also pursuing our Montalva Solar Project, a proposed solar and battery photovoltaic renewable generating facility, to be located in municipalities of Guanica and Lajas, Puerto Rico.  However, as described in more detail below, the project has experienced delays and has been subject to ongoing disputes.

Under the terms of its Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") through its Company's wholly owned subsidiary, PBJL Energy Corporation ("PBJL"), the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project") on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement.  After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement. It's the Company's position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA's discretion and that PREPA is liable for damages.  On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract and on August 7, 2020, the Puerto Rico Energy Bureau of the Puerto Rico Public Service Regulatory Board ("PREB") also approved the contract.  Unfortunately, the federal Financial and Oversight Board of Puerto Rico ("FOMB") limited its approval to just two projects and the Montalva contract, along with the other Legacy Projects, was not approved pending a competitive future RFP to be conducted for selecting future renewable energy projects as ordered by FOMB.  As a result, the Company's claims for damages and lawsuit continued to apply.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA and its claims at PREB; (ii) energy pricing that is less than or similar to the RFP Public Tranche contracts in accordance with certain caps; (iii) providing energy storage of 36 MW; (iv) using the Montalva PPOA previously approved by PREPA and PREB in 2020 as the base document for final PPOA agreement; (v) PBJL covering the PREPA sided costs of transmission interconnection and upgrades; and (vi) using a project size of 80 MW.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA with improved commercial terms was drafted and submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA, PREPA formally submitted a finalized settlement PPOA with updated commercial terms consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 4, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board had rejected PBJL's proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions. On April 26, 2025, PREB formally approved the settlement as originally filed as final, binding and enforceable, but withheld final approval pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.

Subsequently, on October 1, 2025, PREPA issued a Notification to Submit Proposals ("RFP") for renewable energy projects in accordance with an executive order issued by the governor of Puerto Rico and Resolution and Order issued by PREB restricted to only those project that had participated in any of the prior RFP Tranches or that had ongoing negotiations on renewable energy contracts with PREPA.  This RFP was initiated based on the urgency of the expiring Investment Tax Credits ("ITC") as set forth in the OBBB bill passed by Congress and signed by the president in July 2025.  The pricing of energy from renewable energy projects is highly dependent on the availability of ITC and will be substantially higher once the tax credits expire.  Montalva qualified for such RFP and on October 14, 2025, submitted a proposal for Montalva with greater solar capacity and larger battery storage than its settlement agreement.  On November 13, 2025, PREPA submitted the proposals received, totaling eight projects, together with evaluation criteria to PREB for their review.  PREB stated it would conclude its review and recommendations by December 13, 2025.  Such an award for Montalva would result in greater returns for the Company than those offered by the settlement agreement and would be fast-tracked once approved in order to meet certain ITC deadlines. To date, PREB has approved three of the eight projects and has reserved the right to approve others. As time is of the essence, on March 16, 2026, the Company filed an Urgent Motion for Relief with PREB requesting PREB to order PREPA to enter into negotiations with the Company on its filing. However, there are no guarantees that such an award would become available for Montalva, and the Company would then continue to proceed with Montalva under its settlement agreement.

As PBJL is awaiting a final decision in the RFP, it is currently in the process of finalizing a settlement PPOA for resubmission to PREPA based on the original settlement commercial terms and the smaller project.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation performed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once a settlement, or alternate, PPOA has been finalized with PREPA and submitted to PREB and FOMB for their approval.  Under the current deadline for qualifying for ITC tax credits, Montalva must be operational by December 31, 2027, in order to qualify for the currently available ITC rates.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA, or alternate PPOA, is approved by PREPA, PREB and FOMB.  There is no guarantee that FOMB will approve, or is under any obligation to approve, the final PPOA agreed with PREPA and PREB.

The following table summarizes the current status of our Sage Ranch sustainable real estate project and the Montalva Solar Project:

Project	Current Status	Next Steps
Sustainable Real Estate Development Project - California
Sage Ranch Sustainable Real Estate Project
  Vacant land
  City of Tehachapi, CA, Planned Development Zoning Approval Process initiated
    Planning Commission approval of Preliminary Development Plan obtained February 11, 2019
    City Council approval of Entitlement, the Final Master Development Plan, 995 home Tract Map and Final Environmental Report obtained September 12, 2021
    On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Phase 1 PDP. On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The city and the Company have already started work to comply with the mandates of the proposed writ.

  Seven phases planned over a 4 to 7 year period, at rate of 144-250 homes per year
  Precise Development Plan required for each phase
    Approval of Phase 1 Precise Development Plan received on November 13, 2023
    Applications for permits required for commencement of Phase 1 construction to be made. Phase 1 construction is anticipated to begin shortly after the Company has obtained such permits, subject to any revisions made by the city to the Final EIR.

Renewable Energy - Puerto Rico
Montalva Solar Project
  Vacant leased land.
  In May 2013, Greenbriar acquired PBJL Energy Company ("PBJL") which owns a 100 MW solar energy Master Power Purchase and Operation Agreement with PREPA dated December 20, 2011, as amended.
  In September and December 2013, PBJL entered into four land lease option agreements in Puerto Rico for two sites located in close proximity that can be developed as a single project of 165 MW.
  Currently, the Company has three active land lease agreements for approximately 600 acres enough for 100 MW.
  On April 25, 2018, the United States Financial Management and Oversight Board designated the (100 MW) Montalva Solar Project as a Critical Project
  PJBL entered into a reduced 80 MW Power Purchase and Operating Agreement with PREPA as a Legacy Project which was approved by the PREPA Governing Board on May 28, 2020, and PREB on August 7, 2020, but not approved by FOMB.

  The Company is currently negotiating a final settlement PPOA with PREPA and anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

Project	Current Status	Next Steps

  PJBL has completed:
    Site layout and preliminary design EPC for an Environmental Impact Statement for total project size of 165 MW AC and 395 MW DC
    ALTA (American Land Title Association) land surveys
    preliminary geotechnical investigations
  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board (the "FOMB") approved just two Legacy Projects but did not approve of the other Legacy Projects including the Montalva Solar Project.
  On October 4, 2023, the Company announced that the Company and the PREPA have executed a formal settlement agreement, approved by PREB on April 24, 2025, pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.
    Under the settlement agreement, PBJL will withdraw its US $951,000,000 claim against PREPA
    The PPOA between the Company and PREPA dated July 20, 2020, will serve as the base document.
    Under the settlement, PBJL will cover the PREPA side interconnection and transmission upgrade costs with a cap.
    The project size is 80 MWac.
    Under the settlement, PREPA has no obligation for the full 165 MWac as proposed by the Company although PREPA may elect to take the expanded capacity at their sole discretion

Project	Current Status	Next Steps

  On October 1, 2025, PREPA issued a Notification to Submit Proposals under an accelerated RFP process for certain qualifying renewable energy projects ("RFP") in accordance with an executive order issued by the governor and on October 14, 2025, and the Company submitted a proposal for Montalva with improved commercial terms consistent with the Tranche 4 RFP pricing targets and with greater solar capacity and larger battery storage than its settlement agreement.
  PREB has approved three of the eight accelerated RFP projects submitted under the RFP and has reserved the right to approve additional projects including Montalva.
  PBJL is awaiting a final decision in the RFP and is currently in the process of finalizing a settlement PPOA for resubmission to PREPA based on the original settlement commercial terms and the smaller project

Additional information related to us is available on SEDAR+ at www.sedarplus.ca and www.greenbriarliving.com. We do not incorporate the contents of our website or of sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report.  In addition, the SEC maintains an internet site that contains periodic reports, proxy and information statements (which are furnished to the SEC on Form 6-K, as we are not subject to SEC proxy solicitation rules), and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

B. General Description of Business

The Company's business focus is the acquisition, permitting, zoning, management, development, construction and sale of commercial, industrial and sustainable residential real estate; plus the development, financing, construction and operation of renewable energy facilities in North America.  Greenbriar is listed as a Tier 2 Issuer on the TSXV under the symbol "GRB".

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

On March 30, 2022, the Company executed a US$40,000,000 mandate agreement with Voya Investment Management (Voya IM), LLC ("Voya"), the asset management business of Voya Financial, Inc., which has been amended from time to time with the latest amendment entered into on November 25, 2025, for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3-year) warrants at $1.25 per share at closing, or the same amount plus a US$1,000,000 cash break-up fee if we chose another lender. On April 2, 2024, Voya furnished a letter to the Company that does not constitute a commitment to lend but sets forth certain indicative terms and conditions upon which Voya will use commercially reasonable efforts to structure and provide the proposed financing.

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva the outstanding $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. During the year ended December 31, 2024, the Company settled $1,000,000 of the Captiva payable in exchange for the issuance of 2,197,802. On March 13, 2026, the Company issued 1,250,000 common shares to settle $625,000 of the JV Settlement obligation with Captiva.

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

The Sage Ranch Project, as approved by City Council, requires no less than 446 gross acre-feet of water pumping rights. Based on historical information published by the City, the City currently has a surplus availability of 770 acre-feet of water. As of the date of this report, the Company owns or has access to an aggregate of 282 acre-feet of water rights to supply the Sage Ranch Project. The Company's adjudicated deeded water rights is equal to 76 acre-feet (or 26.9% of the aggregate 282 acre-feet available to the Company).

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

We are planning to complete Sage Ranch in six phases over a period of approximately four to seven years at the rate of between 144 to 250 homes per year.

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

Sage Ranch is a 40-minute drive from 1,000,000 people who live in Greater Bakersfield and Antelope Valley and a 90 minute drive from 25,000,000 people of Greater Metropolitan Los Angeles.

The principal regulator of the Sage Ranch project is the City of Tehachapi.

Competition

There are no similar projects like Sage Ranch within a 50-mile radius of the project.

Montalva Solar Project

Overview

The Montalva Solar Farm Project (the "Montalva Solar Project") is a proposed solar and battery photovoltaic ("PV") renewable solar electricity generating facility, to be located in the municipalities of Guanica and Lajas, Puerto Rico.  At full buildout, the Montalva Solar Project will be an innovative (very high direct current (DC) to alternating current (AC) ratio) 395 megawatt (MW) DC and 165 MW AC PV station covering approximately 1,800 cuerdas (1,747 acres).  The station will include a battery energy storage facility for up to six hours of evening and nighttime energy delivery as well as a separate battery energy storage system to support the minimum technical requirement of the system operator.

The Company plan calls for the Montalva Solar Project to be built in multiple phases, with the initial phase being for 80 MW AC.  Upon completion of the initial phase, the station is expected to be capable of producing approximately 280,000,000 kilowatt hours of energy per year - enough power for at least 30,000 homes.  The Company expect that commercial operations could commence a few weeks after completion of the construction of the facility.

Initial construction, consisting of site preparation, roadbuilding and foundations, was originally expected to be completed by Dec. 31, 2020, with completion of the first phase station originally scheduled for early 2022.  However, as discussed in more detail below, this project has experienced delays and has been the subject of litigation.

As currently planned, the initial phase of the Montalva Solar Project would be developed under a Settlement Agreement reached with PREB on October 3, 2023, and would be based on the PPOA between the Company and PREPA dated July 20, 2020. The PPOA has a 25-year term that would start on the commencement of commercial operations, with options to extend the agreement by mutual agreement for two additional five-year terms (for a total term of up to 35 years). The agreement additionally provides for increases in the power generating capacity by mutual agreement of the parties. The PPOA has been subject to litigation, and a settlement agreement with regards to the litigation has been entered into and is subject to approval of PREPA, PREB and the FOMB, as further described in Item 4A above.  The following table summarizes the key terms of the PPOA:

Subject	PPOA Provision
Term	25 years with two five-year renewal periods
Initial Interconnectivity Capacity	80 MW with 36 MW battery energy storage to meet MTRs.
Energy Tariff or Contract Rate	Deliveries above 115% of initial installed capacity at 80% of base price
Requirement for Minimum Deliveries	Penalties if production falls below 85% of the expected annual deliveries
Reductions in Deliveries	PREPA may curtail deliveries in emergencies or as a result of system operating problems and up to 40 hours per year without penalty.
Guaranteed Final Notice to Proceed Date	365 days from the effective date
Guaranteed Commercial Operation Date	Within 30 months of the final notice to proceed date
Green Credits	Conveyed to PREPA with no additional charge under the Energy Tariff

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

Project Location

Location of the Montalvo Solar Project in Puerto Rico

Project Team

Greenbriar's project team members are experienced in the development, engineering, financing, construction and operation of large and highly successful renewable energy facilities, performing all aspects of land acquisition, project development, permitting, engineering, procurement, financing, operations and administration:

• Jeffrey Ciachurski, Greenbriar's CEO, is the former principal executive officer of Western Wind Energy Corp., which was acquired and merged with Brookfield Renewable Energy Partners in March 2013 under a $420 million acquisition by Brookfield.  Western Wind Energy developed, financed, owned and operated the 120 MW Windstar Wind Energy project in Tehachapi, California, and other solar and wind operating assets in Arizona and California.  Western Wind Energy was also involved in the development of the Yabucoa Solar Project in Puerto Rico where $55 Million of equipment was purchased for Yabucoa.

• Clifford Webb, the president of Greenbriar, was formerly the Chief Engineer for the California Energy Commission and Division Chief of the Engineering and Environmental Division and was later directly involved in approving and awarding 2,500 MW of solar and wind contracts as a Director of Renewable Energy Procurement at Southern California Edison Company. He managed the development, permitting, engineering design and construction of the 355 MW Solar Luz SEGS plants constructed in the California, which was the world's largest solar facility at the time and for many years.

• In the past three years, the management team and certain advisors to the Company have built or been involved in the financing of 54 new solar, wind and geothermal facilities with other companies.

• Greenbriar's executive and finance team have either directly participated in, or been involved, along with other companies in the financing and the construction of over 50,000 MW of solar and wind facilities since 2003, totaling approximately $180 billion.

History of Development and Project Overview

In May 2013 the Company acquired a 100% interest in and to PBJL Energy Company, ("PBJL") a Puerto Rican Company that owns a 100 MW solar energy Master Power Purchase and Operation Agreement (the "Master PPOA") with the Puerto Rico Electric Power Authority ("PREPA") dated December 20, 2011, as amended.  The consideration for the 100% interest was USD $1,100,000 cash to two arm's length individuals for 66.6% of the shares of PBJL and a commitment to pay USD $500,000 cash to the spouse of a director who transferred the remaining 33.4% on the same date in 2013.

In September and December 2013, the Company, acting through its subsidiary Greenbriar Capital (US) LLC, entered into four land lease option agreements in Puerto Rico (as amended, the "Montalva Lease Option Agreements"). The Montalva Lease Option Agreements are for two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC.  Since entering into the Montalva Lease Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements covering the four lease options expired on December 30, 2025, and three of the option agreements have been extended to December 31, 2026.  All three option agreements comprising the Montalva Lease Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company's option.

Under the terms of the Master PPOA, the Company filed its proposal for the 100 MW AC Montalva Solar Project ("Montalva") with PREPA on September 5, 2013, requesting an interconnection evaluation and the issuance of a project specific PPOAfor the project.  After delays by PREPA, and in the face of PREPA's failure to respond to the Company's numerous requests for the outstanding interconnection evaluation and the issuance of a project-specific PPOA for the Montalva Solar Project, the Company filed a Notice of Default under the Master PPOA with PREPA on September 24, 2014. PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects, and, further, that it had met its obligations under the Master PPOA.

On May 15, 2015, the Company filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement and for monetary damages of US$210 million.  This was followed by the filing in May 2018 of a US Federal RICO lawsuit against PREPA for US $951 Million.  This filing was suspended as a result of PREPA approving the form of settlement contract on July 20, 2020.

On April 25, 2018, the United States Financial Management and Oversight Board designated the (100 MW) Montalva Solar Project as a Critical Project and approved to proceed to the next stage of the approval process.  This process was later suspended by FOMB.

In response to a request from PREPA in February 2019, the Company met with PREPA representatives and re-opened negotiations with the view to moving forward with the Montalva Solar Project.  In response to a request from PREPA to treat Montalva as a Legacy Project, PBJL submitted a formal proposal to PREPA in May 2019 offering up to 165 MW AC with a larger footprint for the Montalva Solar Project.  However, due to transmission constraints identified by PREPA's consultants, the Montalva Solar Project is currently configured to deliver as a first phase 80 MW AC at the point of interconnection.

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract and on August 7, 2020, the Puerto Rico Energy Bureau of the Puerto Rico Public Service Regulatory Board ("PREB") also unanimous approved the contract.  Unfortunately, the federal Financial and Oversight Board of Puerto Rico ("FOMB") limited its approval to just two projects and the Montalva contract, along with the other Legacy Projects, was not approved pending a competitive future RFP to be conducted for selecting future renewable energy projects as ordered by FOMB.  As a result, the Company's claims for damages and lawsuit continued to apply.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA and its claims at PREB; (ii) energy pricing that is less than or similar to the RFP Public Tranche contracts in accordance with certain caps; (iii) providing energy storage of 36 MW; (iv) using the Montalva PPOA previously approved by PREPA and PREB in 2020 as the base document for final PPOA agreement; (v) PBJL covering the PREPA sided costs of transmission interconnection and upgrades; and (vi) using a project size of 80 MW.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA with improved commercial terms was drafted and submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA, PREPA formally submitted a finalized settlement PPOA with updated commercial terms consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 4, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board had rejected PBJL's proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions. On April 26, 2025, PREB formally approved the settlement as originally filed as final, binding and enforceable, but withheld final approval pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.

Subsequently, on October 1, 2025, PREPA issued a Notification to Submit Proposals ("RFP") for renewable energy projects in accordance with an executive order issued by the governor of Puerto Rico and Resolution and Order issued by PREB restricted to only those project that had participated in any of the prior RFP Tranches or that had ongoing negotiations on renewable energy contracts with PREPA.  This RFP was initiated based on the urgency of the expiring Investment Tax Credits ("ITC") as set forth in the OBBB bill passed by Congress and signed by the president in July 2025.  The pricing of energy from renewable energy projects is highly dependent on the availability of ITC and will be substantially higher once the tax credits expire.  Montalva qualified for such RFP and on October 14, 2025, submitted a proposal for Montalva with greater solar capacity and a large BESS not included in its settlement agreement.  On November 13, 2025, PREPA submitted the proposals received, totaling eight projects, together with evaluation criteria to PREB for their review.  PREB stated it would conclude its review and recommendations by December 13, 2025.  Such an award for Montalva would result in greater returns for the Company than those offered by the settlement agreement and would be fast-tracked once approved in order to meet certain ITC deadlines. To date, PREB has approved three of the eight projects and has reserved the right to approve others. As time is of the essence, on March 16, 2026, the Company filed an Urgent Motion for Relief with PREB requesting PREB to order PREPA to enter into negotiations with the Company on its filing. However, there are no guarantees that such an award would become available for Montalva, and the Company would then continue to proceed with Montalva under its settlement agreement.

As PBJL is awaiting a final decision in the RFP, it is currently in the process of finalizing a settlement PPOA for resubmission to PREPA based on the original settlement commercial terms and the smaller project.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation performed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once a settlement PPOA has been finalized with PREPA and submitted to PREB and FOMB for their approval.  Under the current deadline for qualifying for ITC tax credits, Montalva must be operational by December 31, 2027, in order to receive the currently available ITC rates.

The Site

Located in southwest Puerto Rico in the Municipalities of Guanica and Lajas adjacent to State Highway 116, the Montalva Solar Project will be located approximately four miles west of the city of Guanica and three miles west of the city of Ensenada. Approximately half of the site is in the Municipality of Guanica and half in the Municipality of Lajas straddling both sides of the dividing line between the municipalities. The lands comprising the Montalva Solar Project are a relatively flat coastal plain setting without wetlands or active streams are currently used primarily for cattle grazing. There is no active agricultural due to a lack of suitable water.

The Montalva Solar Project is located in an area having among the highest solar irradiance and annual solar insolation in Puerto Rico and is located in an area generally protected from hurricanes by the interior mountains and the counter clockwise rotation of hurricanes making Montalva a superior location for development.  It is likewise in a location of low annual cloud cover and rainfall.

An existing 115 kV PREPA transmission line also traverses the project site.  The site for the Montalva Solar Project is also approximately 18 miles from the Costa Sur 230 kV transmission lines and control center in Guayanilla making for a reliable and minimum transmission losses to the load centers in San Juan.

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

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The three option agreements located in Lajas totalling approximately 600 acres and enough to construct the project under the settlement agreement have been extended to  December 31, 2026.

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

Design of the Facility

The Montalva Solar Project is being designed as a fixed-tilt solar field using state-of-the-art commercially available PV panels rated at approximately 600-650 watts DC at 1500 volts and high efficiency.. In addition to the solar panels and racking support system, the project is being designed incorporating commercially available equipment consisting of inverters, step-up transformers, combiner boxes, DC & AC cabling, collector substation, switchgear, circuit protection devices, substation transformer, interconnection switchyard and associated equipment. The commercially available equipment will be made subject to performance guarantees and long-term warranties for the electrical design and delivery of grid quality power to the PREPA electrical system.

Preliminary optimization of project output has indicated a 2.00 DC to AC ratio resulting in an initial phase project size of 160 MW DC at 80 MW AC and up to 395 MW DC for full buildout of the 165 MW AC capacity, together with planned expansion to 100% nameplate (being the intended full-load output of the power facility - 395 MW DC and 165 MW AC) battery storage, in order to meet the demands of PREPA depending on the availability of transmission capacity and electrical system load flows. The initial phase design includes a battery energy storage system sized at 45% of nameplate in order to meet all of PREPA's minimum technical standards for frequency and ramp rate control for stability of the electrical grid due to intermittent generation of the solar field.

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

The Montalva Solar Project will connect to the existing 115 kV PREPA transmission line that traverses the site to feed power to the Puerto Rican electrical grid. The interconnection point will be an on-site tap or sectionalizer to be designed and constructed by PBJL.  The Montalva Solar Project's close (18 miles) access to the Costa Sur 230 kV transmission lines and control center in Guayanilla will provide an opportunity for increased transmission capacity for the project over other locations and has the opportunity to provide superior reliability while minimizing transmission losses to load centers in San Juan.  In addition, as part of the Montalva Solar Project, PBJL as an option may replace the 7.38-mile segment of the 115 kV transmission line that runs from the project site to the San German Substation. The new segment is intended to improve previous transmission line instability, increase regional reliability and provide microgird connectivity in the event of natural disasters and loss of outside generation to the area.

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

The design can deliver more than nameplate capacity during daytime hours when transmission capacity is available than lower DC/AC ratings. When not deliverable due to the transmission and interconnection constraints or contractual limitations, any excess capacity is either clipped by the inverter or can be stored in batteries if available for later delivery. Furthermore, adding PV modules (which are relatively cost-effective) to feed a specific sized inverter above a project's rated peak AC nameplate capacity can result in bringing the inverter up to its best efficiency earlier in the day and to the inverter's full capacity for longer periods of time as well as excess generation above the transmission capacity rating to charge battery storage systems if available for later delivery of the excess generation. Adding modules also offsets the effects and impacts of panel soiling, low solar irradiance angles as the sun passes overhead, passing clouds, reduced output due to temperature effects and degradation as the modules age. Having the facility at maximum output for longer periods of time with excess capacity to offset degradation more than offset the higher cost of the panels, and the power losses due to clipping, when they occur, can be diverted to battery storage if available. The optimum solution with high DC/AC ratios is to store the excess for later delivery when transmission capacity is available.

A recently completed engineering design of the project site has indicated that, for the initial phase of 80 MW AC and battery storage, 42 solar array blocks of 650-watt panels rated at 3.875 MW DC for each block can be constructed on the two site segments south of Highway 116 for a total of 162.75 MW DC. The two site segments can be later expanded for a total of 70 solar arrays and a total of 271.25 MW DC. Preliminary design of the site segment north of Highway 116 can support 38 solar array blocks of 3.875 MW DC for an additional 124.00 MW DC.

Having three multiple sites over a mile apart center to center provides greater reliability of generation due to separation and offer improved reliability as compared to smaller projects due to the time lapse for clouds to move over the site or to totally cover the site.  With leased land available, extra panels will be added to absorb initial generation losses at peak output and will provide more hours of rated generation to PREPA for ease of generation dispatch of PREPA's on-line generation fleet thereby optimizing plant load factors and minimizing the need for auxiliary services backup generation.

Permitting

PBJL has conducted extensive environmental, cultural and archaeological studies and surveys of the project sites and prepared an Environmental Impact Statement (EIS) delineating the environmental setting, the existing socioeconomic setting and the potential construction and operational impacts of a total project size of 395 MW DC and 165 MW AC. The EIS likewise incorporated mitigation measures to compensate for impacts to flora and fauna and from activities associated with construction and operation of Montalva.

In addition to the environmental surveys conducted and the EIS prepared, PBJL has completed ALTA (American Land Title Association) surveys of both sites and has conducted a preliminary geotechnical investigation together with site borings.

Capital Costs and Financing

Greenbriar has a dedicated team that has been developing the Montalva Solar Project since 2012.  A total of $6.3 million has been invested in developing the Montalva Solar Project through December 31, 2025, not including corporate management and overhead costs in excess of $1.0 million.

Project costs including financing costs, development fees, completion fees, O&M (operation and maintenance) reserves, spare parts and working capital will result in a total project cost of approximately $200 million.  Final project costs will be dependent on the final cost of PV panels, batteries. Inverters and other major equipment at the exact date of purchase and the construction costs.  The project cost estimate is based on prior hard bids and current estimates. The Company expects that it will raise capital for the Montalva Solar Project from the following traditional financing sources: project equity, corporate equity, tax equity, mezzanine capital, institutional debt, and bank debt.  No determination has been made on the final form of financing.  The following table is illustrative of the type of financing being considered:

• Senior Lender Term Loan $135,000,000

• Tax Equity Investor $  40,000,000

• Mezzanine Capital $  10,000,000

• Non-tax Cash Equity $  15,000,000

• Total Project Cost $200,000,000

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

The following table outlines the anticipated timeline for each of the six phases of development of the Sage Ranch real estate project:

Activity	2026	2027	2028	2029	2030	2031
Pre-Construction and Permitting	►►►►
Phase 1 (227,868 SF and 144 units)	►►►►
Phase 2a and 2b (325,756 SF and 196 units)		►►►►
Phase 3 (300,266 SF and 142 units)			►►►►
Phase 4a (206,050 SF and 204 units)				►►►►
Phase 4b and 5 (365,533 SF and 183 units)					►►►►
Phase 6a and 6b (174,300 SF and 126 units)						►►►►

As described above, we are party to a joint venture with Captiva in relation to our Sage Ranch real estate project, pursuant to which Captiva had agreed to fund all development expenditures for a 50% net profits interest. We have agreed to settle our joint venture with Captiva, pursuant to which we will pay Captiva the outstanding $5,591,588 in expenditures that Captiva has spent on the Sage Ranch real estate project in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Once the amount has been repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. During the year ended December 31, 2024, $1,000,000 of the payable was settled for issuance of 2,197,802 common shares of the Company. On March 13, 2026, the Company issued 1,250,000 common shares to settle $625,000 of the JV Settlement obligation with Captiva. If we are unable to meet this ongoing obligation, Captiva will continue to have a further net profits interest in and to the Sage Ranch project.

Assuming that the development of the Sage Ranch real estate project is advanced in accordance with the anticipated timeline summarized above, we expect that the first sales of units will take place during the year ending December 31, 2026.  We do not expect to earn any revenues from the project before then.

Montalva Solar Project

As described above, the initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement and settlement agreement between the Company and PREPA dated October 3, 2023. The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA and its claims at PREB; (ii) energy pricing that is less than or similar to the RFP Public Tranche contracts in accordance with certain caps; (iii) providing energy storage of 36 MW; (iv) using the Montalva PPOA previously approved by PREPA and PREB in 2020 as the base document for final PPOA agreement; (v) PBJL covering the PREPA sided costs of transmission interconnection and upgrades; and (vi) using a project size of 80 MW.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA with improved commercial terms was drafted and submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA, PREPA formally submitted a finalized settlement PPOA with updated commercial terms consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 4, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board had rejected PBJL's proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions. On April 26, 2025, PREB formally approved the settlement as originally filed as binding and enforceable, but withheld final approval pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.  A previous interconnection study and evaluation performed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by PREPA, PREB and FOMB.

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

AS DESCRIBED ABOVE, SINCE ENTERING INTO THE MONTALVA AND LAJAS OPTION AGREEMENTS, THE COMPANY HAS NEGOTIATED EXTENSIONS OF THE TERMS OF THE AGREEMENTS SEVERAL TIMES.  RECENTLY, THE LAJAS OPTION AGREEMENTS HAVE BEEN EXTENDED TO DECEMBER 31, 2026.  THIS IS ENOUGH LAND TO CONSTRUCT AND OPERATE MONTALVA UNDER THE TERMS OF THE SETTLEMENT AGREEMENT. THE OPTION AGREEMENTS PROVIDE FOR A LEASE TERM OF TWENTY-FIVE YEARS FROM THE DATE OF EXECUTION AND MAY BE EXTENDED FOR UP TO FOUR ADDITIONAL CONSECUTIVE PERIODS OF FIVE-YEARS EACH, AT THE COMPANY'S OPTION

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as at and for the fiscal years ended December 31, 2025, 2024 and 2023, together with the notes thereto. Our financial statements included in this Annual Report were prepared in accordance with IFRS.

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

A. Operating Results

Results of Operations for the Year ended December 31, 2025 as Compared to the Year Ended December 31, 2024 and to the Year Ended December 31, 2023

The Company recorded a net loss of $1,525,965 for the year ended December 31, 2025, compared to a net loss of $5,135,576 for the year ended December 31, 2024 and a net loss of $2,813,835 for the year ended December 31, 2023. Loss per share (basic and diluted) was $(0.04) in 2025, compared to $(0.15) in 2024 and $(0.08) in 2023. The year-over-year reduction in net loss reflects both lower general and administrative expenses and a net improvement in other income and expenses, as discussed below.

General and administrative expenses

Total general and administrative expenses decreased to $1,920,285 in 2025 from $2,084,404 in 2024 and $2,932,596 in 2023. The principal drivers of the year-over-year changes were:

• Consulting and management fees of $868,385 (2024: $806,557; 2023: $620,682). The modest increase relative to 2024 is the result of an increase in the USD to CAD fx rate as a significant portion of consulting fees are in USD.

• General and administrative costs of $293,410 (2024: $310,018; 2023: $493,930), decreased over the years reflecting continued cost cutting implemented by the Company.

• Marketing and donations of $nil (2024: $14,883; 2023: $61,614), reflecting the absence of marketing activity in the current year.

• Professional fees of $521,568 (2024: $618,412; 2023: $580,180). The decrease from 2024 reflects lower legal fees and audit fees from the prior year which resulted from the restatement in 2024.

• Share-based payment expense of $236,922 (2024: $334,534; 2023: $1,176,190). The year-over-year decrease is a non-cash item and reflects fewer stock options granted during the year.

Other expenses and income, net

Other expenses and income were income of $394,320 in 2025, compared to an expense of $3,051,172 in 2024 and income of $118,761 in 2023. The principal movements in 2025 compared to 2024 and 2023 were:

• A foreign exchange gain of $557,477 (2024: loss of $651,807; 2023: gain of $133,468), reflecting the impact of changes in exchange rate on the Company's foreign-currency-denominated monetary items.

• An unrealized gain on marketable securities of $1,341,000 (2024: loss of $30,510; 2023: $nil), reflecting the mark-to-market increase in the fair value of the Company's investment in Green Matters shares based on the price of the most recent financing.

• A fair value gain on the derivative liability of $845,203 (2024: gain of $86,001; 2023: gain of $117,648), reflecting the remeasurement of the embedded derivative on the Company's convertible debt instrument at year-end.

• Interest expense and bank charges of $977,605 (2024: $688,130; 2023: $97,570). The increase reflects the increased amount of interest-bearing promissory notes received during the current year.

• Accretion expense on convertible debt of $509,607 (2024: $434,341; 2023: $112,465) and accretion on the joint venture settlement obligation of $459,408 (2024: $552,928; 2023: $185,587). These are non-cash items reflecting the unwinding of the discount on the respective instruments.

• A loss on shares for debt settlement of $402,740, reflecting the difference between the fair value of common shares and warrants issued and the carrying value of the debt settled during the current year.

• The Company did not record a loss on share settlement of the joint venture settlement obligation in 2025 (2024: $538,461) and did not record a loss on modification of the joint venture settlement obligation in 2025 (2024: $246,168).

The Company recorded a cumulative translation loss of $918,282 in 2025, compared to a cumulative translation gain of $1,438,316 in 2024 and a loss of $380,197 in 2023. The cumulative translation adjustment reflects the translation of the financial statements of the Company's foreign subsidiaries and equity-accounted investments from their respective functional currencies into the Canadian dollar presentation currency.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	$	$	$
Consulting and management fees	(868,385)	(806,557)	(620,682)
General and administrative	(293,410)	(310,018)	(493,930)
Marketing and donations	-	(14,883)	(61,614)
Professional Fees	(521,568)	(618,412)	(580,180)
Share-based payment expense	(236,922)	(334,534)	(1,176,190)
	(1,920,285)	(2,084,404)	(2,932,596)
Foreign exchange (loss) gain	557,477	(651,807)	134,068
Accretion expense on convertible debt	(509,607)	(434,341)	(112,465)
Accretion on joint venture settlement obligation	(459,408)	(552,928)	(185,587)
Interest expense and bank chares	(977,605)	(688,130)	(97,570)
Unrealized gain (loss) on marketable securities	1,341,000	(30,510)	-
Loss on modification of joint venture settlement obligation	-	(246,168)	-
Gain on settlement of accounts payable and accrued liabilities	-	5,172	321,115

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Loss on shares for debt settlement	(402,740)	-	-
Interest income	-	-	29,333
Loss on share settlement of joint venture settlement obligation	-	(538,461)	-
Transaction costs expensed on convertible debt	-	-	(87,781)
Fair value adjustment on derivative liability	845,203	86,001	117,648
Loss	(1,525,965)	(5,135,576)	(2,813,835)
Other comprehensive gain (loss)	(918,282)	1,438,316	(380,197)
Net loss and comprehensive loss	(2,444,247)	(3,697,260)	(3,194,032)
Basic/Diluted (loss) income per share	(0.04)	(0.15)	(0.08)

B. Liquidity and Capital Resources

	Consolidated Statement of Financial Position
	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	$	$	$
Cash and cash equivalents	57,539	(54,227)	47,098
Current Assets	3,223,102	1,793,683	2,550,909
Total Assets	21,554,750	20,263,844	18,113,760
Current Liabilities	15,978,134	12,637,275	9,029,429
Total Liabilities	17,738,987	16,175,698	13,112,699

The Company had a cash balance of $57,539 as of December 31, 2025. Cash outflow from operating activities was $0.3 million, lower compared to outflow of $1.2 million in 2024 and outflow of $2.2 million in 2023, due to change in working capital items (e.g. increase in accounts payables), net of corporate expenses.

Cash inflow from financing activities in the current year ended December 31, 2025, was $1.3 million which is the result of the Company receiving net additional loans of $1.1 million, net of $183,500 in payments on the Captiva JV settlement obligation, and $300,000 in private placement proceeds.

Cash outflow from investing activities in the current year ended December 31, 2025, was $0.8 million as the Company capitalized the costs related to Sage Ranch and Montalva.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jeffrey J. Ciachurski, Arizona, USA	65	Chief Executive Officer and Director	April 2, 2009
Clifford M. Webb(1)(2)(3) , California, U.S.	79	President and Director	February 18, 2013
Anthony Balic, British Columbia, Canada	42	Chief Financial Officer and Corporate Secretary	January 28, 2020
Daniel Kunz, Idaho, U.S.	72	Director and Chairman of the Board	October 30, 2013
J. Michael Boyd(1)(2)(3), Arizona, U.S.	71	Director	September 8, 2011
William Sutherland(1)(2)(3), Ontario, Canada	72	Director	August 21, 2017
Brian Conlan , Florida, U.S.	44	Director	December 4, 2025

______________________________

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

Brian Conlan

Brian is the President and co-founder of AHP Strategies, a US government contractor specializing in aerospace and maritime environments, as well as the co-founder and partner of ASNF Holdings, LLC, a leading investment firm in both residential and commercial real estate. In addition to his businesses, Brian served in a variety of roles in the United States Department of Defense and US State Department, respectively, retiring as a Commander after 20 years of full-time service. Beginning his career as a Navy Pilot, Brian served as an Aide-de-camp, Nuclear Aircraft Carrier Navigator, and subsequently as Acting Executive Officer of the nuclear aircraft carrier, USS John C. Stennis. Later in his career, he transitioned into unmanned systems and served as the Commanding Officer of VUP-19, the US Navy's first Unmanned Aircraft squadron where he commanded operations for a USD $13 billion capital program, leading 700 active, reserve, and civilian personnel operating simultaneously from locations in the Middle East, Asia, and the US.  Brian founded the Joint Unmanned Interagency Collaboration Enterprise in 2021, and was selected as an Unmanned Systems Advisor to senior Pentagon staff, including Deputy, US Special Operations Command and NATO. Brian is a graduate of the College of William and Mary and the US Air Force Air Command and Staff College.

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

• Brian Conlan

• Daniel Kunz; and

• William Sutherland.

Code of Business Conduct and Ethics

The Board adopted a formal written Code of Business Conduct and Ethics on May 10, 2022. In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors will make in fiscal 2026 with respect to its Named Executive Officers (as herein defined).

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

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Greenbriar or its subsidiaries, to each of the executive officers set out below (each, a "Named Executive Officer") and director of Greenbriar, in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officer or a director of Greenbriar for services provided and for services to be provided, directly or indirectly, to Greenbriar or its subsidiaries in the two most recently completed financial years ended December 31, 2025 and December 31, 2024.

Executive Officer and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Jeffrey J. Ciachurski	2025	$350,163	Nil	Nil	Nil	Nil	$350,163
Chief Executive Officer and Director	2024	$341,146	Nil	Nil	Nil	Nil	$341,146
Clifford M. Webb	2025	$223,603	Nil	Nil	Nil	Nil	$223,603
President and Director	2024	$181,773	Nil	Nil	Nil	Nil	$181,773

Anthony Balic	2025	$177,000	Nil	Nil	Nil	Nil	$177,000
Chief Financial Officer	2024	$132,000	Nil	Nil	Nil	Nil	$132,000

Stock Options and Other Compensation Securities

There were no compensation securities granted to the Named Executive Officers and directors during the year ended December 31, 2025:

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

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plans which Greenbriar currently has in place is the Stock Option Plan which was approved by Greenbriar's shareholders on July 7, 2025; The following table sets forth, as at December 31, 2025, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities covered by awards granted(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2) (c)
Equity compensation plans approved by securityholders	3,637,000	$0.85	448,109
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,637,000	$0.85	448,109

Notes

(1) A total of 3,637,000 options are outstanding which have been granted pursuant to Greenbriar's Stock Option Plan.

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

D. Employees

We have no full-time or part-time employees, as of December 31, 2025.  However, Mr. Jeffrey Ciachurski, Mr. Clifford Webb and Mr. Anthony Balic serve as the Company's chief executive officer, president and chief financial officer, respectively.  Each provide their respective services under consulting agreements.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The following table sets forth details for all stock options held by our officers and directors as at April 30, 2026:

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
Chief Executive Officer and Director

Warrants

As of April 30, 2026, there are no Warrants, exercisable into common shares of the Company, held by our officers and directors.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of April 30, 2026, by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jeffrey J. Ciachurski(3), Chief Executive Officer and Director	4,416,130	10.20%
J. Michael Boyd(4), Director	274,936	0.64%
Daniel Kunz(5), Director	701,900	1.62%
Clifford Webb(6), President and a director	2,416,039	5.58%
William Sutherland (7), a director	616,400	1.42%
Anthony Balic(8), Chief Financial Officer and Corporate Secretary	350,000	0.81%
Brian Conlan(9), Director	901,015	2.08%
Directors and Executive Officers as a Group (Seven Persons)	9,676,420	22.36%
Other 5% or more Shareholders:
N/A	-	-

______________________________

Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on April 30, 2026.

(2) The percentage is calculated based on 43,274,983 common shares that were outstanding as of April 30, 2026.

(3) Shares beneficially owned consists of (i) 2,563,830 Common Shares held directly by Mr. Ciachurski, (ii) 1,715,300 Common Shares held of record by Mr. Ciachurski's wife and (iii) stock options to purchase 137,000 Common Shares which have vested.

(4) Shares beneficially owned consists of (i) 74,936 Common Shares held directly by Mr. Boyd and (ii) stock options to purchase 200,000 Common Shares which have vested.

(5) Shares beneficially owned consists of (i) 501,900 Common Shares held directly by Mr. Kunz, and (ii) stock options to purchase 200,000 Common Shares which have vested.

(6) Shares beneficially owned consists of (i) 2,216,039 Common Shares held directly by Mr. Webb, and (ii) stock options to purchase 200,000 Common Shares which have vested.

(7) Shares beneficially owned consists of (i) 345,000 Common Shares held directly by Mr. Sutherland, (ii) 71,400 held by a corporation controlled by Mr. Sutherland and (ii) stock options to purchase 200,000 Common Shares which have vested.

(8) Shares beneficially owned consists of 150,000 Common Shares held directly by Mr. Balic and (ii) stock options to purchase 200,000 Common Shares which have vested.

(9) Shares beneficially owned consists of (i) 901,015 Common Shares held directly by Mr. Conlan.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at April 30, 2026 there were 30 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9.

B. Related Party Transactions

As at April 30, 2026, the Company had $2,841,519 (December 31, 2025 - $2,334,268; December 31, 2024 - $2,164,732; December 31, 2023 - $1,778,306) in accounts payable and accrued liabilities to related parties. During the year ended December 31, 2025, related party loans and promissory notes totaled $1,896,541 (December 31, 2024 - USD $190,300, December 31, 2023 - USD $190,300)

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025. The promissory note is past due and payable on demand. Interest on the promissory note was $26,894 (December 31, 2024 - $4,862). During the year ended December 31, 2025, the ownership of the USD $285,000 loan was transferred to the CEO of the Company through a private transaction.

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the year ended December 31, 2025, interest on the promissory note was $61,606 (December 31, 2024 - $28,332). During the year ended December 31, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction.

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

During the year ended December 31, 2025, the President of the Company charged the Company $223,603 (December 31, 2024 - $181,733, December 31, 2023 -$179,514) related to services.

Anthony Balic

During the year ended December 31, 2025, a Company controlled by Anthony Balic, the Company's CFO, charged the Company $177,000 (2024 - $132,000, 2023 - $140,429) related to services.

Jeff Ciachurski

During the year ended December 31, 2025, the Chief Executive Officer of the Company charged the Company $350,163 (2024 - $341,146, 2023 - $337,448) related to services.

Captiva Verde Wellness Corp.

As at December 31, 2024, the Company had a receivable of $nil (December 31, 2023) from Captiva, which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matured on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at December 31, 2025, interest income of $nil (December 31, 2024 - $nil). During the year ended December 31, 2024, the Company and Captiva agreed to net the Company's receivable of $206,947 from Captiva against the joint venture settlement obligation.

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. On December 30, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares of the Company and recorded loss of $538,461 on settlement in the statement of loss and comprehensive loss. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the year ended December 31, 2025, the Company has made payments of $183,500 (2024 - $220,500) related to this obligation in addition to $nil (2024 - $206,947) receivable which was netted against the obligation. On March 13, 2026,, the Company issued 1,250,000 common shares to settle $625,000 of the JV Settlement obligation with Captiva

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 are attached hereto and found immediately following the text of this Annual Report, beginning on page F-1. The financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Davidson & Company LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since incorporation of the Company. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board of Directors' discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

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

(b) to the extent that such other companies may participate in ventures in which the Company participates, the directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation; and

(c) in particular: (i) Jeffrey Ciachurski, our Company's chief executive officer, is also the chair of the Board of Captiva, which is party to a settlement agreement in respect of its joint venture with our Company in relation to the Sage Ranch Real Estate Project discussed elsewhere in this annual report; (ii) our Company's chief financial officer, Anthony Balic, also serves as the chief financial officer of Captiva; (iii) Michael Boyd serves as a director of both companies; and (iv) Brian Conlan, a Board member of the Company is the Chief Executive Officer of Captiva.

Although the Company is not aware of any specific conflicts of interest involving any of its directors or officers at the present time (other than the involvement of Messrs. Ciachurski, Balic, Conlan and Boyd in Captiva), there is a possibility that our directors and/or officers may be in a position of conflict of interest in the future. Our Articles and By-laws do not expressly address this possibility. However, as a general principle under British Columbia corporate law, our directors and officers are under fiduciary obligations to our Company, and section 142(1) of the Business Corporations Act (British Columbia) requires that every director and officer of our Company, in exercising his or her powers and discharging his or her duties, shall:

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

In the case of a direct acquisition by a WTO investor that is not a state-owned enterprise, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2025, this amount is $1.386 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is $2.079 billion for 2025); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

At December 31, 2025	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Accounts payable and accrued liabilities	$5,706,049	$-	$-	$5,706,049
Loan payables and promissory notes	3,726,817	-	-	3,726,817
Joint venture settlement obligation	1,883,795	1,397,897	362,956	3,644,648
Convertible debenture	4,516,351	-	-	4,516,351
Convertible debenture derivative	145,122	-	-	145,122
	$15,978,134	$1,397,897	$362,956	$17,738,987

At December 31, 2024	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Overdraft	$54,227	$-	$-	$54,227
Accounts payable and accrued liabilities	4,986,099	-	-	4,986,099
Loan payables and promissory notes	2,563,145	-	-	2,563,145
Joint venture settlement obligation	669,449	1,397,897	1,301,394	3,368,740
Convertible debenture	-	-	4,177,684	4,177,684
Convertible debenture derivative	-	1,025,803	-	1,025,803
	$8,272,920	$2,423,700	$5,479,078	$16,175,698

At December 31, 2023	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$3,822,969	$-	$3,822,969
Loan payables and promissory notes	781,322	-	781,322
Joint venture settlement obligation	698,950	3,298,141	3,997,091
Convertible debenture	-	3,483,890	3,483,890
Convertible debenture derivative	-	1,027,427	1,027,427
	$5,303,241	$7,809,458	$13,112,699

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

The Company's financial assets and liabilities as at December 31, 2025 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
	$	$	$
Cash	90	57,449	57,539
Other receivables	2,988	-	2,988
Marketable securities	3,096,000	-	3,096,000
	3,099,078	57,449	3,156,527
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(1,021,229)	(4,684,820)	(5,706,049)
Loan payable and promissory notes	(1,238,748)	(2,488,069)	(3,726,817)
Joint venture settlement obligation	(3,644,648)	-	(3,644,648)
Convertible debenture	(900,294)	(3,616,057)	(4,516,351)
Convertible debenture derivative	-	(145,122)	(145,122)
Net Financial Liabilities	(3,705,841)	(10,876,619)	(14,582,460)

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

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		December 31, 2025	December 31, 2024	December 31, 2023
Financial Assets	Fair Value Hierarchy Level	Fair Value $	Fair Value $	Fair Value $
Fair value through profit and loss ("FVTPL")
Cash	Level 1	57,539	-	47,098
Marketable securities - Private	Level 2	3,096,000	1,755,000	1,785,510
Financial Liabilities
Other financial liabilities
Overdraft	Level 1	-	54,227	-
Convertible debenture derivative	Level 3	145,122	1,025,803	1,027,427

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

• Level 1 - quoted prices in active markets for identical securities

• Level 2 - significant observable inputs other than quoted prices included in Level 1

• Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy in 2025 or during the years ended December 31, 2024 and December 31, 2023.

Convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payables and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, and accounts payables and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2025. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2025.

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

D. Changes in Internal Control Over Financial Reporting

During the period ended December 31, 2025, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by Davidson & Company LLP for the fiscal years ended December 31, 2025 and 2024:

	Year Ended December 31
	2025	2024
Audit Fees:	$100,000	$125,000
Audit Related Fees:	-	6,000
Tax Fees:	Nil	Nil
Total:	$100,000	$131,000

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

• Audited consolidated statements of financial position of the Company as at December 31, 2025 and 2024 and the audited consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, and notes to the audited consolidated financial statements, including a summary of significant accounting policies.

ITEM 19. EXHIBITS

Exhibits Required by Form 20-F

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)(2)

1.2	Articles(2)

2.1	Form of Common Share Certificate(2)

4.1	Option and Joint Venture Agreement dated August 10, 2020 between Greenbriar Capital (U.S.) LLC, as optionor, and Captiva Verde Land Corp. (now known as Captiva Verde Wellness Corp.), as optionee(2)

4.2	Amendment No. 8 to Option Agreement for Second and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2026 in respect of the Montalva Solar Project*(1)

4.3	Amendment No. 8 to Option Agreement for Third and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2026in respect of the Montalva Solar Project*(1)

4.4	Amendment No. 8 to Option Agreement for Fourth and Separate Lease of Real Estate Property between Greenbriar Capital (US) LLC and AG & FM Farms, LLC, made effective as of January 1, 2026 in respect of the Montalva Solar Project* (1)

4.5	Settlement Agreement dated June 22, 2023, between Greenbriar Capital (U.S.) LLC and Captiva Verde Wellness Corp. in respect of the Sage Ranch Real Estate Project*

4.6	Amended Settlement Agreement dated August 21, 2023, between Greenbriar Capital (U.S.) LLC and Captiva Verde Wellness Corp. in respect of the Sage Ranch Real Estate Project*

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics*

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO**

15.1	Stock Option Plan dated for reference September 14, 2012, as amended and restated May 16, 2022*

15.2	Audit Committee Charter(2)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

(1)	Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

(2)	Filed as an exhibit to our registration statement on Form 20-F, as filed with the SEC on January 28, 2022, and incorporated herein by reference.

(3)	Filed as an exhibit to our registration statement on Form 20-F/A (Amendment No. 2), as filed with the SEC on May 10, 2022, and incorporated herein by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GREENBRIAR SUSTAINABLE LIVING INC.

Dated: April 30, 2026	By:	/s/ Jeff Ciachurski
Jeff Ciachurski Chief Executive Officer

Greenbriar Sustainable Living Inc.

Consolidated Financial Statements

Years Ended December 31, 2025, 2024 and 2023

(amounts expressed in Canadian dollars, except where indicated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Greenbriar Sustainable Living Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbriar Sustainable Living Inc. (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2025, 2024, and 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024, and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a loss of $1,525,965 for the year ended December 31, 2025. As at December 31, 2025, the Company had an accumulated deficit of $38,129,404 and a working capital deficiency of $12,755,032. To date, the Company has no history of earning revenues. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

DAVIDSON & COMPANY LLP	1200 - 609 Granville Street PO BOX 10372, Pacific Centre Vancouver, BC V7Y 1G6	604 687 0947 davidson-co.com

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

 April 30, 2026

PCAOB ID# 731

Greenbriar Sustainable Living Inc. Consolidated Statements of Financial Position For the years ended December 31, 2025 and 2024 (amounts expressed in Canadian dollars, except where indicated

	Note	As at December 31, 2025	As at December 31, 2024
Assets
Current assets
Cash		$57,539	$-
Deposits and prepaid expenses - short term		66,575	30,936
Other receivables		2,988	7,747
Marketable securities	6	3,096,000	1,755,000
		3,223,102	1,793,683
Non-current assets
Deposits and prepaid expenses - long term		-	82,737
Sage Ranch	5	10,273,524	10,162,415
Power project acquisition and development costs	7	8,058,124	8,225,009
Total assets		$21,554,750	$20,263,844
Liabilities
Current liabilities
Overdraft		-	54,227
Accounts payable and accrued liabilities	8	5,706,049	4,986,099
Loans payable and promissory notes	9	3,726,817	2,563,145
Joint venture settlement obligation	11	1,883,795	669,449
Convertible debentures	10	4,516,351	3,338,552
Convertible debenture derivative	10	145,122	1,025,803
		15,978,134	12,637,275
Non-current liabilities
Joint venture settlement obligation	11	1,760,853	2,699,291
Convertible debenture	10	-	839,132
Total liabilities		17,738,987	16,175,698

Shareholders' equity
Share capital	12	30,823,321	29,372,058
Reserves	12	9,948,620	9,228,019
Accumulated other comprehensive income		1,173,226	2,091,508
Deficit		(38,129,404)	(36,603,439)
Total shareholders' equity		3,815,763	4,088,146
Total liabilities and shareholders' equity		$21,554,750	$20,263,844

Nature of operations and going concern (note 1)

Commitments and contingencies (note 17)

Subsequent events (note 19)

Approved by the Board of Directors

”Jeff Ciachurski” Director	”Cliff Webb” Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2025, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	Notes	2025	2024	2023
General and administration expenses
Consulting and management fees	16	$(868,385)	$(806,557)	$(620,682)
General and administrative		(293,410)	(310,018)	(493,930)
Marketing and donations		-	(14,883)	(61,614)
Professional fees		(521,568)	(618,412)	(580,180)
Share-based payment expense	12	(236,922)	(334,534)	(1,176,190)
		(1,920,285)	(2,084,404)	(2,932,596)
Other (expenses) income, net
Foreign exchange gain (loss)		557,477	(651,807)	133,468
Accretion expense on convertible debt	10	(509,607)	(434,341)	(112,465)
Accretion on joint venture settlement obligation	11	(459,408)	(552,928)	(185,587)
Interest expense and bank charges		(977,605)	(688,130)	(97,570)
Unrealized gain(loss) and foreign exchange on marketable securities	6	1,341,000	(30,510)	-
Loss on modification of joint venture settlement obligation	11	-	(246,168)	-
Gain on settlement of accounts payable and accrued liabilities	8	-	5,172	321,115
Interest income		-	-	29,933
Loss on shares for debt settlement	12	(402,740)	-	-
Loss on share settlement of joint venture settlement obligation	11	-	(538,461)	-
Transaction costs expensed on convertible debentures		-	-	(87,781)
Fair value adjustment on derivative liability	10	845,203	86,001	117,648
Loss		(1,525,965)	(5,135,576)	(2,813,835)

Other comprehensive income (loss
Cumulative translation adjustment income (loss)		(918,282)	1,438,316	(380,197)
Total comprehensive loss		$(2,444,247)	$(3,697,260)	$(3,194,032)

Loss per share-basic and diluted		$(0.04)	$(0.15)	$(0.08)

Weighted average shares outstanding-basic and diluted		38,639,035	34,714,698	33,911,334

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2024		37,370,157	$29,372,058	$4,917,310	$4,273,490	$37,219	$2,091,508	$(36,603,439)	$4,088,146

Loss for the year		-	-	-	-	-	-	(1,525,965)	(1,525,965)
Cumulative translation adjustment		-	-	-	-	-	(918,282)	-	(918,282)
Share-based payment expense	12	-	-	236,922	-	-	-	-	236,922
Units for debt settlements	12	2,730,937	1,249,264	-	389,552	-	-	-	1,638,816
Private placement	12	750,000	205,873	-	94,127	-	-	-	300,000
Share issuance costs	12	-	(3,874)	-	-	-	-	-	(3,874)
Balance at December 31, 2025		40,851,094	$30,823,321	$5,154,232	$4,757,169	$37,219	$1,173,226	$(38,129,404)	$3,815,763

Balance at December 31, 2023		34,078,355	$26,410,615	$4,911,526	$4,456,372	$37,219	$653,192	$(31,467,863)	$5,001,061

Loss for the year		-	-	-	-	-	-	(5,135,576)	(5,135,576)
Options exercised	12	463,000	813,050	(328,750)	-	-	-	-	484,300
Warrants exercised	12	631,000	609,932	-	(182,882)	-	-	-	427,050
Shares issued on partial settlement of joint venture settlement obligation	12	2,197,802	1,538,461	-	-	-	-	-	1,538,461
Share-based payment expense	12	-	-	334,534	-	-	-	-	334,534
Cumulative translation adjustment		-	-	-	-	-	1,438,316	-	1,438,316
Balance at December 31, 2024		37,370,157	$29,372,058	$4,917,310	$4,273,490	$37,219	$2,091,508	$(36,603,439)	$4,088,146

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
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

Greenbriar Sustainable Living Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

	Notes	2025	2024	2023
Cash used from operating activities
Loss for the year		$(1,525,965)	$(5,135,576)	$(2,813,835)
Items not affecting cash
Unrealized foreign exchange (gain) loss		(557,477)	680,585	(49,193)
Gain on settlement of account payable and accrued liabilities	8	-	(5,172)	(321,115)
Loss on shares for debt settlement	12	402,740	-	-
Share-based payment expense	12	236,922	334,534	1,176,190
Accrued interest income		-	-	(29,933)
Unrealized (gain) loss and foreign exchange on marketable securities	6	(1,341,000)	30,510	-
Loss on share settlement of joint venture settlement obligation		-	538,461	-
Accretion on convertible debenture	10	509,607	434,341	112,465
Accretion on joint venture settlement obligation	11	459,408	552,928	185,587
Fair value of derivative liability	10	(845,203)	(86,001)	(117,648)
Loss on modification of joint venture settlement obligation	11	-	246,168	-
Transaction costs expensed on convertible debenture		-	-	87,781
		(2,660,968)	(2,409,222)	(1,769,701)
Change in non-cash operating working capital
Decrease in receivables and prepaid expenses		51,857	441,126	19,012
Increase (decrease) in accounts payable and accrued liabilities		2,326,069	809,146	(403,781)
		(283,042)	(1,158,950)	(2,154,470)
Cash flows used in investing activities
Sage ranch	5	(586,080)	(749,887)	(3,130,040)
Power project development and construction costs	7	(229,794)	(380,312)	(499,182)
		(815,874)	(1,130,199)	(3,629,222)
Cash flows used in financing activities
Cash repaid on loans	9	(358,728)	(264,389)	(60,626)
Cash received on loans	9	1,500,785	1,692,080	140,626
Option exercises	12	-	484,300	379,500
Warrant exercises	12	-	427,050	7,500
Convertible debt issuance	10	-	-	4,592,164
Transaction costs on convertible debt		-	-	(23,340)
Private placement proceeds	12	300,000	-	386,000
Share issuance costs	12	(3,874)	-	(7,482)
Repayment of joint venture settlement obligation	11	(183,500)	(220,500)	467,976
		1,254,683	2,118,541	5,882,318
Effect of foreign exchange on cash		(44,001)	69,283	(76,478)
Increase (decrease) in cash		$111,766	$(101,325)	$22,148
Cash - beginning of year		(54,227)	47,098	24,950
Cash (overdraft) - end of year		$57,539	$(54,227)	$47,098

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Supplemental cash flow information	2025	2024	2023
	$	$	$
Shares issued to reduce accounts payable and loans and promissory notes	1,249,264	-	64,000
Warrants issued on private placement	94,127	-	-
Warrants issued on shares for debt settlement	389,552	-	-
Bonus warrants issued on convertible debt	-	-	484,525
Equity portion of convertible debt	-	-	37,219
Recognition of derivative liability	-	-	1,171,660
Accrued investment property through accounts payable	770,463	888,055	552,583
Accrued power project development costs through accounts payable	49,138	53,915	12,854
Shares issued to settle joint venture obligation	-	1,538,461	-
Reclass of loan receivable to joint venture settlement obligation	-	206,947	-
Reclass of reserve from warrants exercised	-	182,882	-
Reclass of reserve from options exercised	-	328,750	-
Reclass from AP to loan payable	35,165	-	-
Taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $1,525,965 for the year ended December 31, 2025. As at December 31, 2025, the Company had an accumulated deficit of $38,129,404 and a working capital deficiency of $12,755,032. To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

Recent global issues, including the ongoing political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2  Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board effective as at December 31, 2025. The policies set out below were consistently applied to all periods presented.

These consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2026.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Joint Arrangements

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

Outlined below is information related to the Company's subsidiaries at December 31, 2025:

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Cash

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss. The Company's option liability and convertible debenture derivative are measured at fair value.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Deferred income tax assets and liabilities are recognized for all taxable temporary differences, except:

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Loss per share

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Key areas of judgment

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

5 Sage Ranch

	December 31, 2025	December 31, 2024
Opening balance	$10,162,415	$8,336,079
Land appraisal & related fees	468,488	1,085,359
Water Rights	125,000	-
Translation adjustment	(482,379)	740,977
	$10,273,524	$10,162,415

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

On April 25, 2025, the Company entered into an agreement to buy 115 acre-feet of adjudicated and deeded water rights for USD $1,250,000, which expires on April 25, 2027. If the purchase is not made within 120 days, the amount will escalate by $62,500 (late payment fee) and then another $62,500 for each additional 90 days thereafter until the expiry date or the agreement is mutually terminated. If the water is not purchased, the Company would owe any late payment fees accrued. During the year end December 31, 2025, the Company has accrued $125,000 (2024 - $nil) late payment fees which have been capitalized to the project.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

The fair value of the development project as a whole is not possible to reliably estimate as of yet, given the Company has not yet received all necessary permits or begun construction.

6 Marketable securities and investment in associate

	December 31, 2024 Fair value	FX and Fair Value Adjustment	December 31, 2025 Fair value
Green Matters	1,755,000	1,341,000	3,096,000
Total	$1,755,000	$1,341,000	$3,096,000

	December 31, 2023 Fair value	FX and Fair Value Adjustment	December 31, 2024 Fair value
Green Matters	1,785,510	(30,510)	1,755,000
Total	$1,785,510	$(30,510)	$1,755,000

As at December 31, 2025, the Company held 900,000 (December 31, 2024 - 900,000) shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. As at December 31, 2025, the shares were valued at CAD $3.44 (December 31, 2024 - CAD$1.95) based on the price of the most recent financing by Green Matters.

7 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2023	$5,522,330	$1,653,250	$7,175,580
Additions	421,373	-	421,373
Translation adjustment	482,681	145,375	628,056
December 31, 2024	6,426,384	1,798,625	8,225,009
Additions	225,017	-	225,017
Translation adjustment	(306,527)	(85,375)	(391,902)
December 31, 2025	$6,344,874	$1,713,250	$8,058,124

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA (“Montalva” or the “Montalva Project”) on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement. After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement. It’s the Company’s position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA’s discretion and that PREPA is liable for damages.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement ("Settlement Agreement") beneficial to both parties.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA with improved commercial terms was drafted and submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA, PREPA formally submitted a finalized settlement PPOA with updated commercial terms consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 4, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board had rejected PBJL’s proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions. On April 26, 2025, PREB formally approved the settlement as originally filed as final, binding and enforceable, but withheld final approval pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once a settlement PPOA has been finalized with PREPA and submitted to PREB and FOMB for their approval.

Land Lease Option Agreements

Included in the power project development and construction costs balance for AG Solar are costs related to land lease option payments.

In connection with the planned Montalva Solar Project, the company currently has three separate land lease option agreements covering four parcels for the construction and operation of Montalva.  These parcels are located in the Municipality of Lajas.  The parcels are contiguous to each other providing approximately 600 acres of land for the Montalva project.  Upon execution of the options, these land leases provide for a term of twenty-five years, and such leases may be extended for up to four additional consecutive periods of five years each, at the Company’s option, for the purposes of the Company developing the Montalva Project.  The lease option agreements are in effect until December 31, 2026, and will need to be extended if needed, with total payments of US$74,000.  In the past, the parties have agreed to extend these agreements with payment terms to be negotiated for such extensions. During the period ending December 31, 2025, the Company made payment totalling USD$74,000 (December 31, 2024 – USD$177,500), related to payments required by the extension agreements.

8 Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
Accounts payable	$2,644,111	$2,458,176
Accrued liabilities	1,638,571	1,875,924
Accrued interest	1,423,367	651,999
Total accounts payable and accrued liabilities	$5,706,049	$4,986,099

During the period ended December 31, 2025, the Company recorded a gain on settlement of accounts payable of $nil (December 31, 2024- $5,172, December 31, 2023 of $321,115) (Note 12).

9 Loans payable

Shareholder loans	December 31, 2025	December 31, 2024
Principal opening balance	$1,043,565	$499,631
Net Addition	-	500,000
Unrealized foreign exchange	(25,801)	43,934
Principal ending balance	$1,017,764	$1,043,565

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly, are non-secured and are due on demand. During the year ended December 31, 2024, the Company received $500,000 in additional loans from shareholders which were unsecured, non-interest bearing loans which are due on demand. During the year ended December 31, 2024, the Company entered into formal promissory notes for USD $230,000 and CAD $500,000 which will be payable on December 31, 2025 and bear interest at 8% per annum. These notes are past due and payable on demand. As at December 31, 2025, total accrued interest was $371,358 (December 31, 2024 - $273,015) and was included in accounts payable and accrued liabilities.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)
Director loans	December 31, 2025	December 31, 2024
Principal opening balance	$323,823	$251,691
Additional loans (repayments)	30,000	50,000
Unrealized foreign exchange	(12,998)	22,132
Principal ending balance	$340,825	$323,823

The loans bear interest of between 10% and 12% per annum, are non-secured, and are repayable on demand. During the year ended December 31, 2025, the Company received $30,000 (December 31, 2024 - $50,000) in additional loans from a director which are unsecured, non-interest bearing loans which are due on demand. During the year ended December 31, 2025, the Company repaid $nil (December 31, 2024 - $250,000) in accrued interest and as at December 31, 2025, total interest accrued was $424,358 (December 31, 2024 - $374,285) and was included in accounts payable and accrued liabilities.

Executive loans	December 31, 2025	December 31, 2024
Principal opening balance	$218,116	$-
Additional loan	357,273	232,505
Net repayments	(268,857)	(14,389)
Settled shares for debt	(45,000)	-
Unrealized foreign exchange	(4,221)	-
Principal ending balance	$257,311	$218,116

As at December 31, 2025, the Company had outstanding loans from the CEO and the CEO's spouse of $257,311 (December 31, 2024 - $218,116). During the year ended December 31, 2025, the Company received $288,841 in new loans (December 31, 2024 - USD$91,550 ($136,648)) that bears interest of 8% per annum, compounded monthly, are non-secured and are due on demand. In addition, the Company received a $68,432 in loans from the CEO and the CEO's spouse (December 31, 2024 - $95,857) that are non-interest bearing, non-secured and are due on demand. The Company repaid a total of $313,857 (December 31, 2024 - $14,389) of these loans during the current year. During the year ended December 31, 2025, the Company settled $45,000 (December 31, 2024 - $nil) through a shares for debt transaction (Note 12).

As at December 31, 2025, total interest accrued was $nil (December 31, 2024 - $4,699) and was included in accounts payable and accrued liabilities.

Promissory note (1)	December 31, 2025	December 31, 2024
Principal opening balance	$30,000	$30,000
Additions	35,000	-
Principal ending balance	$65,000	$30,000

During the year ended December 31, 2025, the Company received a loan of $35,000 which is non-interest bearing, non-secured and is due on demand.

Promissory note (2)	December 31, 2025	December 31, 2024
Principal opening balance	$414,950	$-
Additions	-	399,818
Interest	26,894	4,862
Unrealized foreign exchange	(22,452)	10,270
Principal ending balance	$419,392	$414,950

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory note that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025. The promissory note is past due and payable on demand. Interest on the promissory note was $26,894 (December 31, 2024 - $4,862). During the year ended December 31, 2025, the ownership of the USD $285,000 loan was transferred to the CEO of the Company through a private transaction.

Promissory note - (3)	December 31, 2025	December 31, 2024
Principal opening balance	$532,695	$-
Additions	-	476,563
Interest	61,606	28,332
Repayments	(58,909)	-
Unrealized foreign exchange	(31,189)	27,800
Principal ending balance	$504,203	$532,695

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the year ended December 31, 2025, interest on the promissory note was $61,606 (December 31, 2024 - $28,332). During the year ended December 31, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction.

Promissory note - (4)	December 31, 2025	December 31, 2024
Principal opening balance	$-	$-
Additions	400,000	-
Interest	26,433	-
Principal ending balance	$426,433	$-

During the year ended December 31, 2025, the Company received a $400,000 promissory note that bears interest at 12% per annum, is unsecured and is repayable on June 30, 2026. The term can be extended for a period of three months up to September 30, 2026. During the year ended December 31, 2025, interest on the promissory note was $26,433 (December 31, 2024 - $nil).

Promissory note - (5)	December 31, 2025	December 31, 2024
Principal opening balance	$-	$-
Additions	703,180	-
Interest	10,604	-
Unrealized foreign exchange	(17,895)
Principal ending balance	$695,889	$-

During the year ended December 31, 2025, the Company entered into a loan agreement for USD $500,000 ($703,180). The loan bears interest at 12% per annum, is unsecured and is repayable on or before September 30, 2026, and can extended for three months to December 31, 2026. During the year ended December 31, 2025, interest on the promissory note was $10,604 (December 31, 2024 - $nil).

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)
Promissory note (6)	December 31, 2025	December 31, 2024
Opening balance	$-	$-
Additions	1,096,900	-
Settled shares for debt	(1,096,900)
Principal ending balance	$-	$-

During the year ended December 31, 2025, the Company received $1,096,900 in loans and advances that are non-interest bearing, non-secured and are due on demand and, during current period, settled $1,096,900 through a shares for debt transaction (Note 12).

10 Convertible debenture

On June 30, 2023, the Company issued a $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants which were valued using a Black Scholes Model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, and expiring on June 30, 2026.

Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219. Transaction costs, including the fair value of detachable warrants, were allocated to the liability and equity components in proportion to the allocation of gross proceeds. Accretion for the debenture for the year ended December 31, 2025 was $61,162 (December 31, 2024 - $54,003). Interest for the debenture for the year ended December 31, 2025 was $125,772, (December 31, 2024 - $122,685) and $125,772 (December 31, 2024 - $nil) of the outstanding interest was repaid.

	December 31, 2025	December 31, 2024
Opening balance	$839,132	$785,129
Accretion	61,162	54,003
Ending balance, classified as short-term	900,294	-
Ending balance, classified as long-term	$-	$839,132

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

The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a Geometric Brownain motion model. Based on the following key weighted average inputs: annualized volatility of 65.13% per annum, risk free rate of 3.57% over the Debenture's term of three years, the USD/CAD annualized volatility of 7.28% per annum, the fair value of the derivative liability was $1,171,660 at recognition and $1,027,427 at December 31, 2023. The debenture was then allocated the residual balance and transaction costs, including the detachable warrants, were allocated to the liability and embedded derivative in proportion to the allocation of gross proceeds. As at December 31, 2025, the fair value of the embedded derivative was $145,122 (2024 - $1,025,803) and the fair value gain of $845,203 (2024 -  loss of $86,001) was recorded in the statement of loss and comprehensive loss. The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a black-scholes model. Based on the following key weighted average inputs: annualized volatility of 101.43% per annum, risk free rate of 2.55% over the Debenture's remaining term of one year. Interest for the debenture for the year ended December 31, 2025 was $507,697 (December 31, 2024 - $490,593).

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)
Convertible Debenture	December 31, 2025	December 31, 2024
Opening balance	$3,338,552	$2,698,761
Accretion	448,445	380,338
Foreign exchange	(170,940)	259,453
Ending balance, classified as short-term	$3,616,057	$3,338,552

Derivative Liability	December 31, 2025	December 31, 2024
Opening balance	$1,025,803	$1,027,427
Foreign exchange	(35,478)	84,377
Fair value adjustment	(845,203)	(86,001)
Ending balance, classified as short-term	$145,122	$1,025,803

11 Joint venture settlement obligation

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

During the year ended December 31, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares in the capital of the Company and recorded a loss of $538,461 on settlement and loss on modification of $246,168 in the statement of loss and comprehensive loss. During the year ended December 31, 2024, the Company and Captiva agreed to net $206,947 of a receivable against the joint venture settlement obligation.

During the year ended December 31, 2025, $459,408 (2024 - $552,928, and 2023 - $185,587) of accretion was recorded in the statement of loss and comprehensive loss.

	December 31, 2025	December 31, 2024
Opening balance	$3,368,740	$3,997,091
Accretion	459,408	552,928
Reclass from loan receivable	-	(206,947)
Repayment	(183,500)	(220,500)
Settled on issuance of common shares	-	(1,000,000)
Loss on modification	-	246,168
Ending balance	$3,644,648	$3,368,740
Classified as current	$1,883,795	$669,449
Classified at non-current	$1,760,853	$2,699,291

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

12 Share capital and reserves

a. Authorized and outstanding

As at December 31, 2025, the Company had unlimited authorized common shares without par value and 40,851,094 common shares issued and outstanding (December 31, 2024 - 37,370,157, December 31, 2023 - 34,078,355).

b. Share issuances

Fiscal 2025

- On April 4, 2025, the Company completed a shares for debt transaction and settled $49,176 in amounts owing by issuing 93,381 common shares of the Company. There was no gain or loss recorded on this transaction as the fair market value of the shares equaled the debt amount settled.

- On July 18, 2025, the Company completed a share for debt transactions and settled $1,096,900 in promissory notes and $90,000 accounts payable by issuing 2,637,556 common shares and 2,537,556 warrants of the Company. The fair value of the shares issued was $1,200,088 and the fair value of the warrants was $389,552 which was calculated using a Black-Scholes option pricing model, with the following  assumptions: expected option life of 3 years, expected stock price volatility 82.40%, dividend payment during life of option was nil, risk free interest rate 2.83%, weighted average fair value per option $0.55, share price $0.455. The Company recorded a loss on shares for debt settlement of $402,740 as part of the transaction.

- On October 15, 2025, the Company closed a non-brokered private placement and issued 750,000 units at a price of $0.40 per unit for gross proceeds of $300,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.60 until October 15, 2028. The fair value of the shares issued was $300,000 and the fair value of the warrants was $137,157 which was calculated using a Black-Scholes option pricing model, with the following  assumptions: expected option life of 3 years, expected stock price volatility 84.43%, dividend payment during life of option was nil, risk free interest rate 2.42%, weighted average fair value per option $0.60, share price $0.40.The Company incurred $3,874 in share issuance costs as part of the transaction.

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

Fiscal 2023

- On May 10, 2023, the Company closed a non-brokered private placement and issued 360,000 units at a price of $1.25 per unit for cash proceeds of $386,000 and a reduction of accounts payable of $64,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.50 until May 10, 2028. The Company incurred $7,482 in share issuance costs as part of the transaction.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

- During the year, 238,500 options were exercised for gross proceeds of $379,500.

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

Fiscal 2025

- On May 8, 2025, the Company granted an aggregate of 500,000 stock options to a consultant of the Company exercisable at $0.50 per share for a period of 3 years. The fair value of the share options was estimated at $130,418 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 82.79%, dividend payment during life of option was nil, risk free interest rate 2.61%, weighted average fair value per option $0.26, share price $0.49.

- On October 12, 2025, the Company granted an aggregate of 500,000 stock options to a consultant of the Company exercisable at $0.40 per share for a period of 3 years. The fair value of the share options was estimated at $106,504 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 84.43%, dividend payment during life of option was nil, risk free interest rate 2.42%, weighted average fair value per option $0.21, share price $0.39.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

- On November 21, 2024, the Company granted an aggregate of 75,000 stock options to a consultant of the Company exercisable at  $0.90 per share for a period of 3 years. The fair value of the share options was estimated at $30,046 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 70.73%, dividend payment during life of option was nil, risk free interest rate 3.35%, weighted average fair value per option $0.40, share price $0.85.

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

Total stock options granted during the year ended December 31, 2025, were 1,000,000 (December 31, 2024 - 375,000, December 31, 2023 - 1,625,000). Total share-based payment expense recognized for the fair value of share options granted and vested or amended during the year ended December 31, 2025 was $236,922 (2024 - $216,620, 2023 - $1,176,190).

A summary of stock option information as at December 31, 2025, 2024 and 2023 is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	3,237,000	$1.06	3,391,500	$1.21	2,710,000	$1.35
Granted	1,000,000	0.45	375,000	0.74	1,625,000	1.12
Exercised	-	-	(463,000)	1.05	(238,500)	1.43
Expired	(600,000)	1.32	(66,500)	2.00	(705,000)	1.47
Outstanding - end of year	3,637,000	$0.85	3,237,000	$1.06	3,391,500	$1.21

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at December 31, 2025:

Number of options outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
350,000	$0.82	1.52
500,000	$1.00	1.00
75,000	$1.50	0.11
1,137,000	$1.10	2.88
200,000	$1.10	2.92
300,000	$0.70	0.58
75,000	$0.90	1.89
500,000	$0.50	2.35
500,000	$0.40	2.78
3,637,000	$0.85	2.14

d. Warrants

Fiscal 2025

- On October 15, 2025, the Company issued 750,000 warrants as part of a private placement. Each warrant entitles the holder to acquire one additional share at a price of $0.60 until October 15, 2028. The fair value of the warrants at the date of grant was estimated at $94,124 using the proportionate allocation method. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 84.43% volatility; risk-free interest rate of 2.42%; and a dividend yield of 0%.

- On July 18, 2025, the Company issued 2,537,556 warrants as part of a shares for debt transaction. Each warrant entitles the holder to acquire one additional share at a price of $0.55 until July 18, 2028. The fair value of the warrants at the date of grant was estimated at $389,552 using the proportionate allocation method. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 82.40% volatility; risk-free interest rate of 2.83%; and a dividend yield of 0%.

Fiscal 2024

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

The following table discloses the number of warrants outstanding as at:

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	5,026,926	$1.38	4,757,926	$1.31	5,371,896	$1.49
Granted	3,287,556	0.56	900,000	1.30	820,000	1.39
Exercised	-	-	(631,000)	0.68	(5,000)	1.50
Expired	(925,926)	1.46	-	-	(1,428,970)	2.03
Outstanding - end of year	7,388,556	$1.00	5,026,926	$1.38	4,757,926	$1.31

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)
Outstanding warrants	Expiry Date	Exercise price
577,000*	November 29, 2027	$1.50
355,000	May 10, 2028	$1.50
460,000	June 30, 2026	$1.30
900,000	January 11, 2027	$1.30
1,809,000**	March 28, 2027	$1.35
2,537,556	July 18, 2028	$0.55
750,000	October 15, 2028	$0.60
7,388,556

*During the year ended December 31, 2025, the expiry date of these warrants were extended to November 29, 2027.

**During the year ended December 31, 2025 the expiry date of these warrants were extended to March 28, 2027.

e. Convertible debenture reserve

	December 31, 2025	December 31, 2024
Opening balance	$37,219	$37,219
Equity reserve related to convertible debenture (note 10)	-	-
Ending balance	$37, 219	$37,219

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

13 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		December 31, 2025	December 31, 2024
	Fair Value	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	57,539	-
Marketable securities	Level 2	3,096,000	1,755,000
Financial liabilities
Other financial liabilities
Overdraft	Level 1	-	54,227
Convertible debenture derivative	Level 3	145,122	1,025,803

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Convertible debenture derivative are considered to be a Level 3 classification as certain inputs are not based on observable market data. See Note 10 for details on inputs utilized in the valuation.

The Company did not move any instruments between levels of the fair value hierarchy during the year ended December 31, 2025 and 2024.

The Company's financial instruments include cash, marketable securities, other receivables, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Interest rate risk

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

	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Accounts payable and accrued liabilities	$5,706,049	$-	$-	$5,706,049
Loan payables and promissory notes	3,726,817	-	-	3,726,817
Joint venture settlement obligation	1,883,795	1,397,897	362,956	3,644,648
Convertible debenture	4,516,351	-	-	4,516,351
Convertible debenture derivative	145,122	-	-	145,122
Total	$15,978,134	$1,397,897	$362,956	$17,738,987

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

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

The Company's financial assets and liabilities as at December 31, 2025, are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$90	$57,449	$57,539
Other receivables	2,988	-	2,988
Marketable securities	3,096,000	-	3,096,000
	3,099,078	57,449	3,156,527
Financial liabilities
Accounts payable and accrued liabilities	(1,021,229)	(4,684,820)	(5,706,049)
Loan payable and promissory notes	(1,238,748)	(2,488,069)	(3,726,817)
Joint venture settlement obligation	(3,644,648)	-	(3,644,648)
Convertible debenture	(900,294)	(3,616,057)	(4,516,351)
Convertible debenture derivative	-	(145,122)	(145,122)
Net financial liabilities	$(3,705,841)	$(10,876,619)	$(14,582,460)

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

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2025, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $1,087,662 (December 31, 2024 - $846,127). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

14 Capital management

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

Management reviews its capital management approach on an ongoing basis. During the year ended December 31, 2025, there has been no change in the Company's management of capital policies.

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

	As at December 31, 2025				As at December 31, 2024
	Real Estate	Solar Energy	Corporate	Total	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	10,273,524	8,058,124	3,223,102	21,554,750	10,162,415	8,225,009	1,876,420	20,263,844
Net additions to non-current, non-financial assets	111,109	(166,885)	1,346,682	1,290,906	1,826,336	1,049,429	31,545	2,907,310
Total liabilities	4,415,111	61,850	13,262,026	17,738,987	4,256,795	64,168	11,854,735	16,175,698
Loss
Interest expense	-	(461,837)	(1,484,783)	(1,946,620)	(550,338)	-	(1,114,306)	(1,664,644)
Interest income	-	-	-	-	-	-	-	-
Loss	(577,615)	(8,251)	(940,099)	(1,525,965)	(688,681)	(7,093)	(4,439,802)	(5,135,576)

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)
	As at December 31, 2023
	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$
Total assets	8,336,079	7,175,580	2,602,101	18,113,760
Net additions to non-current, non-financial assets	2,879,660	1164,031	(625,827)	2,417,864
Total liabilities	4,655,747	139,698	8,317,254	13,112,699
Loss
Interest expense	(1,398)	-	(208,637)	(210,035)
Interest income	-	-	29,333	29.333
Loss	(105,015)	(8,484)	(2,700,336)	(2,813,835)

Entity wide disclosures

Information about geographical areas:

	Canada	California	Puerto Rico	Total
As at December 31, 2025
Non-current assets	-	10,273,524	8,058,124	$18,331,648
As at December 31, 2024
Non-current assets	$82,737	$10,162,415	$8,225,009	$18,470,161
As at December 31, 2023
Non-current assets (note 2)	$51,192	$8,336,079	$7,175,580	$15,562,851

16 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the year ended December 31:

	2025	2024	2023
Consulting and management fees	$750,766	$654,919	$657,390
Share-based compensation expense	$-	$-	$1,044,397

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

During the year ended December 31, 2025, the President of the Company charged the Company $223,603 (December 31, 2024 - $181,773, December 31, 2023 - $179,514) related to services.

During the year ended December 31, 2025, a Company controlled by the CFO of the Company charged the Company $177,000 (2024 - $132,000, 2023 - $140,429) related to services.

During the year ended December 31, 2025, the Chief Executive Officer of the Company charged the Company $350,163 (2024 - $341,146, 2023 - $337,448) related to services.

During the year ended December 31, 2025, related party loans and promissory notes totaled $1,896,541 (December 31, 2024 - USD $190,300, December 31, 2023 - USD $190,300)

As at December 31, 2024, the Company had a receivable of $nil (December 31, 2023) from Captiva, which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matured on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at December 31, 2025, interest income of $nil (December 31, 2024 - $nil). During the year ended December 31, 2024, the Company and Captiva agreed to net the Company's receivable of $206,947 from Captiva against the joint venture settlement obligation (Note 11).

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. On December 30, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares of the Company and recorded loss of $538,461 on settlement in the statement of loss and comprehensive loss. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the year ended December 31, 2025, the Company has made payments of $183,500 (2024 - $220,500) related to this obligation in addition to $nil (2024 - $206,947) receivable which was netted against the obligation.

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025. The promissory note is past due and payable on demand. Interest on the promissory note was $26,894 (December 31, 2024 - $4,862). During the year ended December 31, 2025, the ownership of the USD $285,000 loan was transferred to the CEO of the Company through a private transaction.

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the year ended December 31, 2025, interest on the promissory note was $61,606 (December 31, 2024 - $28,332). During the year ended December 31, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction.

As at December 31, 2025, USD $1,025,350 (December 31, 2024 - USD $1,234,784, December 31, 2023 - USD $1,489,211) remained accrued, and USD $209,434 (December 31, 2024 - USD $254,426, December 31, 2023 - USD $504,441) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

As at December 31, 2025, the Company had $1,308,918 (December 31, 2024 - $929,948, December 31, 2023 - $289,095) in accounts payable to related parties.

17 Commitments and contingencies

As at December 31, 2025, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$719,450	$-	$719,450

i) The Company entered into three separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2026, and agreeing to make future payments totalling US$74,000.

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. As at December 31, 2025, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) On March 30, 2022, the Company executed the USD $40 million Mandate Agreement with Voya, which has been amended from time to time with the latest amendment entered into on November 25, 2025, for a senior secured construction loan for the construction of the Company's Sage Ranch Project. In connection with the Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

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

18 Income taxes

A reconciliation of the (provision) recovery for income taxes is as follows:

	Year ended December 31,
	2025	2024	2023
Loss before income taxes	$(1,525,965)	$(5,135,576)	$(2,813,835)
Statutory tax rate	27%	27%	27%
Recovery of income tax taxes based on combined federal and provincial statutory rates	(412,000)	(1,387,000)	(759,000)
Change in statutory, foreign tax, foreign exchange rates and other	11,000	(23,000)	15,000
Permanent differences	71,000	113,000	397,000
Share issue cost	(1,000)	-	(2,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	400,000	(59,000)	12,000
Changes in unrecognized deductible differences	(69,000)	1,356,000	337,000
Total income tax expense (recovery)	$-	$-	$-

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2025	2024	2023
Deferred tax assets
Allowable capital losses	$-	$221,000	$221,000
Share issue costs	15,000	23,000	16,000
Marketable securities	-	9,000	5,000
Joint venture settlement obligation	984,000	910,000	1,079,000
Convertible debt	-	144,000	-
Non-capital and net operating loss carry forward	4,955,000	4,715,000	3,345,000
	5,954,000	6,022,000	4,666,000
Unrecognized deferred tax assets	(5,954,000)	(6,022,000)	(4,666,000)
Net deferred tax assets	-	-	-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position as deferred tax assets are as follows:

	December 31, 2025		December 31, 2024
Temporary Differences	$	Expiry	$	Expiry
Share issue costs	55,000	2046 to 2047	86,000	2045 to 2047
Allowable capital losses	-	No expiry	819,000	No expiry
Marketable securities	-	No expiry	65,000	No expiry
Joint venture settlement obligation	3,645,000	No expiry	3,369,000	No expiry
Convertible debt	-	No expiry	534,000	No expiry
Non-capital losses available for future periods	17,674,000	See below	17,425,000	See below
Canada	16,509,000	2034 to 2045	16,331,000	2034 to 2044
USA	1,056,000	No expiry	986,000	No expiry
USA	104,000	2032 to 2037	109,000	2032 to 2037

Greenbriar Sustainable Living Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)
	December 31, 2023
Temporary Differences	$	Expiry
Share issue costs	60,000	2044 to 2047
Allowable capital losses	819,000	No expiry
Marketable securities	34,000	No expiry
Joint venture settlement obligation	3,997,000	No expiry
Convertible debt	-	-
Non-capital losses available for future periods	12,451,000	See below
Canada	12,012,000	2034 to 2043
USA	339,000	No expiry
USA	100,000	2032 to 2037

19 Subsequent events

i) Subsequent to December 31, 2025, the Company issued 1,250,000 common shares to settle $625,000 of the JV Settlement obligation with Captiva

ii) Subsequent to December 31, 2025, the Company closed a non-brokered private placement and issued a total of 625,000 units at $0.40 per unit for gross proceeds of $250,000. Each unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable into one additional common share at a price of $0.50 until March 13, 2029.

iii) Subsequent to December 31, 2025, the Company issued 500,000 shares in relation to stock options exercised and received $250,000 in cash proceeds.

iv) Subsequent to December 31, 2025, the Company issued 48,889 shares in relation to warrants exercised and received $26,889 in cash proceeds.